       As filed with the Securities and Exchange Commission on January 2, 2002
                                                    Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                   INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT N
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT N
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

Form
N-8B-2
Item No.     Caption in Prospectus / (***Caption in Prospectus Supplement)
--------     -------------------------------------------------------------
1  ---     Cover Page; General Information About Manufacturers Life of
           America, Separate Account Four, and Manufacturers Investment Trust
           (What Is  Manufacturers Life of America's Separate Account Four?);
           (***General Information About Manulife USA, The Separate Accounts
           and the Trust)

2  ---     Cover Page; General Information About Manufacturers Life of
           America, Separate Account Four, and Manufacturers Investment Trust
           (Who Are Manufacturers Life Of America And Manufacturers Life?);
           (***General Information About Manulife USA, The Separate Accounts
           and the Trust)

3  ---*

4  ---     Other Matters (Who Sells The Policies And What Are The Sales
           Commissions?); (***Other Information - Distribution of the Policies)

5  ---     General Information About Manufacturers Life Of America, Separate
           Life of America's Separate Account Four?); (***General Information
           About Manulife USA, The Separate Accounts and the Trust)

6  ---     General Information About Manufacturers Life of America, Separate
           Account Four, and Manufacturers Investment Trust (What Is
           Manufacturers Life of America's Separate Account Four?); (***General
           Information About Manulife USA, The Separate Accounts and the Trust)

7  ---*
8  ---*

9  ---     Other Matters (Is There Any Litigation Pending?); (***Other
           Information - Litigation)

10 ---     Detailed Information About The Policies

11 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust (What Is
           Manufacturers Investment Trust?); (***General Information About
           Manulife USA, The Separate Accounts and the Trust)

12 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust (What Is
           Manufacturers Investment Trust?); (***General Information About
           Manulife USA, The Separate Accounts and the Trust)

13 ---     Detailed Information About The Policies (Charges); (***Investment
           Management Fees and Expenses)

14 ---     Detailed Information About the Policies (Premium Provisions --
           What Are the Requirements and Procedures for Issuance of a Policy?);
           Other Matters (What Responsibilities Has Manufacturers Life
           Assumed?); (***Other Information - Responsibilities of Manufacturers
           Life)

Form
N-8B-2
Item No.     Caption in Prospectus / (***Caption in Prospectus Supplement)
--------     -------------------------------------------------------------
15 ---     Detailed Information About The Policies (Premium Provisions --
           What Are the Requirements and Procedures for Issuance of a Policy?)
16 ---**

17 --- Detailed Information About The Policies (Policy Values -- How May a Policyowner Obtain the Net Cash Surrender Value?; Other Provisions
           -- When Are Proceeds Paid?)

18 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust; (***General
           Information About Manulife USA, The Separate Accounts and the Trust)

19 ---     Detailed Information About The Policies (Other Provisions -- What
           Reports Will Be Sent To Policyowners?); Other Matters (What
           Responsibilities Has Manufacturers Life Assumed?); (***Other
           Information - Responsibilities of Manufacturers Life)

20 ---*

21 ---     Detailed Information About The Policies

22 ---*
23 ---**

24 ---     Detailed Information About the Policies (Other Provisions -- What
           Are The Other General Policy Provisions?)

25 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust (Who Are
           Manufacturers Life Of America And Manufacturers Life?); (***General
           Information About Manulife USA, The Separate Accounts and the Trust)

26 ---*
27 ---**

28 ---     Other Matters (Who Are The Directors And Officers Of
           Manufacturers Life Of America?); (***Other Information - Officers and Directors of Manulife U.S.A.)

29 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust (Who Are
           Manufacturers Life Of America And Manufacturers Life?); (***General
           Information About Manulife USA, The Separate Accounts and the Trust)

30 ---*
31 ---*
32 ---*
33 ---*
34 ---*
35 ---**
36 ---*
37 ---*

Form
N-8B-2
Item No.     Caption in Prospectus / (***Caption in Prospectus Supplement)
--------     -------------------------------------------------------------
38 ---     Other Matters (Who Sells The Policies And What Are The Sales
           Commissions?; What Responsibilities Has Manufacturers Life
           Assumed?); (***Other Information - Distribution of the Policies),
           (***Other Information - Responsibilities of Manufacturers Life)

39 ---     Other Matters (Who Sells The Policies And What Are The Sales
           Commissions?); (***Other Information - Distribution of the Policies)

40 ---*
41 ---**
42 ---*
43 ---*

44 --- Detailed Information About The Policies (Policy Values -- What Is the Policy Value and How Is It Determined?)

45 ---*

46 --- Detailed Information About The Policies (Policy Values -- How May a Policyowner Obtain the Net Cash Surrender Value?; Other Provisions
           -- When Are Proceeds Paid?)

47 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust (What Is
           Manufacturers Investment Trust?); (***General Information About
           Manulife USA, The Separate Accounts and the Trust)

48 ---*
49 ---*

50 ---     General Information About Manufacturers Life Of America, Separate
           Account Four, and Manufacturers Investment Trust (What Is
           Manufacturers Life Of America's Separate Account Four?); (***General
           Information About Manulife USA, The Separate Accounts and the Trust)

51 ---     Detailed Information About The Policies

52 ---     Detailed Information About The Policies (Other Provisions --
           Under What Circumstances May Portfolio Shares Be Substituted?)

53 ---**
54 ---*
55 ---*
56 ---*
57 ---*
58 ---*

59 ---   Financial Statements


* Omitted since answer is negative or item is not applicable. ** Omitted.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT N
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 78304




                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
               OF AMERICA SEPARATE ACCOUNT THREE DATED MAY 1, 1999 FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE CONTRACTS
                                  (VENTURE VUL)

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
               OF AMERICA SEPARATE ACCOUNT THREE DATED MAY 1, 1998
         FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE CONTRACTS
                                 (VENTURE SVUL)

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
               OF AMERICA SEPARATE ACCOUNT FOUR DATED MAY 1, 1998
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE CONTRACTS
                               (VENTURE COLI VUL)


         This supplement updates certain information in the attached prospectus which you received for the variable life insurance policy (the "Policy") you purchased from The Manufacturers Life Insurance Company of America ("ManAmerica"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Policy. The Policies are no longer being offered for sale, but policyowners may continue to make purchase payments under the Policies, make withdrawals from the separate accounts in which the Policies are funded, and transfer amounts among the sub-accounts available under the Policies.


                 THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                      PAGE
      Change in Depositor for the Separate Accounts.................    2
      Investment Management Fees and Expenses.......................    2
      General Information about Manulife USA, the Separate
      Accounts and the Trust........................................    6
      Investment Options and Subadvisers............................    7
      Other Information.............................................   13
      Illustrations.................................................   16
      Independent Auditors..........................................   16
      Financial Statements..........................................   16

CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNTS

Effective January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of the transfer, each of the separate accounts of ManAmerica named below has been renamed as the corresponding separate account of Manulife USA indicated below (the "Separate Accounts"). In addition, Manulife USA became the depositor for each of the Separate Accounts and the co-issuer with each Separate Account of the Policies funded through that Separate Account.

Former Separate Account                                              Corresponding New Separate
of ManAmerica                                       Policies         Account of Manulife USA
-------------                                       --------         -----------------------
The Manufacturers Life Insurance Company           Venture VUL       The Manufacturers Life Insurance
of  America Separate Account Three                Venture SVUL       Company (U.S.A.) Separate Account A

The Manufacturers Life Insurance Company      Venture COLI VUL       The Manufacturers Life Insurance
of  America Separate Account Four                                    Company (U.S.A.) Separate Account N

         Except for the succession of Manulife USA to the role of depositor for each of the Separate Accounts and to the liabilities and obligations arising under the Policies, and the change in the name of each of the Separate Accounts as set forth above, the merger and the transfer did not affect the Separate Accounts or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Policies.


INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the captions "Introduction to Policy - Charges and Deductions," "Summary of Policy -- Charges and Deductions" or similar captions)

         Each sub-account of the Separate Accounts purchases shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust") at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES (CLASS A SHARES)

(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(I)

                                                                                      TOTAL TRUST
                                                   CLASS A       OTHER EXPENSES     ANNUAL EXPENSES
                                   MANAGEMENT     RULE 12b-1    (BEFORE EXPENSE     (BEFORE EXPENSE
   TRUST PORTFOLIO                    FEES           FEES        REIMBURSEMENT)      REIMBURSEMENT)
---------------------------------------------------------------------------------------------------
   Internet Technologies......       1.000%         0.150%            0.130%             1.280%(B)
   Pacific Rim Emerging Markets      0.700%         0.150%            0.180%             1.030%
   Telecommunications.........       0.950%         0.150%            0.130%             1.230%(A)
   Science & Technology.......       0.916%(F)      0.150%            0.050%             1.116%
   International Small Cap....       0.914%         0.150%            0.440%             1.504%
   Health Sciences............       0.950%(F)      0.150%            0.130%             1.230%(A)
   Aggressive Growth..........       0.850%         0.150%            0.070%             1.070%
   Emerging Small Company.....       0.896%         0.150%            0.050%             1.096%
   Small Company Blend........       0.900%         0.150%            0.140%             1.190%
   Dynamic Growth.............       0.850%         0.150%            0.070%             1.070%(B)
   Mid Cap Growth.............       0.850%         0.150%            0.280%             1.280%(A)
   Mid Cap Opportunities......       0.850%         0.150%            0.230%             1.230%(A)
   Mid Cap Stock..............       0.775%         0.150%            0.075%             1.000%
   All Cap Growth.............       0.778%         0.150%            0.050%             0.978%
   Financial Services.........       0.800%         0.150%            0.090%             1.040%(A)
   Overseas...................       0.800%         0.150%            0.200%             1.150%
   International Stock........       0.850%(F)      0.150%            0.190%             1.190%
   International Value........       0.850%         0.150%            0.180%             1.180%
   Capital Appreciation.......       0.750%         0.150%            0.700%(H)          1.600%(H)
   Strategic Opportunities ...       0.700%         0.150%            0.050%             0.900%
   Quantitative Mid Cap.......       0.650%         0.150%            0.070%             0.870%(A)
   Global Equity..............       0.750%         0.150%            0.120%             1.020%
   Strategic Growth...........       0.750%         0.150%            0.120%             1.020%(A)
   Growth.....................       0.683%         0.150%            0.050%             0.883%
   Large Cap Growth...........       0.750%         0.150%            0.065%             0.965%
   All Cap Value..............       0.800%         0.150%            0.140%             1.090%(A)
   Capital Opportunities......       0.750%         0.150%            0.160%             1.060%(A)
   Quantitative Equity........       0.596%         0.150%            0.050%             0.796%
   Blue Chip Growth...........       0.713%(F)      0.150%            0.045%             0.908%
   Utilities..................       0.750%         0.150%            0.270%             1.170%(A)
   Real Estate Securities.....       0.647%(A)      0.150%            0.060%             0.857%
   Small Company Value........       0.900%(F)      0.150%            0.190%             1.240%
   Mid Cap Value..............       0.800%         0.150%            0.160%             1.110%(A)
   Value......................       0.650%         0.150%            0.060%             0.860%
   Tactical Allocation........       0.750%         0.150%            0.430%             1.330%(E)
   Equity Index(I)............       0.250%         0.000%            0.150%             0.400%
   Fundamental Value..........       0.800%         0.150%            0.130%             1.080%(A)
   Growth & Income............       0.524%         0.150%            0.040%             0.714%
   U.S. Large Cap Value.......       0.725%         0.150%            0.055%             0.930%
   Equity-Income..............       0.725%(F)      0.150%            0.065%             0.940%
   Income & Value.............       0.650%         0.150%            0.060%             0.860%
   Balanced...................       0.554%(A)      0.150%            0.060%             0.764%
   High Yield.................       0.625%         0.150%            0.065%             0.840%
   Strategic Bond.............       0.625%         0.150%            0.095%             0.870%

                    Between $750 million and $1.5 billion                  2.50%
                    Between $1.5 billion and $3.0 billion                  3.75%
                    Over $3.0 billion                                      5.00%


          The fee reductions are applied to the advisory fees of each of the six portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of September 30, 2001, the combined asset level for all six portfolios was approximately $3.396 billion resulting in a fee reduction of 3.408%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


     (G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. With such expense reimbursement in effect, "Other Expenses" and "Total Trust Annual Expenses" for the fiscal year ended December 31, 2000 were 0.050% and 0.600%, respectively, for the International Index Trust, 0.075% and 0.600%, respectively, for the Small Cap Index Trust, 0.075% and 0.600%, respectively, for the Mid Cap Index Trust and 0.075% and 0.600%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year ending December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

     (H) Annualized -- For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceeds certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. As a result of such expense reimbursement, "Other Expenses" and "Total Trust Annual Expenses" were 0.500% and 1.400%, respectively. These voluntary expense reimbursements may be terminated at any time.

     (I) The Liquidity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000.

     (J) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

Global Bond                      0.600%       0.150%       0.200%       0.950%
Total Return                     0.600%       0.150%       0.065%       0.815%
Investment Quality Bond          0.500%       0.150%       0.080%       0.730%
Diversified Bond                 0.600%       0.150%       0.060%       0.810%
U.S. Government Securities       0.550%       0.150%       0.070%       0.770%
Money Market                     0.350%       0.150%       0.040%       0.540%
Small Cap Index                  0.375%       0.150%       0.125%       0.650%(A)
International Index              0.400%       0.150%       0.100%       0.650%(B)
Mid Cap Index                    0.375%       0.150%       0.165%       0.690%(B)
Total Stock Market Index         0.375%       0.150%       0.095%       0.620%(B)
500 Index                        0.375%       0.150%       0.025%       0.550%(B)
Lifestyle Aggressive 1000        0.070%       0.000%       1.063%       1.133%(C)
Lifestyle Growth 820             0.055%       0.000%       0.976%       1.031%(C)
Lifestyle Balanced 640           0.055%       0.000%       0.902%       0.957%(C)
Lifestyle Moderate 460           0.064%       0.000%       0.851%       0.915%(C)
Lifestyle Conservative 280       0.075%       0.000%       0.816%       0.891%(C)

(A)  Based on estimates to be made during the current fiscal year.

(B)  Reflects expenses of the Underlying Portfolios.

(C) The investment advisor to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes,
     (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

     If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

     This voluntary expense reimbursement may be terminated at any time. With such expense reimbursement in effect for the fiscal year ended December 31, 2000, Total Trust Annual Expenses were reduced as set forth in the chart below:

                                                                        TOTAL TRUST
                              MANAGEMENT        RULE         OTHER        ANNUAL
TRUST PORTFOLIO                  FEES        12b-1 FEES     EXPENSES     EXPENSES
---------------               ----------     ----------     --------    -----------
Lifestyle Aggressive 1000       0.070%         0.000%        1.038%        1.108%
Lifestyle Growth 820            0.055%         0.000%        0.966%        1.021%
Lifestyle Balanced 640          0.055%         0.000%        0.892%        0.947%
Lifestyle Moderate 460          0.064%         0.000%        0.826%        0.890%
Lifestyle Conservative 280      0.075%         0.000%        0.784%        0.859%

(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                  FEE REDUCTION
         COMBINED ASSET LEVELS         (AS A PERCENTAGE OF THE ADVISORY FEE)

         First $750 million                            0.00%

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNTS AND THE TRUST (Replaces information in the Prospectus under a similar caption)

MANULIFE USA

      Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Accounts.

RATINGS

      Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

      Standard and Poor's Insurance Ratings Service:       AA+ (for financial strength)
      A.M. Best Company:                                   A++ (for financial strength)
      Fitch:                                               AAA (for insurer financial strength)
      Moody's Investors Service, Inc.:                     Aa2 (for financial strength)

      These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNTS

      The Manufacturers Life Insurance Company (U.S.A.) Separate Account A, formerly The Manufacturers Life Insurance Company of America Separate Account Three, was established by ManAmerica on August 22, 1986 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of substantially all of ManAmerica's assets, including all the assets of this Separate Account, and assumed substantially all of ManAmerica's obligations, including all those under the Policies funded through this Separate Account. This Separate Account is currently used only to support variable life insurance policies.

      The Manufacturers Life Insurance Company (U.S.A.) Separate Account N, formerly The Manufacturers Life Insurance Company of America Separate Account Four, was established by ManAmerica on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of substantially all of ManAmerica's assets, including all the assets of this Separate Account, and assumed substantially all of ManAmerica's obligations, including all those under the Policies funded through this Separate Account. This Separate Account is currently used only to support variable life insurance policies.

      Manulife USA is the legal owner of the assets of each of the Separate Accounts. The income, gains and losses of each of the Separate Accounts, whether or not realized, are, in accordance with the applicable Policies, credited to or charged against that Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in each of the Separate Accounts with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in that Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Policies are general corporate obligations of Manulife USA.

      Each of the Separate Accounts is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 Act, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. For state law purposes, each of the Separate Accounts is treated as a part or division of Manulife USA.

THE TRUST

      Premiums under the Policies are allocated, in accordance with the applicable Policy, to one or more of the sub-accounts of the applicable Separate Account. Under certain Policies, premiums may also be allocated to a guaranteed interest account or a fixed account. As stated above, the assets of each sub-account of the Separate Accounts are used to purchase Class A shares of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

      The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The ultimate parent of MSS is MFC. The Trust also employs subadvisers.

INVESTMENT OPTIONS AND SUBADVISERS

      The Trust currently has twenty-five subadvisers which manage all of the Portfolios. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"), which is an affiliate of ours. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS


SUBADVISER / PORTFOLIO                                  SUBADVISER/ PORTFOLIO
----------------------                                  ---------------------
A I M Capital Management, Inc.                          Manufacturers Adviser Corporation (cont'd)
         All Cap Growth Trust                                    Quantitative Mid Cap Trust
         Aggressive Growth Trust                                 Equity Index Trust
                                                                 Money Market Trust
Brinson Advisors, Inc. (formerly, Mitchell                       Index Trusts
Hutchins Asset Management Inc.)                                  Lifestyle TrustsB
         Tactical Allocation Trust                               Balanced Trust

Capital Guardian Trust Company                          Massachusetts Financial Services Company
         Small Company Blend Trust                               Strategic Growth Trust
         U.S. Large Cap Value Trust                              Capital Opportunities Trust
         Income & Value Trust                                    Utilities Trust
         Diversified Bond Trust
                                                        Miller Anderson & Sherrerd, LLP
Cohen & Steers Capital Management, Inc.                          Value Trust
         Real Estate Securities Trust                            High Yield Trust

Davis Select Advisers, L.P.                             Munder Capital Management
         Financial Services Trust                                Internet Technologies Trust
         Fundamental Value Trust


                                                        Pacific Investment Management Company
The Dreyfus Corporation                                          Global Bond Trust
         All Cap Value Trust                            Putnam Investment Management, L.L.C.
                                                                 Mid Cap Opportunities Trust
Fidelity Management & Research Company                           Global Equity Trust
         Strategic Opportunities TrustA
         Large Cap Growth Trust                         Salomon Brothers Asset Management Inc.
         Overseas Trust                                          U.S. Government Securities Trust
                                                                 Strategic Bond Trust
Founders Asset Management LLC
         International Small Cap Trust                  SSgA Funds Management, Inc.
                                                                 Growth Trust
Franklin Advisers, Inc.                                          Lifestyle TrustsB
         Emerging Small Company Trust
                                                        T. Rowe Price Associates, Inc.
INVESCO Funds Group, Inc.                                        Science & Technology Trust
         Telecommunications Trust                                Small Company Value Trust
         Mid Cap Growth Trust                                    Health Sciences Trust
                                                                 Blue Chip Growth Trust
Janus Capital Corporation                                        Equity-Income Trust
         Dynamic Growth Trust
                                                        T. Rowe Price International, Inc.
Jennison Associates LLC                                          International Stock Trust
         Capital Appreciation Trust
                                                        Templeton Investment Counsel, Inc.
Lord, Abbett & Co.                                               International Value Trust
         Mid Cap Value Trust
                                                        Wellington Management Company, LLP
Manufacturers Adviser Corporation                                Growth & Income Trust
         Pacific Rim Emerging Markets Trust                      Investment Quality Bond Trust
         Quantitative Equity Trust                               Mid Cap Stock Trust

-----------------

(A)   Formerly, the Mid Cap Blend Trust.

(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

ELIGIBLE PORTFOLIOS OF THE TRUST

      The Portfolios of the Trust which are eligible investment options under the Policies, and the investment objectives and certain policies of these Portfolios, are set forth below.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the total return of publicly traded common stocks which are included in the S&P 500 Composite Stock Price Index.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.* The 500 Index Trust is not an eligible investment option under the Policies.

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies makes any representation regarding the advisability of investing in the Trust.

      A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

OTHER INFORMATION
(Supplements information in the Prospectus under the captions "Distribution of the Policy," "Pending Litigation" and "Responsibilities of Manufacturers Life" or similar captions)

DISTRIBUTION OF THE POLICIES

      Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, is the principal underwriter of the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Securities is Manulife USA, and the following officers of Manulife USA have power to act on behalf of Manulife Securities: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President, Secretary and General Counsel). The board of managers of Manulife Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Securities.

* Principal business office is 73 Tremont Street, Boston, MA 02108

** Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***Principal business office is 680 Washington Blvd, Stamford, CT 06901

LITIGATION

      There is no pending litigation that would have a material impact on Manulife USA or the Separate Accounts.

RESPONSIBILITIES OF MANUFACTURERS LIFE

      Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife U.S.A and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

      MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide Manulife USA with issue, administrative and general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies, including the Policies.

      Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which contracts issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

OFFICERS AND DIRECTORS OF MANULIFE USA
(Replaces  information in the Prospectus under the similar caption)


                     Position with
Name                 Manulife USA               Principal Occupation
--------------------------------------------------------------------------------------------------------------
James Boyle (42)**   Director                   President of U.S. Annuities, Manulife Financial, July 1999 to
                                                present; Vice President, Institutional Markets, Manulife
                                                Financial, May 1998 to June 1999; Vice President,
                                                Administration of U.S. Annuities, Manulife Financial,
                                                September 1996 to May 1998; Vice President, Treasurer and
                                                Chief Administrative Officer, North American Funds, June 1994
                                                to September 1996.

Robert A. Cook       Senior Vice President,     Senior Vice President, U.S. Individual Insurance, The
(45)**               U.S. Insurance; Director   Manufacturers Life Insurance Company, January 1999 to
                                                present; Vice President, Product Management, The Manufacturers
                                                Life Insurance Company, January 1996 to December 1998; Sales
                                                and Marketing Director, The Manufacturers Life Insurance
                                                Company, 1994 to 1995.

Peter Copestake      Vice President, Finance    Vice President & Treasurer, The Manufacturers Life Insurance
                                                (45)*** Company, November 1999 to present; Vice President,
                                                Asset Liability Management, Canadian Imperial Bank of Commerce
                                                (CIBC), 1991 to 1999; Director, Capital Management, Bank of
                                                Montreal, 1986-1990; Inspector General of Banks, Department of
                                                Finance, 1980-1985.

John D. DesPrez      Chairman and President     Executive Vice President, U.S. Operation, The Manufacturers
III (44)**                                      Life Insurance Company, January 1999 to date; Senior Vice
                                                President, U.S. Annuities, The Manufacturers Life Insurance
                                                Company, September 1996 to December 1998; President of The
                                                Manufacturers Life Insurance Company of North America,
                                                September 1996 to December, 1998; Vice President, Mutual
                                                Funds, North American Security Life Insurance Company, ,
                                                January 1995 to September 1996.

                     Position with
Name                 Manulife USA               Principal Occupation
--------------------------------------------------------------------------------------------------------------
James D. Gallagher   Vice President,            Vice President, US Law and Government Relations, U.S.
(45)**               Secretary and General      Operations, The Manufacturers Life Insurance Company, January
                     Counsel                    1996 to present; President, The Manufacturers Life Insurance
                                                Company of New York, August 1999 to present, Vice President,
                                                Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of America, January 1997 to present;
                                                Secretary and General Counsel, Manufacturers Adviser
                                                Corporation, January 1997 to present; Vice President,
                                                Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of North America, 1994 to present.

Donald Guloien       Executive Vice President   Executive Vice President & Chief Investment Officer, The
(44)***              and Chief Investment       Manufacturers Life Insurance Company, March 2001 to Present;
                     Officer                    Executive Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, January 1999 to March
                                                2001; Senior Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, 1994 to December 1998.

Geoffrey Guy         Director                   Executive Vice President and Chief Actuary, The Manufacturers
(53)***                                         Life Insurance Company, February 2000 to present; Senior Vice
                                                President and Chief Actuary, The Manufacturers Life Insurance
                                                Company, 1996 to 2000; Vice President and Chief Actuary, The
                                                Manufacturers Life Insurance Company, 1993 to 1996; Vice
                                                President and Chief Financial Officer, U.S. Operations, The
                                                Manufacturers Life Insurance Company, 1987 to 1993.

John Lyon(48) ***    Vice President and Chief   Vice President & Chief Financial Officer, Investments, The
                     Financial Officer,         Manufacturers Life Insurance Company; April 2001 to
                     Investments; Director      Present;   Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, 1995-2001; Assistant
                                                Vice President, Business Development, The Manufacturers Life
                                                Insurance Company, 1994-1995; Director/Manager, Corporate
                                                Finance, The Manufacturers Life Insurance Company, 1992-1994.

James O'Malley       Senior Vice President,     Senior Vice President, U.S. Pensions, The Manufacturers Life
(54)***              U.S. Group Pension;        Insurance Company, January 1999 to present; Vice President,
                     Director                   Systems New Business Pensions, The Manufacturers Life
                                                Insurance Company, 1984 to December 1998.

Rex Schlaybaugh,     Director                   Member, Dykema Gossett, PLLC, 1982 to present.
Jr.  (51)****
John Ostler (47)**   Vice President and Chief   Vice President and Chief Financial Officer, U.S. Operations,
                     Financial Officer          The Manufacturers Life Insurance Company, October 1, 2000 to
                                                present; Vice President and Corporate Actuary, The
                                                Manufacturers Life Insurance Company, March 1998 to September
                                                2000; Vice President & CFO U.S. Individual Insurance, The
                                                Manufacturers Life Insurance Company, 1992 to March 1998;
                                                Vice President, U.S. Insurance Products, The Manufacturers
                                                Life Insurance Company, 1990 - 1992; Assistant Vice President
                                                & Pricing Actuary, US Insurance, The Manufacturers Life
                                                Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,     Senior Vice President, Investments, The Manufacturers Life
(46)***              Investments                Insurance Company, May 2001 to Present; President, Norfolk
                                                Capital Partners Inc. 2000 - May 2001; Managing Director,
                                                Public Sector Finance, New Capital Group Inc. 1995-2000; Tax
                                                Partner, Coopers & Lybrand Chartered Accounts, 1994-1995;
                                                Taxation Vice President, The Manufacturers Life Insurance
                                                Company, 1987-1994.

Denis Turner         Vice President and         Vice President and Chief Accountant, U.S. Division, The

                     Position with
Name                 Manulife USA               Principal Occupation
--------------------------------------------------------------------------------------------------------------
(44)***              Treasurer                  Manufacturers Life Insurance Company, May 1999 to present;
                                                Vice President and Treasurer, The Manufacturers Life Insurance
                                                Company of America, May 1999 to present; Assistant Vice
                                                President, Financial Operations, Reinsurance Division, The
                                                Manufacturers Life Insurance Company, February 1998 to April
                                                1999; Assistant Vice President & Controller, Reinsurance
                                                Division, The Manufacturers Life Insurance Company, November
                                                1995, to January 1998, Assistant Vice President, Corporate
                                                Controllers, The Manufacturers Life Insurance Company, January
                                                1989 to October 1995. **Principal business address is Manulife
                                                Financial, 73 Tremont Street, Boston, MA 02108. ***Principal
                                                business address is Manulife Financial, 200 Bloor Street,
                                                Toronto, Ontario Canada M4W 1E5. ****Principal business
                                                address is Dykema Gossett, 800 Michigan National Tower,
                                                Lansing, Michigan 48933.
--------------------------------------------------------------------------------------------------------------

**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.
***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.
****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

ILLUSTRATIONS
(Supplements the "Sample Illustrations of Policy Values, Cash Surrender Values and Death Benefits" appearing in the Prospectus or an Appendix thereto)

         The Company is not providing updated illustrations of policy values, cash surrender values and death benefits because the Policies are no longer being sold.


INDEPENDENT AUDITORS
(Replaces  information in the Prospectus under the caption "Experts")

         The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and, as applicable, (i) the financial statements of Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000 (applicable with respect to the Venture VUL and Venture SVUL Policies), or (ii) the financial statements of Separate Account Four of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000 (applicable with respect to the Venture COLI VUL Policies), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

         The financial statements of Manulife USA included in this Prospectus should be distinguished from the financial statements of the applicable Separate Account and should be considered only as bearing upon the ability of Manulife USA to meet its obligations under the Policies.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA SEPARATE ACCOUNT FOUR

Audited Financial Statements

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Audited Financial Statements

                     Years ended December 31, 2000 and 1999




                                    CONTENTS


Report of Independent Auditors.............................................    1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................    2
Statements of Operations and Changes in Contract Owners' Equity............    3
Notes to Financial Statements..............................................   23

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Four

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Four as of December 31, 2000 and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Four at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP


February 2, 2001

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000

ASSETS
Investments at market value:
     Sub-Accounts:
         Aggressive Growth Trust - 300,889 shares (cost $6,141,202)                   $  5,373,879
         All Cap Growth Trust - 425,863 shares (cost $10,124,381)                        8,794,079
         Balanced Trust - 2,638,383 shares (cost $46,232,944)                           40,789,397
         Blue Chip Growth Trust - 1,957,148 shares (cost $39,429,130)                   39,397,397
         Diversified Bond Trust - 349,417 shares (cost $3,475,591)                       3,658,397
         Dynamic Growth Trust - 33,865 shares (cost $374,162)                              270,246
         Emerging Small Company Trust - 2,299,165 shares (cost $62,101,820)             80,516,767
         Equity Income Trust - 466,855 shares (cost $7,487,637)                          7,857,179
         Equity Index Trust - 2,423,616 shares (cost $41,521,112)                       39,747,312
         Global Bond Trust - 34,960 shares (cost $401,273)                                 399,237
         Global Equity Trust - 191,279 shares (cost $3,283,186)                          3,534,825
         Growth Trust - 859,958 shares (cost $21,343,839)                               15,237,919
         Growth and Income Trust - 950,065 shares (cost $28,384,264)                    27,114,850
         High Yield Trust - 346,829 shares (cost $4,435,148)                             4,040,562
         Income and Value Trust - 591,470 shares (cost $6,644,511)                       6,245,927
         International Index Trust - 4,003 shares (cost $47,519)                            44,478
         International Small Cap Trust - 258,498 shares (cost $6,015,951)                4,239,359
         International Stock Trust - 1,375,295 shares (cost $18,983,001)                17,617,526
         International Value Trust - 152,906 shares (cost $1,918,792)                    1,844,045
         Internet Technologies Trust - 18,787 shares (cost $219,319)                       132,075
         Investment Quality Bond Trust - 1,387,357 shares (cost $16,112,826)            16,287,580
         Large Cap Growth Trust - 571,048 shares (cost $8,605,377)                       7,183,787
         Lifestyle Aggressive 1000 Trust - 51,475 shares (cost $663,185)                   673,805
         Lifestyle Balanced 640 Trust - 284,152 shares (cost $3,907,099)                 3,847,425
         Lifestyle Conservative 280 Trust - 22,283 shares (cost $280,470)                  293,688
         Lifestyle Growth 820 Trust - 111,045 shares (cost $1,550,839)                   1,510,205
         Lifestyle Moderate 460 Trust - 22,677 shares (cost $295,742)                      295,033
         Mid Cap Blend Trust - 832,240 shares (cost $15,761,726)                        14,580,851
         Mid Cap Index Trust - 18,697 shares (cost $251,375)                               245,492
         Mid Cap Stock Trust - 31,443 shares (cost $384,662)                               380,467
         Money Market Trust - 4,032,028 shares (cost $40,320,273)                       40,320,273
         Overseas Trust - 246,229 shares (cost $3,379,198)                               2,932,587
         Pacific Rim Emerging Markets Trust - 626,727 shares (cost $5,548,428)           5,139,164
         Quantitative Equity Trust - 1,758,520 shares (cost $40,373,604)                46,178,737
         Real Estate Securities Trust - 1,102,528 shares (cost $17,525,095)             17,166,358
         Science and Technology Trust - 1,814,045 shares (cost $57,544,674)             42,158,414
         Small Cap Index Trust - 3,870 shares (cost $46,471)                                43,698
         Small Company Blend Trust - 118,011 shares (cost $1,863,933)                    1,334,707
         Small Company Value Trust - 189,607 shares (cost $2,277,161)                    2,461,108
         Strategic Bond Trust - 94,202 shares (cost $1,031,755)                          1,029,633
         Total Return Trust - 346,092 shares (cost $4,353,305)                           4,630,708
         Total Stock Market Index Trust - 118,784 shares (cost $1,463,815)               1,323,263
         U.S. Government Securities Trust - 189,671 shares (cost $2,474,332)             2,573,829
         U.S. Large Cap Value Trust - 157,235 shares (cost $2,040,234)                   2,058,204
         Value Trust - 285,999 shares (cost $3,892,491)                                  4,713,260
         500 Index Trust - 22,008 shares (cost $265,047)                                   248,261
                                                                                      ------------
Total assets                                                                          $526,465,993
                                                                                      ============

CONTRACT OWNERS' EQUITY
Variable life contracts                                                               $526,465,993
                                                                                      ============

See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                        SUB-ACCOUNT
                                                          ------------------------------------------------------------------------
                                                                AGGRESSIVE GROWTH                         ALL CAP GROWTH
                                                          ------------------------------------------------------------------------
                                                          YEAR ENDED          YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                          DEC. 31/00          DEC. 31/99           DEC. 31/00          DEC. 31/99
                                                          ------------------------------------------------------------------------
Income:
     Dividends                                            $        --         $        --         $   494,609         $   424,170
Expenses:
     Mortality and expense risks, and administrative
         charges                                               19,680               4,009              52,700              23,442
                                                          -----------         -----------         -----------         -----------
Net investment income (loss) during the year                  (19,680)             (4,009)            441,909             400,728
Net realized gain (loss) during the year                      445,778               4,279             719,966             279,819
Unrealized appreciation (depreciation) during the year     (1,051,671)            231,555          (2,675,835)            903,615
                                                          -----------         -----------         -----------         -----------
Net increase (decrease) in assets from operations            (625,573)            231,825          (1,513,960)          1,584,162
                                                          -----------         -----------         -----------         -----------

Changes from principal transactions:
     Transfer of net premiums                               2,017,555             264,328           2,987,565             800,199
     Transfer on terminations                                (153,979)            (53,536)           (565,315)           (141,560)
     Transfer on policy loans                                  (1,889)              1,030             (36,214)            (23,845)
     Net interfund transfers                                3,035,625             165,704           2,348,259             883,131
                                                          -----------         -----------         -----------         -----------
Net increase (decrease) in assets from principal
     transactions                                           4,897,312             377,526           4,734,295           1,517,925
                                                          -----------         -----------         -----------         -----------
Total increase (decrease) in assets                         4,271,739             609,351           3,220,335           3,102,087

Assets beginning of year                                    1,102,140             492,789           5,573,744           2,471,657
                                                          -----------         -----------         -----------         -----------
Assets end of year                                        $ 5,373,879         $ 1,102,140         $ 8,794,079         $ 5,573,744
                                                          ===========         ===========         ===========         ===========

See accompanying notes.

                                           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
            BALANCED                              BLUE CHIP GROWTH              CAPITAL GROWTH BOND
---------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
DEC. 31/00            DEC. 31/99           DEC. 31/00           DEC. 31/99           DEC. 31/99
---------------------------------------------------------------------------------------------------
$  2,142,690         $  3,948,555         $  1,437,390         $    852,462         $  1,127,241


     306,448              372,889              225,515              152,654               33,753
------------         ------------         ------------         ------------         ------------

   1,836,242            3,575,666            1,211,875              699,808            1,093,488

   1,164,938            1,671,479            2,219,612              955,115              (44,948)

  (7,426,525)          (6,565,173)          (5,137,526)           2,787,049           (1,237,887)
------------         ------------         ------------         ------------         ------------

  (4,425,345)          (1,318,028)          (1,706,039)           4,441,972             (189,347)
------------         ------------         ------------         ------------         ------------


   5,624,260            7,828,360           13,245,945           10,118,553              923,685
  (5,659,955)          (5,350,233)          (1,872,424)          (1,220,684)            (419,351)
    (208,941)            (437,651)                  13              (90,784)             (41,697)
  (7,469,583)          (6,044,490)          (3,545,368)           5,500,388          (15,989,477)
------------         ------------         ------------         ------------         ------------

  (7,714,219)          (4,004,014)           7,828,166           14,307,473          (15,526,840)
------------         ------------         ------------         ------------         ------------
 (12,139,564)          (5,322,042)           6,122,127           18,749,445          (15,716,187)

  52,928,961           58,251,003           33,275,270           14,525,825           15,716,187
------------         ------------         ------------         ------------         ------------
$ 40,789,397         $ 52,928,961         $ 39,397,397         $ 33,275,270         $         --
============         ============         ============         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                        SUB-ACCOUNT
                                                                     ---------------------------------------------------
                                                                            DIVERSIFIED BOND              DYNAMIC GROWTH
                                                                     ---------------------------------------------------
                                                                     YEAR ENDED          YEAR ENDED        PERIOD ENDED
                                                                     DEC. 31/00          DEC. 31/99        DEC. 31/00**
                                                                     ---------------------------------------------------
Income:
     Dividends                                                       $   128,166         $   102,127         $      --
Expenses:
     Mortality and expense risks, and administrative charges              13,735               6,973             1,202
                                                                     -----------         -----------         ---------
Net investment income (loss) during the year                             114,431              95,154            (1,202)
Net realized gain (loss) during the year                                 (85,540)            (11,663)         (126,482)
Unrealized appreciation (depreciation) during the year                   229,671             (79,430)         (103,916)
                                                                     -----------         -----------         ---------
Net increase (decrease) in assets from operations                        258,562               4,061          (231,600)
                                                                     -----------         -----------         ---------

Changes from principal transactions:
     Transfer of net premiums                                          1,199,817             404,943            91,367
     Transfer on terminations                                           (244,178)            (24,590)          (13,110)
     Transfer on policy loans                                            (55,670)                 --                --
     Net interfund transfers                                           1,131,179              98,839           423,589
Net increase (decrease) in assets from principal transactions          2,031,148             479,192           501,846
                                                                     -----------         -----------         ---------
Total increase (decrease) in assets                                    2,289,710             483,253           270,246

Assets beginning of year                                               1,368,687             885,434                --
                                                                     -----------         -----------         ---------
Assets end of year                                                   $ 3,658,397         $ 1,368,687         $ 270,246
                                                                     ===========         ===========         =========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                     SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
      EMERGING SMALL COMPANY                        EQUITY INCOME                           EQUITY INDEX
--------------------------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED           YEAR ENDED          YEAR ENDED          YEAR ENDED           YEAR ENDED
DEC. 31/00            DEC. 31/99           DEC. 31/00          DEC. 31/99          DEC. 31/00           DEC. 31/99
--------------------------------------------------------------------------------------------------------------------
$  8,896,969         $    803,802         $ 1,215,240         $   781,192         $    117,514         $    909,767


     594,318              379,062              52,959              64,646              258,059              186,998
------------         ------------         -----------         -----------         ------------         ------------

   8,302,651              424,740           1,162,281             716,546             (140,545)             722,769
   7,060,851            4,060,457            (999,933)            345,133            3,003,549            1,279,721

 (19,474,370)          31,619,181             598,947            (675,079)          (7,096,700)           3,317,397
------------         ------------         -----------         -----------         ------------         ------------

  (4,110,868)          36,104,378             761,295             386,600           (4,233,696)           5,319,887

  10,826,056            7,671,430           3,091,072           3,340,138           16,333,867           11,677,308
 (10,744,665)          (5,786,669)         (1,003,040)           (883,815)          (2,849,902)          (1,432,735)
    (877,506)            (593,870)              1,625             (74,633)            (154,116)             (55,679)
   1,815,857          (12,504,266)         (4,746,166)         (2,322,477)          (7,052,953)           4,026,837
------------         ------------         -----------         -----------         ------------         ------------

   1,019,742          (11,213,375)         (2,656,509)             59,213            6,276,896           14,215,731
------------         ------------         -----------         -----------         ------------         ------------
  (3,091,126)          24,891,003          (1,895,214)            445,813            2,043,200           19,535,618

  83,607,893           58,716,890           9,752,393           9,306,580           37,704,112           18,168,494
------------         ------------         -----------         -----------         ------------         ------------
$ 80,516,767         $ 83,607,893         $ 7,857,179         $ 9,752,393         $ 39,747,312         $ 37,704,112
============         ============         ===========         ===========         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                        SUB-ACCOUNT
                                                              --------------------------------------------------------------------
                                                                       GLOBAL BOND                        GLOBAL EQUITY
                                                              --------------------------------------------------------------------
                                                              YEAR ENDED        YEAR ENDED        YEAR ENDED          YEAR ENDED
                                                              DEC. 31/00        DEC. 31/99        DEC. 31/00          DEC. 31/99
                                                              --------------------------------------------------------------------
Income:
     Dividends                                                $  10,543         $   3,386         $   327,718         $   170,310
Expenses:
     Mortality and expense risks, and administrative
         charges                                                  3,171               872              19,023              14,066
                                                              ---------         ---------         -----------         -----------
Net investment income (loss) during the year                      7,372             2,514             308,695             156,244
Net realized gain (loss) during the year                        (30,994)           (8,982)           (199,982)            (98,806)
Unrealized appreciation (depreciation) during the year            2,851            (5,265)            234,915              21,590
                                                              ---------         ---------         -----------         -----------
Net increase (decrease) in assets from operations               (20,771)          (11,733)            343,628              79,028
                                                              ---------         ---------         -----------         -----------

Changes from principal transactions:
     Transfer of net premiums                                   139,169            13,248           1,194,857             850,651
     Transfer on terminations                                   (34,333)           (5,238)           (226,935)           (126,551)
     Transfer on policy loans                                   (10,712)             (292)            (40,108)            (30,830)
     Net interfund transfers                                      2,695           284,481            (910,286)            998,353
                                                              ---------         ---------         -----------         -----------
Net increase (decrease) in assets from principal
     transactions                                                96,819           292,199              17,528           1,691,623
                                                              ---------         ---------         -----------         -----------
Total increase (decrease) in assets                              76,048           280,466             361,156           1,770,651

Assets beginning of year                                        323,189            42,723           3,173,669           1,403,018
                                                              ---------         ---------         -----------         -----------
Assets end of year                                            $ 399,237         $ 323,189         $ 3,534,825         $ 3,173,669
                                                              =========         =========         ===========         ===========

See accompanying notes.

                                                    SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
             GROWTH                              GROWTH AND INCOME                            HIGH YIELD
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED          YEAR ENDED           YEAR ENDED           YEAR ENDED          YEAR ENDED
DEC. 31/00            DEC. 31/99          DEC. 31/00           DEC. 31/99           DEC. 31/99          DEC. 31/99
-------------------------------------------------------------------------------------------------------------------
$  1,357,936         $   180,570         $  1,677,174         $    683,192         $    13,566         $   274,823



      97,447              31,123              178,922              148,390              25,447              17,262
------------         -----------         ------------         ------------         -----------         -----------

   1,260,489             149,447            1,498,252              534,802             (11,881)            257,561
     594,711             454,764            2,196,121            1,008,826            (127,211)            (46,236)

  (7,421,452)          1,040,751           (5,943,252)           2,180,310            (253,583)             (7,289)
------------         -----------         ------------         ------------         -----------         -----------

  (5,566,252)          1,644,962           (2,248,879)           3,723,938            (392,675)            204,036
------------         -----------         ------------         ------------         -----------         -----------

   7,922,560           1,712,932            7,793,636            5,660,404           1,396,133           1,554,579
  (1,151,699)           (270,861)          (3,678,743)          (1,211,402)           (236,289)           (148,261)
     (59,763)            (22,232)             (14,763)            (206,558)            (11,335)            (12,933)
   6,325,216           1,991,577           (4,080,097)           5,001,996            (172,527)           (199,115)
------------         -----------         ------------         ------------         -----------         -----------

  13,036,314           3,411,416               20,033            9,244,440             975,982           1,194,270
------------         -----------         ------------         ------------         -----------         -----------
   7,470,062           5,056,378           (2,228,846)          12,968,378             583,307           1,398,306

   7,767,857           2,711,479           29,343,696           16,375,318           3,457,255           2,058,949
------------         -----------         ------------         ------------         -----------         -----------
$ 15,237,919         $ 7,767,857         $ 27,114,850         $ 29,343,696         $ 4,040,562         $ 3,457,255
============         ===========         ============         ============         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                                     ------------------------------------------------------
                                                                             INCOME AND VALUE           INTERNATIONAL INDEX
                                                                     ------------------------------------------------------
                                                                      YEAR ENDED          YEAR ENDED        PERIOD ENDED
                                                                      DEC. 31/00          DEC. 31/99        DEC. 31/00**
                                                                     ------------------------------------------------------
Income:
     Dividends                                                       $   952,189         $   344,990         $    624
Expenses:
     Mortality and expense risks, and administrative charges              31,429              20,857               85
                                                                     -----------         -----------         --------
Net investment income (loss) during the year                             920,760             324,133              539
Net realized gain (loss) during the year                                (302,448)             (3,448)            (309)
Unrealized appreciation (depreciation) during the year                  (418,733)            (88,733)          (3,041)
                                                                     -----------         -----------         --------
Net increase (decrease) in assets from operations                        199,579             231,952           (2,811)
                                                                     -----------         -----------         --------

Changes from principal transactions:
     Transfer of net premiums                                          2,354,495           1,201,432            3,789
     Transfer on terminations                                           (379,895)           (426,670)            (599)
     Transfer on policy loans                                            (80,612)              9,522               --
     Net interfund transfers                                             710,007            (220,174)          44,099
                                                                     -----------         -----------         --------
Net increase (decrease) in assets from principal transactions          2,603,995             564,110           47,289
                                                                     -----------         -----------         --------
Total increase (decrease) in assets                                    2,803,574             796,062           44,478

Assets beginning of year                                               3,442,353           2,646,291               --
                                                                     -----------         -----------         --------
Assets end of year                                                   $ 6,245,927         $ 3,442,353         $ 44,478
                                                                     ===========         ===========         ========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                    SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
    INTERNATIONAL SMALL CAP                    INTERNATIONAL STOCK                     INTERNATIONAL VALUE
-----------------------------------------------------------------------------------------------------------------
YEAR ENDED           YEAR ENDED          YEAR ENDED           YEAR ENDED           YEAR ENDED        PERIOD ENDED
DEC. 31/00           DEC. 31/99          DEC. 31/00           DEC. 31/99           DEC. 31/00        DEC. 31/99*
-----------------------------------------------------------------------------------------------------------------
$   694,416         $     3,477         $     84,131         $  1,366,973         $    17,130         $      --


     23,770               7,349              110,826               79,622              15,330               885
-----------         -----------         ------------         ------------         -----------         ---------

    670,646              (3,872)             (26,695)           1,287,351               1,800              (885)
   (138,612)            136,316              571,024              647,233            (106,248)          (11,916)

 (2,406,462)            667,674           (3,695,939)           1,684,577            (114,496)           39,749
-----------         -----------         ------------         ------------         -----------         ---------

 (1,874,428)            800,118           (3,151,610)           3,619,161            (218,944)           26,948
-----------         -----------         ------------         ------------         -----------         ---------

  1,799,696             187,515            5,040,119            4,383,338           1,289,123            40,220
   (347,872)            (90,713)          (1,565,059)            (745,024)           (134,761)           (7,916)
     (2,578)             (9,869)              22,239              (71,835)              7,727            (7,407)
  2,678,076             (39,003)             720,414           (1,436,262)            406,659           442,396
-----------         -----------         ------------         ------------         -----------         ---------

  4,127,322              47,930            4,217,713            2,130,217           1,568,748           467,293
-----------         -----------         ------------         ------------         -----------         ---------
  2,252,894             848,048            1,066,103            5,749,378           1,349,804           494,241

  1,986,465           1,138,417           16,551,423           10,802,045             494,241                --
-----------         -----------         ------------         ------------         -----------         ---------
$ 4,239,359         $ 1,986,465         $ 17,617,526         $ 16,551,423         $ 1,844,045         $ 494,241
===========         ===========         ============         ============         ===========         =========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                       SUB-ACCOUNT
                                                                    -----------------------------------------------------
                                                                      INTERNET
                                                                    TECHNOLOGIES           INVESTMENT QUALITY BOND
                                                                    -----------------------------------------------------
                                                                    PERIOD ENDED        YEAR ENDED           YEAR ENDED
                                                                    DEC. 31/00**        DEC. 31/00           DEC. 31/99
                                                                    -----------------------------------------------------
Income:
     Dividends                                                       $      --         $  1,309,195         $    218,156
Expenses:
     Mortality and expense risks, and administrative charges               707              109,903               95,809
                                                                     ---------         ------------         ------------
Net investment income (loss) during the year                              (707)           1,199,292              122,347
Net realized gain (loss) during the year                               (62,279)            (240,339)            (132,850)
Unrealized appreciation (depreciation) during the year                 (87,244)             437,793             (339,279)
                                                                     ---------         ------------         ------------
Net increase (decrease) in assets from operations                     (150,230)           1,396,746             (349,782)
                                                                     ---------         ------------         ------------

Changes from principal transactions:
     Transfer of net premiums                                           69,573            2,734,616            3,725,347
     Transfer on terminations                                             (805)          (2,078,469)          (1,167,642)
     Transfer on policy loans                                          (40,607)              27,427              (56,091)
     Net interfund transfers                                           254,144           (4,994,725)          14,066,025
                                                                     ---------         ------------         ------------
Net increase (decrease) in assets from principal transactions          282,305           (4,311,151)          16,567,639
                                                                     ---------         ------------         ------------
Total increase (decrease) in assets                                    132,075           (2,914,405)          16,217,857

Assets beginning of year                                                    --           19,201,985            2,984,128
                                                                     ---------         ------------         ------------
Assets end of year                                                   $ 132,075         $ 16,287,580         $ 19,201,985
                                                                     =========         ============         ============

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                 SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
        LARGE CAP GROWTH                  LIFESTYLE AGGRESSIVE 1000             LIFESTYLE BALANCED 640
------------------------------------------------------------------------------------------------------------
YEAR ENDED           YEAR ENDED          YEAR ENDED       YEAR ENDED         YEAR ENDED          YEAR ENDED
DEC. 31/00           DEC. 31/99          DEC. 31/00       DEC. 31/99         DEC. 31/00          DEC. 31/99
------------------------------------------------------------------------------------------------------------
$   933,644         $   321,797         $  37,648         $  40,136         $    89,487         $    60,854


     42,374              25,655             4,794             4,878              14,134               7,273
-----------         -----------         ---------         ---------         -----------         -----------

    891,270             296,142            32,854            35,258              75,353              53,581
    236,149              20,062            14,597           (11,996)             51,498              (7,766)

 (2,285,423)            741,348           (84,082)           75,477            (151,961)             88,932
-----------         -----------         ---------         ---------         -----------         -----------

 (1,158,004)          1,057,552           (36,631)           98,739             (25,110)            134,747
-----------         -----------         ---------         ---------         -----------         -----------


  3,140,695           1,078,127            71,415            73,879           2,347,394             752,004
   (990,185)           (247,991)          (84,132)          (53,935)           (156,204)           (104,617)
    (60,521)            (13,546)             (692)           (4,406)            (51,653)               (221)
    286,718           1,383,164           (82,072)          (29,882)            167,632            (337,941)
-----------         -----------         ---------         ---------         -----------         -----------

  2,376,707           2,199,754           (95,481)          (14,344)          2,307,169             309,225
-----------         -----------         ---------         ---------         -----------         -----------
  1,218,703           3,257,306          (132,112)           84,395           2,282,059             443,972

  5,965,084           2,707,778           805,917           721,522           1,565,366           1,121,394
-----------         -----------         ---------         ---------         -----------         -----------
$ 7,183,787         $ 5,965,084         $ 673,805         $ 805,917         $ 3,847,425         $ 1,565,366
===========         ===========         =========         =========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                           SUB-ACCOUNT
                                                                --------------------------------------------------------------------
                                                                 LIFESTYLE CONSERVATIVE 280             LIFESTYLE GROWTH 820
                                                                --------------------------------------------------------------------
                                                                YEAR ENDED        YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                                DEC. 31/00        DEC. 31/99         DEC. 31/00          DEC. 31/99
                                                                --------------------------------------------------------------------
Income:
     Dividends                                                  $  29,153         $  10,742         $   149,038         $   146,899
Expenses:
     Mortality and expense risks, and administrative charges        2,482             1,979              11,827              15,004
                                                                ---------         ---------         -----------         -----------
Net investment income (loss) during the year                       26,671             8,763             137,211             131,895
Net realized gain (loss) during the year                          (10,067)            3,924              46,233             (73,346)
Unrealized appreciation (depreciation) during the year              5,241             5,136            (248,793)            232,254
                                                                ---------         ---------         -----------         -----------
Net increase (decrease) in assets from operations                  21,845            17,823             (65,349)            290,803
                                                                ---------         ---------         -----------         -----------

Changes from principal transactions:
     Transfer of net premiums                                      31,809            23,038             600,657             449,067
     Transfer on terminations                                    (102,927)          (11,055)           (179,618)           (458,963)
     Transfer on policy loans                                     (56,838)             (160)            (27,215)            (78,888)
     Net interfund transfers                                      (92,469)          382,542            (756,569)         (1,234,984)
                                                                ---------         ---------         -----------         -----------
Net increase (decrease) in assets from principal transactions    (220,425)          394,365            (362,745)         (1,323,768)
                                                                ---------         ---------         -----------         -----------
Total increase (decrease) in assets                              (198,580)          412,188            (428,094)         (1,032,965)

Assets beginning of year                                          492,268            80,080           1,938,299           2,971,264
                                                                ---------         ---------         -----------         -----------
Assets end of year                                              $ 293,688         $ 492,268         $ 1,510,205         $ 1,938,299
                                                                =========         =========         ===========         ===========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                     SUB-ACCOUNT
-----------------------------------------------------------------------------------------
   LIFESTYLE MODERATE 460                     MID CAP BLEND                 MID CAP INDEX
-----------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED          YEAR ENDED          YEAR ENDED         PERIOD ENDED
DEC. 31/00        DEC. 31/99          DEC. 31/00          DEC. 31/99         DEC. 31/00**
-----------------------------------------------------------------------------------------
$   5,907         $   2,368         $  1,408,900         $   945,696         $   4,817


      917               524               81,796              51,669               252
---------         ---------         ------------         -----------         ---------

    4,990             1,844            1,327,104             894,027             4,565
    1,296            11,079             (242,930)            (60,193)              167

   (4,375)            2,460           (2,200,855)          1,138,871            (5,883)
---------         ---------         ------------         -----------         ---------

    1,911            15,383           (1,116,681)          1,972,705            (1,151)
---------         ---------         ------------         -----------         ---------


  391,104             9,334            3,657,647           1,546,812             3,514
  (34,414)           (5,225)          (2,369,868)           (667,965)           (1,484)
    1,146            (1,053)             (79,984)            (87,722)               --
 (425,840)          309,004            5,347,608            (919,573)          244,613
---------         ---------         ------------         -----------         ---------

  (68,004)          312,060            6,555,403            (128,448)          246,643
---------         ---------         ------------         -----------         ---------
  (66,093)          327,443            5,438,722           1,844,257           245,492

  361,126            33,683            9,142,129           7,297,872                --
---------         ---------         ------------         -----------         ---------
$ 295,033         $ 361,126         $ 14,580,851         $ 9,142,129         $ 245,492
=========         =========         ============         ===========         =========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                      Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                              ----------------------------------------------------------------------
                                                                     MID CAP STOCK                          MONEY MARKET
                                                              ----------------------------------------------------------------------
                                                              YEAR ENDED       PERIOD ENDED        YEAR ENDED           YEAR ENDED
                                                              DEC. 31/00       DEC. 31/99*         DEC. 31/00           DEC. 31/99
                                                              ----------------------------------------------------------------------
Income:
     Dividends                                                $      --         $      --         $  1,932,420         $    961,677
Expenses:
     Mortality and expense risks, and administrative
         charges                                                  2,347               462              212,370              138,259
                                                              ---------         ---------         ------------         ------------
Net investment income (loss) during the year                     (2,347)             (462)           1,720,050              823,418
Net realized gain (loss) during the year                        (13,526)               19                   --                   --
Unrealized appreciation (depreciation) during the year           (2,643)           (1,552)                  --                   --
                                                              ---------         ---------         ------------         ------------
Net increase (decrease) in assets from operations               (18,516)           (1,995)           1,720,050              823,418
                                                              ---------         ---------         ------------         ------------

Changes from principal transactions:
     Transfer of net premiums                                   106,206            27,792           19,729,086            7,082,683
     Transfer on terminations                                   (21,708)           (2,165)          (6,012,717)          (3,222,729)
     Transfer on policy loans                                      (223)              (38)             204,008             (836,807)
     Net interfund transfers                                    133,861           157,253           (3,132,123)           6,291,758
                                                              ---------         ---------         ------------         ------------
Net increase (decrease) in assets from principal
     transactions                                               218,136           182,842           10,788,254            9,314,905
                                                              ---------         ---------         ------------         ------------
Total increase (decrease) in assets                             199,620           180,847           12,508,304           10,138,323

Assets beginning of year                                        180,847                --           27,811,969           17,673,646
                                                              ---------         ---------         ------------         ------------
Assets end of year                                            $ 380,467         $ 180,847         $ 40,320,273         $ 27,811,969
                                                              =========         =========         ============         ============

* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes.

                                                SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
           OVERSEAS                     PACIFIC RIM EMERGING MARKETS               QUANTITATIVE EQUITY
----------------------------------------------------------------------------------------------------------------
YEAR ENDED          YEAR ENDED         YEAR ENDED          YEAR ENDED          YEAR ENDED           YEAR ENDED
DEC. 31/00          DEC. 31/99         DEC. 31/00          DEC. 31/99          DEC. 31/00           DEC. 31/99
----------------------------------------------------------------------------------------------------------------
$   118,152         $      --         $    20,741         $    91,583         $  5,932,623         $  3,879,881


     12,911             2,131              35,497              21,588              309,403              274,779
-----------         ---------         -----------         -----------         ------------         ------------

    105,241            (2,131)            (14,756)             69,995            5,623,220            3,605,102
    (59,142)            4,626             (85,747)           (303,549)           2,793,944            4,912,245

   (565,259)          135,006          (1,449,544)          1,953,611           (5,866,904)             (30,408)
-----------         ---------         -----------         -----------         ------------         ------------

   (519,160)          137,501          (1,550,047)          1,720,057            2,550,260            8,486,939
-----------         ---------         -----------         -----------         ------------         ------------


  2,381,221            96,022           1,893,650             569,478            3,739,616            3,232,515
   (239,365)          (33,807)           (669,458)           (362,876)          (4,929,423)          (4,266,534)
     (2,019)           (2,559)            (17,017)              3,238             (344,939)            (385,967)
    753,735            91,840              19,115           1,230,820             (605,234)          (1,996,057)
-----------         ---------         -----------         -----------         ------------         ------------

  2,893,572           151,496           1,226,290           1,440,660           (2,139,980)          (3,416,043)
-----------         ---------         -----------         -----------         ------------         ------------
  2,374,412           288,997            (323,757)          3,160,717              410,280            5,070,896

    558,175           269,178           5,462,921           2,302,204           45,768,457           40,697,561
-----------         ---------         -----------         -----------         ------------         ------------
$ 2,932,587         $ 558,175         $ 5,139,164         $ 5,462,921         $ 46,178,737         $ 45,768,457
===========         =========         ===========         ===========         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                         ---------------------------------------------------------------------------
                                                               REAL ESTATE SECURITIES                  SCIENCE & TECHNOLOGY
                                                         ---------------------------------------------------------------------------
                                                          YEAR ENDED           YEAR ENDED          YEAR ENDED           YEAR ENDED
                                                          DEC. 31/00           DEC. 31/99          DEC. 31/00           DEC. 31/99
                                                         ---------------------------------------------------------------------------
Income:
     Dividends                                           $    548,910         $    891,478        $  1,118,209         $  2,459,232
Expenses:
     Mortality and expense risks, and administrative
         charges                                               96,131              108,666             308,316              111,705
                                                         ------------         ------------        ------------         ------------
Net investment income (loss) during the year                  452,779              782,812             809,893            2,347,527
Net realized gain (loss) during the year                     (373,361)            (225,546)          6,027,471            1,200,045
Unrealized appreciation (depreciation) during the year      3,308,154           (2,009,468)        (27,894,294)          10,833,388
                                                         ------------         ------------        ------------         ------------
Net increase (decrease) in assets from operations           3,387,572           (1,452,202)        (21,056,930)          14,380,960
                                                         ------------         ------------        ------------         ------------

Changes from principal transactions:
     Transfer of net premiums                               1,902,266            2,273,286          23,717,592            7,569,309
     Transfer on terminations                              (1,529,570)          (2,001,726)         (3,000,348)            (835,547)
     Transfer on policy loans                                (152,860)             (97,819)           (129,110)            (128,372)
     Net interfund transfers                                 (473,949)          (3,836,514)          7,234,394            7,353,863
                                                         ------------         ------------        ------------         ------------
Net increase (decrease) in assets from principal
     transactions                                            (254,113)          (3,662,773)         27,822,528           13,959,253
                                                         ------------         ------------        ------------         ------------
Total increase (decrease) in assets                         3,133,459           (5,114,975)          6,765,598           28,340,213

Assets beginning of year                                   14,032,899           19,147,874          35,392,816            7,052,603
                                                         ------------         ------------        ------------         ------------
Assets end of year                                       $ 17,166,358         $ 14,032,899        $ 42,158,414         $ 35,392,816
                                                         ============         ============        ============         ============


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                     SUB-ACCOUNT
--------------------------------------------------------------------------------------
SMALL CAP INDEX         SMALL COMPANY BLEND                  SMALL COMPANY VALUE
--------------------------------------------------------------------------------------
 PERIOD ENDED       YEAR ENDED      PERIOD ENDED        YEAR ENDED        YEAR ENDED
 DEC. 31/00**       DEC. 31/00       DEC. 31/99*        DEC. 31/00        DEC. 31/99
--------------------------------------------------------------------------------------
   $  1,534        $   133,872       $   4,498         $     2,007        $       248


         58              5,510             530              11,945              4,096
   --------        -----------       ---------         -----------        -----------

      1,476            128,362           3,968              (9,938)            (3,848)
         75             24,165             960              64,625             34,012

     (2,773)          (568,390)         39,165              82,411             99,631
   --------        -----------       ---------         -----------        -----------

     (1,222)          (415,863)         44,093             137,098            129,795
   --------        -----------       ---------         -----------        -----------


      4,377            661,522          25,426           1,025,807            249,987
       (373)           (31,361)         (2,182)            (79,835)           (30,096)
         --            (10,610)            (41)            (11,079)            (6,213)
     40,916            894,978         168,745             262,214            704,288
   --------        -----------       ---------         -----------        -----------

     44,920          1,514,529         191,948           1,197,107            917,966
   --------        -----------       ---------         -----------        -----------
     43,698          1,098,666         236,041           1,334,205          1,047,761

         --            236,041              --           1,126,903             79,142
   --------        -----------       ---------         -----------        -----------
   $ 43,698        $ 1,334,707       $ 236,041         $ 2,461,108        $ 1,126,903
   ========        ===========       =========         ===========        ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                          SUB-ACCOUNT
                                                            -----------------------------------------------------------------------
                                                                    STRATEGIC BOND                         TOTAL RETURN
                                                            -----------------------------------------------------------------------
                                                            YEAR ENDED           YEAR ENDED          YEAR ENDED        PERIOD ENDED
                                                            DEC. 31/00           DEC. 31/99          DEC. 31/00        DEC. 31/99*
                                                            -----------------------------------------------------------------------
Income:
     Dividends                                              $    85,997         $    70,133         $    27,495         $      --
Expenses:
   Mortality and expense risks, and administrative charges        6,711               7,044              15,109             1,187
                                                            -----------         -----------         -----------         ---------
Net investment income (loss) during the year                     79,286              63,089              12,386            (1,187)
Net realized gain (loss) during the year                        (41,693)            (32,990)             22,935             4,906
Unrealized appreciation (depreciation) during the year           28,826             (11,082)            277,035               368
                                                            -----------         -----------         -----------         ---------
Net increase (decrease) in assets from operations                66,419              19,017             312,356             4,087
                                                            -----------         -----------         -----------         ---------

Changes from principal transactions:
     Transfer of net premiums                                   134,439             270,594           1,516,546            15,252
     Transfer on terminations                                   (42,241)            (48,315)            (75,925)           (5,447)
     Transfer on policy loans                                    (3,131)             (7,840)                 --                --
     Net interfund transfers                                   (404,574)           (217,962)          2,577,623           286,216
                                                            -----------         -----------         -----------         ---------
Net increase (decrease) in assets from principal
     transactions                                              (315,507)             (3,523)          4,018,244           296,021
                                                            -----------         -----------         -----------         ---------
Total increase (decrease) in assets                            (249,088)             15,494           4,330,600           300,108

Assets beginning of year                                      1,278,721           1,263,227             300,108                --
                                                            -----------         -----------         -----------         ---------
Assets end of year                                          $ 1,029,633         $ 1,278,721         $ 4,630,708         $ 300,108
                                                            ===========         ===========         ===========         =========

* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
TOTAL STOCK MARKET
     INDEX               U.S. GOVERNMENT SECURITIES                U.S. LARGE CAP VALUE
-----------------------------------------------------------------------------------------------
  PERIOD ENDED         YEAR ENDED          YEAR ENDED          YEAR ENDED         PERIOD ENDED
  DEC. 31/00**         DEC. 31/00          DEC. 31/99          DEC. 31/00         DEC. 31/99*
-----------------------------------------------------------------------------------------------
  $    12,374         $   162,231         $   125,143         $     7,307         $        --


        2,888              14,820              19,463               9,544               4,379
  -----------         -----------         -----------         -----------         -----------

        9,486             147,411             105,680              (2,237)             (4,379)
       (1,756)            (46,024)            (43,062)             67,805             (10,928)

     (140,552)            123,103             (86,051)            (30,733)             48,703
  -----------         -----------         -----------         -----------         -----------

     (132,822)            224,490             (23,433)             34,835              33,396
  -----------         -----------         -----------         -----------         -----------


        2,071             491,787             931,141             659,231              48,789
      (24,855)           (463,269)           (111,231)            (95,636)            (37,726)
           --             (31,242)             (1,783)             14,332             (15,190)
    1,478,869            (179,509)         (1,908,556)             19,431           1,396,742
  -----------         -----------         -----------         -----------         -----------

    1,456,085            (182,233)         (1,090,429)            597,358           1,392,615
  -----------         -----------         -----------         -----------         -----------
    1,323,263              42,257          (1,113,862)            632,193           1,426,011

           --           2,531,572           3,645,434           1,426,011                  --
  -----------         -----------         -----------         -----------         -----------
  $ 1,323,263         $ 2,573,829         $ 2,531,572         $ 2,058,204         $ 1,426,011
  ===========         ===========         ===========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                                     ----------------------------------------------------
                                                                                  VALUE                  WORLDWIDE GROWTH
                                                                     ----------------------------------------------------
                                                                     YEAR ENDED           YEAR ENDED         YEAR ENDED
                                                                     DEC. 31/00           DEC. 31/99         DEC. 31/99
                                                                     ----------------------------------------------------
Income:
     Dividends                                                       $        --         $   104,384         $   6,399
Expenses:
     Mortality and expense risks, and administrative charges              24,109              29,270             1,502
                                                                     -----------         -----------         ---------
Net investment income (loss) during the year                             (24,109)             75,114             4,897
Net realized gain (loss) during the year                                (100,839)           (107,245)           46,114
Unrealized appreciation (depreciation) during the year                 1,097,226              25,016           (17,078)
                                                                     -----------         -----------         ---------
Net increase (decrease) in assets from operations                        972,278              (7,115)           33,933
                                                                     -----------         -----------         ---------

Changes from principal transactions:
     Transfer of net premiums                                          1,034,204           1,736,465            40,904
     Transfer on terminations                                           (224,326)           (346,470)          (13,226)
     Transfer on policy loans                                              3,564               1,434            (2,288)
     Net interfund transfers                                            (394,919)         (3,882,692)         (568,190)
                                                                     -----------         -----------         ---------
Net increase (decrease) in assets from principal transactions            418,523          (2,491,263)         (542,800)
                                                                     -----------         -----------         ---------
Total increase (decrease) in assets                                    1,390,801          (2,498,378)         (508,867)

Assets beginning of year                                               3,322,459           5,820,837           508,867
                                                                     -----------         -----------         ---------
Assets end of year                                                   $ 4,713,260         $ 3,322,459         $      --
                                                                     ===========         ===========         =========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

  SUB-ACCOUNT
---------------
  500 INDEX                      TOTAL
-----------------------------------------------------
PERIOD ENDED**      YEAR ENDED            YEAR ENDED
  DEC. 31/00        DEC. 31/00            DEC. 31/99
-----------------------------------------------------
$     512         $  33,640,178         $  22,318,341


      397             3,367,318             2,472,704
---------         -------------         -------------
      115            30,272,860            19,845,637
   (2,289)           23,929,759            15,845,664

  (16,787)          (98,403,823)           48,759,040
---------         -------------         -------------

  (18,961)          (44,201,204)           84,450,341
---------         -------------         -------------


  266,299           156,665,425            90,460,514
   (6,826)          (54,308,095)          (32,383,279)
  (21,009)           (2,312,875)           (3,391,895)
   28,758              (132,679)             (471,653)
---------         -------------         -------------

  267,222            99,911,776            54,213,687
---------         -------------         -------------
  248,261            55,710,572           138,664,028

       --           470,755,421           332,091,393
---------         -------------         -------------
$ 248,261         $ 526,465,993         $ 470,755,421
=========         =============         =============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Four (the Account) is a separate account established by the Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000 the following sub-account of the Account has been replaced with a new fund as follows:

               PREVIOUS FUND                         NEW FUND
            --------------------------------------------------------
            Mid Cap Growth Trust                All Cap Growth Trust

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of Manufacturers Life of
America:

                                                     COMMENCEMENT OF OPERATIONS
                                                         OF THE SUB-ACCOUNTS
                                                     --------------------------
Dynamic Growth Trust                                         May 2, 2000
International Index Trust                                    May 2, 2000
International Value Trust                                    May 1, 1999
Internet Technologies Trust                                  May 2, 2000
Mid Cap Index Trust                                          May 2, 2000
Mid Cap Stock Trust                                          May 1, 1999
Small Cap Index Trust                                        May 2, 2000
Small Company Blend Trust                                    May 1, 1999
Tactical Allocation Trust                                    May 2, 2000
Total Return Trust                                           May 1, 1999
Total Stock Market Index Trust                               May 2, 2000
U.S. Large Cap Value Trust                                   May 1, 1999
500 Index Trust                                              May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

Manufacturers Life of America deducts from the assets of the Account a daily charge equivalent to annual rates between 0.55% and 0.65% of the average net value of the Account's assets for mortality and expense risks.

4. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 2000:

                                                           PURCHASES             SALES
                                                         ------------        ------------
Aggressive Growth Trust                                  $  6,428,746        $  1,551,114
All Cap Growth Trust                                        9,192,300           4,016,095
Balanced Trust                                              6,824,658          12,702,636
Blue Chip Growth Trust                                     18,580,712           9,540,671
Diversified Bond Trust                                      4,554,026           2,408,446
Dynamic Growth Trust                                        1,126,965             626,320
Emerging Small Company Trust                               23,899,597          14,577,205
Equity Income Trust                                         5,431,388           6,925,615
Equity Index Trust                                         20,140,491          14,004,140
Global Bond Trust                                           2,388,773           2,284,583
Global Equity Trust                                         4,179,869           3,853,646
Growth Trust                                               20,139,091           5,842,289
Growth and Income Trust                                    11,835,900          10,317,615
High Yield Trust                                            3,382,871           2,418,772
Income and Value Trust                                      6,217,937           2,693,183
International Index Trust                                      54,150               6,322
International Small Cap Trust                               7,957,320           3,159,351
International Stock Trust                                   8,024,708           3,833,689
International Value Trust                                   3,673,844           2,103,297
Internet Technologies Trust                                   465,812             184,214
Investment Quality Bond Trust                               4,420,045           7,531,905
Large Cap Growth Trust                                      6,941,387           3,673,409
Lifestyle Aggressive 1000 Trust                               203,518             266,146
Lifestyle Balanced 640 Trust                                3,395,241           1,012,718
Lifestyle Conservative 280 Trust                              474,669             668,423
Lifestyle Growth 820 Trust                                    821,426           1,046,960
Lifestyle Moderate 460 Trust                                  524,928             587,943
Mid Cap Blend Trust                                        13,718,703           5,836,197
Mid Cap Index Trust                                           273,801              22,593
Mid Cap Stock Trust                                           478,661             262,873
Money Market Trust                                         36,597,319          24,089,015

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                           PURCHASES             SALES
                                                         ------------        ------------
Overseas Trust                                           $  3,680,450        $    681,636
Pacific Rim Emerging Markets Trust                          3,847,573           2,636,040
Quantitative Equity Trust                                  10,886,892           7,403,653
Real Estate Securities Trust                                3,223,659           3,024,995
Science and Technology Trust                               42,431,391          13,798,970
Small Cap Index Trust                                          62,244              15,847
Small Company Blend Trust                                   2,187,892             545,001
Small Company Value Trust                                   1,833,051             645,883
Strategic Bond Trust                                          858,766           1,094,988
Total Return Trust                                          5,086,140           1,055,509
Total Stock Market Index                                    1,497,859              32,288
U.S. Government Securities Trust                            1,615,381           1,650,203
U.S. Large Cap Value Trust                                  2,383,141           1,788,020
Value Trust                                                 2,629,563           2,235,149
500 Index Trust                                               418,895             151,560
                                                         ------------        ------------
Total                                                    $314,991,753        $184,807,127
                                                         ============        ============

6. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable universal life contracts are as follows:

                                                           1999                                  2000
                                                      -------------------------------------------------------------------
                                                        UNIT VALUE           UNIT VALUE          UNITS          DOLLARS
                                                      -------------------------------------------------------------------
Aggressive Growth Trust:
     Individual Variable Life Type L Contracts        $       19.81        $       20.28        198,853        $4,032,298
     Corporate Variable Life Type K Contracts                    --                14.69         91,301         1,341,581
                                                                                                               ----------
                                                                                                                5,373,879

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
All Cap Growth Trust:
     Individual Variable Life Type L Contracts        $        27.85        $        24.68          339,322        $ 8,375,757
     Corporate Variable Life Type K Contracts                     --                 12.81           32,663            418,322
                                                                                                                     8,794,079
                                                                                                                   -----------
Balanced Trust:
     Individual Variable Life Type L Contracts                 32.88                 29.62        1,375,338         40,736,519
     Corporate Variable Life Type K Contracts                     --                 11.03            4,795             52,878
                                                                                                                   -----------
                                                                                                                    40,789,397
Blue Chip Growth Trust:
     Individual Variable Life Type L Contracts                 24.15                 23.33        1,571,857         36,677,418
     Corporate Variable Life Type K Contracts                  12.90                 12.48          217,979          2,719,979
                                                                                                                   -----------
                                                                                                                    39,397,397
Diversified Bond Trust:
     Individual Variable Life Type L Contracts                 12.75                 13.97          160,579          2,243,401
     Corporate Variable Life Type K Contracts                  12.40                 13.61          104,001          1,414,996
                                                                                                                   -----------
                                                                                                                     3,658,397
Dynamic Growth Trust:
     Individual Variable Life Type L Contracts                    --                  7.95           22,876            181,774
     Corporate Variable Life Type K Contracts                     --                  7.95           11,127             88,472
                                                                                                                   -----------
                                                                                                                       270,246
Emerging Small Company Trust:
     Individual Variable Life Type L Contracts                107.98                102.67          774,559         79,526,051
     Corporate Variable Life Type K Contracts                     --                 15.12           65,532            990,716
                                                                                                                   -----------
                                                                                                                    80,516,767
Equity Income Trust:
     Individual Variable Life Type L Contracts                 16.23                 18.21          430,470          7,840,873
     Corporate Variable Life Type K Contracts                     --                 13.40            1,217             16,306
                                                                                                                   -----------
                                                                                                                     7,857,179
Equity Index Trust:
     Individual Variable Life Type L Contracts                 23.18                 20.90        1,798,688         37,584,072
     Corporate Variable Life Type K Contracts                  12.94                 11.67          185,366          2,163,240
                                                                                                                   -----------
                                                                                                                    39,747,312

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Global Bond Trust:
     Individual Variable Life Type L Contracts        $        13.04        $        13.18           30,064        $   396,180
     Corporate Variable Life Type K Contracts                     --                 12.45              246              3,057
                                                                                                                   -----------
                                                                                                                       399,237
Global Equity Trust:
     Individual Variable Life Type L Contracts                 16.68                 18.59          181,138          3,367,688
     Corporate Variable Life Type K Contracts                     --                 14.13           11,832            167,137
                                                                                                                   -----------
                                                                                                                     3,534,825
Growth Trust:
     Individual Variable Life Type L Contracts                 25.02                 18.08          772,053         13,956,563
     Corporate Variable Life Type K Contracts                     --                  9.91          129,288          1,281,356
                                                                                                                   -----------
                                                                                                                    15,237,919
Growth and Income Trust:
     Individual Variable Life Type L Contracts                 22.88                 21.11        1,251,734         26,429,434
     Corporate Variable Life Type K Contracts                  12.81                 11.84           57,912            685,416
                                                                                                                   -----------
                                                                                                                    27,114,850
High Yield Trust:
     Individual Variable Life Type L Contracts                 15.11                 13.67          281,021          3,841,408
     Corporate Variable Life Type K Contracts                  12.71                 11.51           17,304            199,154
                                                                                                                   -----------
                                                                                                                     4,040,562
Income and Value Trust:
     Individual Variable Life Type L Contracts                 15.13                 15.77          376,917          5,944,042
     Corporate Variable Life Type K Contracts                  12.66                 13.21           22,852            301,885
                                                                                                                   -----------
                                                                                                                     6,245,927
International Index Trust:
     Individual Variable Life Type L Contracts                    --                 11.22            3,964             44,478

International Small Cap Trust:
     Individual Variable Life Type L Contracts                 25.65                 18.06          223,637          4,038,198
     Corporate Variable Life Type K Contracts                     --                 11.28           17,832            201,161
                                                                                                                   -----------
                                                                                                                     4,239,359

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
International Stock Trust:
     Individual Variable Life Type L Contracts        $        17.50        $        14.50        1,201,169        $17,419,755
     Corporate Variable Life Type K Contracts                     --                 11.81           16,743            197,771
                                                                                                                   -----------
                                                                                                                    17,617,526
International Value Trust:
     Individual Variable Life Type L Contracts                 12.92                 12.01          149,807          1,799,281
     Corporate Variable Life Type K Contracts                     --                 12.42            3,603             44,764
                                                                                                                   -----------
                                                                                                                     1,844,045
Internet Technologies Trust:
     Individual Variable Life Type L Contracts                    --                  7.00           18,568            129,976
     Corporate Variable Life Type K Contracts                     --                  7.00              300              2,099
                                                                                                                   -----------
                                                                                                                       132,075
Investment Quality Bond Trust:
     Individual Variable Life Type L Contracts                 14.26                 15.50        1,042,595         16,160,312
     Corporate Variable Life Type K Contracts                     --                 13.48            9,444            127,268
                                                                                                                   -----------
                                                                                                                    16,287,580
Large Cap Growth Trust:
     Individual Variable Life Type L Contracts                 18.93                 16.13          414,275          6,683,067
     Corporate Variable Life Type K Contracts                     --                 11.49           43,563            500,720
                                                                                                                   -----------
                                                                                                                     7,183,787
Lifestyle Aggressive 1000 Trust:
     Individual Variable Life Type K Contracts                 16.92                 15.95           42,247            673,805

Lifestyle Balanced 640 Trust:
     Individual Variable Life Type L Contracts                 16.47                 16.78          219,761          3,687,280
     Corporate Variable Life Type K Contracts                     --                 13.24           12,099            160,145
                                                                                                                   -----------
                                                                                                                     3,847,425
Lifestyle Conservative 280 Trust:
     Individual Variable Life Type L Contracts                 15.47                 16.55           17,741            293,688

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)


6.  Unit Values (continued)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Lifestyle Growth 820 Trust:
     Individual Variable Life Type L Contracts        $        17.32        $        16.69           87,705        $ 1,463,745
     Corporate Variable Life Type K Contracts                     --                 12.85            3,616             46,460
                                                                                                                   -----------
                                                                                                                     1,510,205
Lifestyle Moderate 460 Trust:
     Individual Variable Life Type L Contracts                 16.12                 16.70            9,690            161,825
     Corporate Variable Life Type K Contracts                     --                 13.20           10,095            133,208
                                                                                                                   -----------
                                                                                                                       295,033
Mid-Cap Blend Trust:
     Individual Variable Life Type L Contracts                 18.48                 17.19          803,981         13,817,796
     Corporate Variable Life Type K Contracts                  13.73                 12.78           59,700            763,055
                                                                                                                   -----------
                                                                                                                    14,580,851
Mid Cap Index Trust:
     Individual Variable Life Type L Contracts                    --                 13.34           18,407            245,492

Mid Cap Stock Trust:
     Individual Variable Life Type L Contracts                 12.55                 11.97           31,783            380,467

Money Market Trust:
     Individual Variable Life Type L Contracts                 17.43                 18.33        1,742,733         31,946,831
     Corporate Variable Life Type K Contracts                  12.57                 13.23          632,823          8,373,442
                                                                                                                   -----------
                                                                                                                    40,320,273
Overseas Trust:
     Individual Variable Life Type L Contracts                 18.64                 15.05           99,085          1,491,124
     Corporate Variable Life Type K Contracts                  14.38                 11.62          124,012          1,441,463
                                                                                                                   -----------
                                                                                                                     2,932,587
Pacific Rim Emerging Markets Trust:
     Individual Variable Life Type L Contracts                 11.42                  8.58          577,244          4,952,181
     Corporate Variable Life Type K Contracts                     --                 10.47           17,853            186,983
                                                                                                                   -----------
                                                                                                                     5,139,164

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  Unit Values (continued)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Quantitative Equity Trust:
     Individual Variable Life Type L Contracts        $        62.97        $        66.50          688,089        $45,758,095
     Corporate Variable Life Type K Contracts                     --                 13.81           30,449            420,642
                                                                                                                   -----------
                                                                                                                    46,178,737
Real Estate Securities Trust:
     Individual Variable Life Type L Contracts                 31.86                 39.79          430,066         17,111,430
     Corporate Variable Life Type K Contracts                     --                 15.59            3,523             54,928
                                                                                                                   -----------
                                                                                                                    17,166,358
Science and Technology Trust:
     Individual Variable Life Type L Contracts                 39.51                 25.89        1,488,326         38,529,162
     Corporate Variable Life Type K Contracts                  15.00                  9.84          368,877          3,629,252
                                                                                                                   -----------
                                                                                                                    42,158,414
Small Cap Index Trust:
     Individual Variable Life Type L Contracts                    --                 11.65            3,750             43,698

Small Company Blend Trust:
     Individual Variable Life Type L Contracts                 16.00                 12.76           95,417          1,217,642
     Corporate Variable Life Type K Contracts                     --                 11.21           10,439            117,065
                                                                                                                   -----------
                                                                                                                     1,334,707
Small Company Value Trust:
     Individual Variable Life Type L Contracts                  9.11                  9.59          251,772          2,414,592
     Corporate Variable Life Type K Contracts                     --                 14.19            3,278             46,516
                                                                                                                   -----------
                                                                                                                     2,461,108
Strategic Bond Trust:
     Individual Variable Life Type L Contracts                 13.87                 14.79           69,600          1,029,633

Total Return Trust:
     Individual Variable Life Type L Contracts                 12.32                 13.57          150,463          2,042,313
     Corporate Variable Life Type K Contracts                     --                 13.60          190,299          2,588,395
                                                                                                                   -----------
                                                                                                                     4,630,708

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  Unit Values (continued)


                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Total Stock Market Index Trust:
     Individual Variable Life Type L Contracts        $            --        $         11.20        118,184        $  1,323,263

U.S. Government Securities Trust:
     Individual Variable Life Type L Contracts                  11.62                  12.80        172,286           2,204,750
     Corporate Variable Life Type K Contracts                      --                  13.64         27,059             369,079
                                                                                                                   ------------
                                                                                                                      2,573,829
U.S. Large Cap Value Trust:
     Individual Variable Life Type L Contracts                  12.78                  13.06        143,921           1,879,014
     Corporate Variable Life Type K Contracts                      --                  13.01         13,771             179,190
                                                                                                                   ------------
                                                                                                                      2,058,204
Value Trust:
     Individual Variable Life Type L Contracts                  13.57                  16.80        273,446           4,594,010
     Corporate Variable Life Type K Contracts                      --                  14.99          7,955             119,250
                                                                                                                   ------------
                                                                                                                      4,713,260
500 Index Trust:
     Individual Variable Life Type L Contracts                     --                  11.26          9,628             108,369
     Corporate Variable Life Type K Contracts                      --                  11.28         12,407             139,892
                                                                                                                   ------------
                                                                                                                        248,261
                                                                                                                   ------------
Total                                                                                                              $526,465,993
                                                                                                                   ============

7. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

7. RELATED PARTY TRANSACTIONS (CONTINUED)

Manufacturers Life of America has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
SEPARATE ACCOUNT FOUR

Financial Statements

Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                              Financial Statements


                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)



                                    CONTENTS



Financial Statements

Statement of Assets and Contract Owners' Equity...............................1
Statements of Operations and Changes in Contract Owners' Equity...............3
Notes to Financial Statements................................................25

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)
              The Manufacturers Life Insurance Company of America

ASSETS
Investments at market value:
    Sub-Accounts:
        Aggressive Growth Trust - 370,450 shares (cost $6,414,433)                                         $ 4,293,517
        All Cap Growth Trust - 757,170 shares (cost $14,331,711)                                             9,449,477
        All Cap Value Trust - 940 shares (cost $11,001)                                                         10,038
        Balanced Trust - 2,356,572 shares (cost $41,011,019)                                                29,904,898
        Blue Chip Growth Trust - 2,303,334 shares (cost $42,895,932)                                        32,108,476
        Capital Appreciation Trust - 4,104 shares (cost $34,389)                                                31,557
        Capital Opportunities Trust - 832 shares (cost $9,397)                                                   7,599
        Diversified Bond Trust - 594,774 shares (cost $6,111,052)                                            6,286,765
        Dynamic Growth Trust - 118,303 shares (cost $813,373)                                                  493,323
        Emerging Small Company Trust - 2,440,853 shares (cost $64,421,136)                                  50,842,973
        Equity Income Trust - 932,247 shares (cost $14,396,303)                                             13,098,069
        Equity Index Trust - 2,701,627 shares (cost $43,897,603)                                            34,229,612
        Financial Services Trust - 7,369 shares (cost $88,395)                                                  78,036
        Fundamental Value Trust - 20,833 shares (cost $247,146)                                                220,415
        Global Bond Trust - 39,711 shares (cost $446,202)                                                      468,195
        Global Equity Trust - 269,814 shares (cost $4,332,393)                                               3,210,784
        Growth Trust - 887,202 shares (cost $17,834,218)                                                    10,823,868
        Growth and Income Trust - 1,124,362 shares (cost $31,284,661)                                       24,454,869
        Health Services Trust - 6,965 shares (cost $88,566)                                                     83,647
        High Yield Trust - 496,724 shares (cost $5,535,450)                                                  4,743,719
        Income and Value Trust - 920,558 shares (cost $9,397,459)                                            8,321,846
        International Index Trust - 16,010 shares (cost $166,840)                                              130,162
        International Small Cap Trust - 256,006 shares (cost $4,191,643)                                     2,560,063
        International Stock Trust - 1,274,312 shares (cost $15,691,227)                                     11,213,942
        International Value Trust - 201,424 shares (cost $2,407,714)                                         1,879,288
        Internet Technologies Trust - 21,555 shares (cost $135,527)                                             59,708
        Investment Quality Bond Trust - 1,654,080 shares (cost $19,285,262)                                 19,617,391
        Large Cap Growth Trust - 765,004 shares (cost $9,660,323)                                            6,808,533
        Lifestyle Aggressive 1000 Trust - 59,448 shares (cost $734,575)                                        542,164
        Lifestyle Balanced 640 Trust - 511,679 shares (cost $6,391,499)                                      5,643,823
        Lifestyle Conservative 280 Trust - 278,163 shares (cost $3,518,912)                                  3,529,891
        Lifestyle Growth 820 Trust - 144,049 shares (cost $1,888,963)                                        1,462,101
        Lifestyle Moderate 460 Trust - 92,374 shares (cost $1,139,883)                                       1,072,457
        Mid Cap Growth Trust - 6,893 shares (cost $77,157)                                                      56,105
        Mid Cap Index Trust - 34,079 shares (cost $435,476)                                                    373,506
        Mid Cap Opportunities Trust - 582 shares (cost $5,585)                                                   4,923
        Mid Cap Stock Trust - 71,515 shares (cost $746,876)                                                    637,912
        Mid Cap Value Trust - 9,668 shares (cost $121,762)                                                     111,759
        Money Market Trust - 3,810,703 shares (cost $38,107,029)                                            38,107,029
        Overseas Trust - 402,057 shares (cost $4,397,162)                                                    3,188,311
        Pacific Rim Emerging Markets Trust - 690,974 shares (cost $5,707,242)                                4,056,015
        Quantitative Equity Trust - 1,970,803 shares (cost $44,333,089)                                     30,429,193
        Real Estate Securities Trust - 1,236,877 shares (cost $19,621,260)                                  18,602,629
        Science and Technology Trust - 2,401,613 shares (cost $50,001,446)                                  22,791,309
        Small Cap Index Trust - 12,838 shares (cost $145,603)                                                  121,828
        Small Company Blend Trust - 290,112 shares (cost $3,316,060)                                         2,509,467
        Small Company Value Trust - 326,433 shares (cost $4,179,487)                                         3,907,403
        Strategic Bond Trust - 199,128 shares (cost $2,108,921)                                              2,116,730
        Strategic Growth Trust - 14,509 shares (cost $164,704)                                                 133,922
        Strategic Opportunities Trust - 866,862 shares (cost $13,776,854)                                    9,310,097

                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)


ASSETS (CONTINUED)
Investments at market value:
     Sub-Accounts:
        Tactical Allocation Trust - 497 shares (cost $5,102)                       $      4,557
        Telecommunications Trust - 3,198 shares (cost $29,296)                           21,173
        Total Return Trust - 1,098,941 shares (cost $14,672,613)                     15,275,285
        Total Stock Market Index Trust - 293,377 shares (cost $3,146,814)             2,581,715
        U.S. Government Securities Trust - 544,510 shares (cost $7,321,132)           7,497,903
        U.S. Large Cap Value Trust - 279,055 shares (cost $3,610,975)                 3,002,629
        Utilities Trust - 5,381 shares (cost $58,808)                                    49,936
        Value Trust - 610,381 shares (cost $9,604,996)                                9,082,470
        500 Index Trust - 70,150 shares (cost $746,980)                                 627,143
                                                                                   ------------
Total assets                                                                       $462,282,155
                                                                                   ============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                            $462,282,155
                                                                                   ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four
   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)


                                                                               SUB-ACCOUNT
                                                                               -----------
                                                          AGGRESSIVE GROWTH                   ALL CAP GROWTH
                                                          -----------------                   --------------
                                                    PERIOD ENDED       YEAR ENDED       PERIOD ENDED      YEAR ENDED
                                                    SEPT. 30/01        DEC. 31/00       SEPT. 30/01       DEC. 31/00
                                                    -----------        ----------       -----------       ----------
Income:
    Dividends                                       $        --       $        --       $   489,935       $   494,609
Expenses:
    Mortality and expense risks, and
        administrative charges                           23,484            19,680            42,496            52,700
                                                    -----------       -----------       -----------       -----------
Net investment income (loss) during the period          (23,484)          (19,680)          447,439           441,909
Net realized gain (loss) during the period             (715,050)          445,778          (782,667)          719,966
Unrealized  appreciation (depreciation) during
   the period                                        (1,353,594)       (1,051,671)       (3,551,932)       (2,675,835)
                                                    -----------       -----------       -----------       -----------
Net increase (decrease) in assets from
   operations                                        (2,092,128)         (625,573)       (3,887,160)       (1,513,960)
                                                    -----------       -----------       -----------       -----------
Changes from principal transactions:
    Transfer of net premiums                          1,647,712         2,017,555         3,999,766         2,987,565
    Transfer on terminations                           (297,073)         (153,979)         (478,511)         (565,315)
    Transfer on policy loans                            (16,723)           (1,889)          (16,906)          (36,214)
    Net interfund transfers                            (322,150)        3,035,625         1,038,209         2,348,259
                                                    -----------       -----------       -----------       -----------
Net increase (decrease) in assets from
    principal transactions                            1,011,766         4,897,312         4,542,558         4,734,295
                                                    -----------       -----------       -----------       -----------
Total increase (decrease) in assets                  (1,080,362)        4,271,739           655,398         3,220,335

Assets beginning of year                              5,373,879         1,102,140         8,794,079         5,573,744
                                                    -----------       -----------       -----------       -----------
Assets end of period                                $ 4,293,517       $ 5,373,879       $ 9,449,477       $ 8,794,079
                                                    ===========       ===========       ===========       ===========


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.


See accompanying notes.

                                                           SUB-ACCOUNT
                                                           -----------
   ALL CAP                                                                                                CAPITAL
    VALUE                        BALANCED                               BLUE CHIP GROWTH                APPRECIATION
    -----                        --------                               ----------------                ------------
PERIOD ENDED        PERIOD ENDED          YEAR ENDED           PERIOD ENDED           YEAR ENDED        PERIOD ENDED
SEPT. 30/01*        SEPT. 30/01            DEC. 31/00           SEPT. 30/01           DEC. 31/00         SEPT. 30/01*
------------        -----------            ----------           -----------           ----------         ------------
  $    --          $    824,561          $  2,142,690          $  2,891,977          $  1,437,390          $    --

       12               180,203               306,448               171,619               225,515               13
------------------------------------------------------------------------------------------------------------------
      (12)              644,358             1,836,242             2,720,358             1,211,875              (13)
      (23)           (1,375,110)            1,164,938            (3,014,053)            2,219,612              (13)

     (964)           (5,662,574)           (7,426,525)          (10,755,723)           (5,137,526)          (2,831)
------------------------------------------------------------------------------------------------------------------
     (999)           (6,393,326)           (4,425,345)          (11,049,418)           (1,706,039)          (2,857)
------------------------------------------------------------------------------------------------------------------
    4,140             3,249,443             5,624,260             8,885,261            13,245,945               --
   (1,135)           (3,097,986)           (5,659,955)           (2,100,073)           (1,872,424)             (58)
       --               132,012              (208,941)              (31,634)                   13               --
    8,032            (4,774,642)           (7,469,583)           (2,993,057)           (3,545,368)          34,472
------------------------------------------------------------------------------------------------------------------
   11,037            (4,491,173)           (7,714,219)            3,760,497             7,828,166           34,414
------------------------------------------------------------------------------------------------------------------
   10,038           (10,884,499)          (12,139,564)           (7,288,921)            6,122,127           31,557

       --            40,789,397            52,928,961            39,397,397            33,275,270               --
------------------------------------------------------------------------------------------------------------------
  $10,038          $ 29,904,898          $ 40,789,397          $ 32,108,476          $ 39,397,397          $31,557
==================================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                         SUB-ACCOUNT
                                                                         -----------
                                                        CAPITAL
                                                     OPPORTUNITIES            DIVERSIFIED BOND
                                                     -------------            ----------------
                                                     PERIOD ENDED        PERIOD ENDED      YEAR ENDED
                                                     SEPT. 30/01*        SEPT. 30/01       DEC. 31/00
                                                     ------------        -----------       ----------
Income:
    Dividends                                           $    -            $  171,518       $  128,166
Expenses:
    Mortality and expense risks, and
        administrative charges                                9               21,560           13,735
                                                        ---------------------------------------------
Net investment income (loss) during the period               (9)             149,958          114,431
Net realized gain (loss) during the period                   (6)             186,216          (85,540)
Unrealized  appreciation (depreciation) during
    the period                                           (1,798)              (7,093)         229,671
                                                        ---------------------------------------------
Net increase (decrease) in assets from
   operations                                            (1,813)             329,081          258,562
                                                        ---------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                                 --            1,755,559        1,199,817
    Transfer on terminations                                (46)            (232,265)        (244,178)
    Transfer on policy loans                                 --              (52,853)         (55,670)
    Net interfund transfers                               9,458              828,846        1,131,179
                                                        ---------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                9,412            2,299,287        2,031,148
                                                        ---------------------------------------------
Total increase (decrease) in assets                       7,599            2,628,368        2,289,710
Assets beginning of year                                     --            3,658,397        1,368,687
                                                        ---------------------------------------------
Assets end of period                                    $ 7,599           $6,286,765       $3,658,397
                                                        =============================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                        SUB-ACCOUNT
                                                        -----------
            DYNAMIC GROWTH                   EMERGING SMALL COMPANY                   EQUITY INCOME
            --------------                   ----------------------                   -------------
  PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
  SEPT. 30/01        DEC. 31/00**        SEPT. 30/01        DEC. 31/00         SEPT. 30/01        DEC. 31/00
  -----------        ------------        -----------        ----------         -----------        ----------
   $   1,375          $      --         $  2,633,803       $  8,896,969       $  1,021,642       $  1,215,240

       2,366              1,202              311,480            594,318             48,179             52,959
-------------------------------------------------------------------------------------------------------------
        (991)            (1,202)           2,322,323          8,302,651            973,463          1,162,281
     (58,538)          (126,482)          (1,103,505)         7,060,851           (254,621)          (999,933)

    (216,134)          (103,916)         (31,993,109)       (19,474,370)        (1,667,777)           598,947
-------------------------------------------------------------------------------------------------------------
    (275,663)          (231,600)         (30,774,291)        (4,110,868)          (948,935)           761,295
-------------------------------------------------------------------------------------------------------------
     224,724             91,367            6,768,766         10,826,056          2,695,534          3,091,072
      (4,940)           (13,110)          (5,207,476)       (10,744,665)          (858,470)        (1,003,040)
          --                 --               38,120           (877,506)           (12,219)             1,625
     278,956            423,589             (498,913)         1,815,857          4,364,980         (4,746,166)
-------------------------------------------------------------------------------------------------------------

     498,740            501,846            1,100,497          1,019,742          6,189,825         (2,656,509)
-------------------------------------------------------------------------------------------------------------
     223,077            270,246          (29,673,794)        (3,091,126)         5,240,890         (1,895,214)

     270,246                 --           80,516,767         83,607,893          7,857,179          9,752,393
-------------------------------------------------------------------------------------------------------------
   $ 493,323          $ 270,246         $ 50,842,973       $ 80,516,767       $ 13,098,069       $  7,857,179
=============================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                              SUB-ACCOUNT
                                                                              -----------
                                                                                                 FINANCIAL
                                                                  EQUITY INDEX                   SERVICES
                                                                  ------------                   --------
                                                        PERIOD ENDED        YEAR ENDED          PERIOD ENDED
                                                         SEPT. 30/01        DEC. 31/00          SEPT. 30/01*
                                                         -----------        ----------          ------------
Income:
    Dividends                                           $    949,563       $    117,514           $     --
Expenses:
    Mortality and expense risks, and
        administrative charges                               169,728            258,059                 86
                                                        ------------       ------------           --------
Net investment income (loss) during the period               779,835           (140,545)               (86)
Net realized gain (loss) during the period                (1,667,247)         3,003,549                (94)
Unrealized  appreciation (depreciation) during
   the period                                             (7,894,191)        (7,096,700)           (10,360)
                                                        ------------       ------------           --------
Net increase (decrease) in assets from
   operations                                             (8,781,603)        (4,233,696)           (10,540)
                                                        ------------       ------------           --------
Changes from principal transactions:
    Transfer of net premiums                               9,402,253         16,333,867                587
    Transfer on terminations                              (1,886,937)        (2,849,902)            (1,124)
    Transfer on policy loans                                  (6,368)          (154,116)                --
    Net interfund transfers                               (4,245,045)        (7,052,953)            89,113
                                                        ------------       ------------           --------
Net increase (decrease) in assets from
    principal transactions                                 3,263,903          6,276,896             88,576
                                                        ------------       ------------           --------
Total increase (decrease) in assets                       (5,517,700)         2,043,200             78,036

Assets beginning of year                                  39,747,312         37,704,112                 --
                                                        ------------       ------------           --------
Assets end of period                                    $ 34,229,612       $ 39,747,312           $ 78,036
                                                        ============       ============           ========


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.


See accompanying notes.

                                                            SUB-ACCOUNT
                                                            -----------
 FUNDAMENTAL
   VALUE                     GLOBAL BOND                      GLOBAL EQUITY                         GROWTH
   -----                     -----------                      -------------                         ------
PERIOD ENDED      PERIOD ENDED      YEAR ENDED       PERIOD ENDED      YEAR ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01*      SEPT. 30/01       DEC. 31/00       SEPT. 30/01       DEC. 31/00       SEPT. 30/01         DEC. 31/00
------------      -----------       ----------       -----------       ----------       -----------         ----------
  $     --         $      --         $ 10,543       $    507,908       $  327,718       $         --       $  1,357,936


       237             2,229            3,171             16,077           19,023             61,351             97,447
-----------------------------------------------------------------------------------------------------------------------
      (237)           (2,229)           7,372            491,831          308,695            (61,351)         1,260,489
      (171)           (3,449)         (30,994)           (39,471)        (199,982)        (3,870,972)           594,711

   (26,731)           24,029            2,851         (1,373,247)         234,915           (904,429)        (7,421,452)
-----------------------------------------------------------------------------------------------------------------------

   (27,139)           18,351          (20,771)          (920,887)         343,628         (4,836,752)        (5,566,252)
-----------------------------------------------------------------------------------------------------------------------

     2,776           249,822          139,169            596,649        1,194,857          4,569,408          7,922,560
    (2,533)          (18,552)         (34,333)          (201,018)        (226,935)          (684,031)        (1,151,699)
        --            (3,375)         (10,712)            (1,937)         (40,108)           (28,874)           (59,763)
   247,311          (177,288)           2,695            203,152         (910,286)        (3,433,802)         6,325,216
-----------------------------------------------------------------------------------------------------------------------

   247,554            50,607           96,819            596,846           17,528            422,701         13,036,314
-----------------------------------------------------------------------------------------------------------------------
   220,415            68,958           76,048           (324,041)         361,156         (4,414,051)         7,470,062

        --           399,237          323,189          3,534,825        3,173,669         15,237,919          7,767,857
-----------------------------------------------------------------------------------------------------------------------
  $220,415         $ 468,195         $399,237       $  3,210,784       $3,534,825       $ 10,823,868       $ 15,237,919
=======================================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                          SUB-ACCOUNT
                                                                          -----------
                                                                                                 HEALTH
                                                                GROWTH AND INCOME               SCIENCES
                                                                -----------------               --------
                                                       PERIOD ENDED         YEAR ENDED        PERIOD ENDED
                                                       SEPT. 30/01          DEC. 31/00        SEPT. 30/01*
                                                       -----------          ----------        ------------
Income:
      Dividends                                        $  1,481,575       $  1,677,174          $    --
Expenses:
      Mortality and expense risks, and
         administrative charges                             123,543            178,922               90
                                                       ------------------------------------------------
Net investment income (loss) during the period            1,358,032          1,498,252              (90)
Net realized gain (loss) during the period               (1,417,760)         2,196,121              (54)
Unrealized appreciation (depreciation) during
     the period                                          (5,560,378)        (5,943,252)          (4,919)
                                                       ------------------------------------------------
Net increase (decrease) in assets
    from operations                                      (5,620,106)        (2,248,879)          (5,063)
                                                       ------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                              6,021,196          7,793,636           20,270
    Transfer on terminations                             (2,227,656)        (3,678,743)            (948)
    Transfer on policy loans                                (36,375)           (14,763)              --
    Net interfund transfers                                (797,040)        (4,080,097)          69,388
                                                       ------------------------------------------------
Net increase (decrease) in assets
    from principal transactions                           2,960,125             20,033           88,710
Total increase (decrease) in assets                      (2,659,981)        (2,228,846)          83,647

Assets beginning of year                                 27,114,850         29,343,696               --
                                                       ------------------------------------------------
Assets end of period                                   $ 24,454,869       $ 27,114,850          $83,647
                                                       ================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

                                                 SUB-ACCOUNT
                                                 -----------
             HIGH YIELD                    INCOME & VALUE                  INTERNATIONAL INDEX
             ----------                    --------------                  -------------------
  PERIOD ENDED       YEAR ENDED      PERIOD ENDED     YEAR ENDED       PERIOD ENDED     PERIOD ENDED
   SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00       SEPT. 30/01      DEC. 31/00**
   -----------       ----------      -----------       ----------       -----------      ------------
   $  364,655       $   13,566       $  313,451       $  952,189         $     44         $   624


       16,842           25,447           32,432           31,429              927              85
-------------------------------------------------------------------------------------------------
      347,813          (11,881)         281,019          920,760             (883)            539
     (326,082)        (127,211)        (399,936)        (302,448)          22,036            (309)

     (397,145)        (253,583)        (677,029)        (418,733)         (33,637)         (3,041)
-------------------------------------------------------------------------------------------------
     (375,414)        (392,675)        (795,946)         199,579          (12,484)         (2,811)
-------------------------------------------------------------------------------------------------

    1,259,195        1,396,133        2,255,150        2,354,495           17,543           3,789
     (206,026)        (236,289)        (415,177)        (379,895)           3,830            (599)
      (11,589)         (11,335)          (8,196)         (80,612)              --              --
       36,991         (172,527)       1,040,088          710,007           76,795          44,099
-------------------------------------------------------------------------------------------------
    1,078,571          975,982        2,871,865        2,603,995           98,168          47,289
-------------------------------------------------------------------------------------------------
      703,157          583,307        2,075,919        2,803,574           85,684          44,478

    4,040,562        3,457,255        6,245,927        3,442,353           44,478              --
-------------------------------------------------------------------------------------------------
   $4,743,719       $4,040,562       $8,321,846       $6,245,927         $130,162         $44,478
=================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                               SUB-ACCOUNT
                                                                               -----------
                                                        INTERNATIONAL SMALL CAP               INTERNATIONAL STOCK
                                                        -----------------------               -------------------
                                                   PERIOD ENDED       YEAR ENDED        PERIOD ENDED       YEAR ENDED
                                                   SEPT. 30/01        DEC. 31/00        SEPT. 30/01        DEC. 31/00
                                                   -----------        ----------        -----------        ----------
Income:
      Dividends                                     $        --       $   694,416       $    724,688       $    84,131
Expenses:
      Mortality and expense risks, and
         administrative charges                          15,703            23,770             67,638           110,826
                                                    ------------------------------------------------------------------
Net investment income (loss) during the period          (15,703)          670,646            657,050           (26,695)
Net realized gain (loss) during the period           (1,719,239)         (138,612)        (2,531,535)          571,024
Unrealized appreciation (depreciation) during
     the period                                         145,012        (2,406,462)        (3,111,810)       (3,695,939)
                                                    ------------------------------------------------------------------
Net increase (decrease) in assets
    from operations                                  (1,589,930)       (1,874,428)        (4,986,295)       (3,151,610)
                                                    ------------------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                            925,625         1,799,696          2,917,539         5,040,119
    Transfer on terminations                           (252,522)         (347,872)          (938,597)       (1,565,059)
    Transfer on policy loans                             (1,002)           (2,578)            15,550            22,239
    Net interfund transfers                            (761,467)        2,678,076         (3,411,781)          720,414
                                                    ------------------------------------------------------------------
Net increase (decrease) in assets
    from principal transactions                         (89,366)        4,127,322         (1,417,289)        4,217,713
                                                    ------------------------------------------------------------------
Total increase (decrease) in assets                  (1,679,296)        2,252,894         (6,403,584)        1,066,103

Assets beginning of year                              4,239,359         1,986,465         17,617,526        16,551,423
                                                    ------------------------------------------------------------------
Assets end of period                                $ 2,560,063       $ 4,239,359       $ 11,213,942       $17,617,526
                                                    ==================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                       SUB-ACCOUNT
                                                       -----------
         INTERNATIONAL VALUE               INTERNET TECHNOLOGIES               INVESTMENT QUALITY BOND
         -------------------               ---------------------               -----------------------
 PERIOD ENDED        YEAR ENDED       PERIOD ENDED       PERIOD ENDED      PERIOD ENDED        YEAR ENDED
 SEPT. 30/01         DEC. 31/00       SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
 -----------         ----------       -----------        ------------       -----------         ----------
  $   51,943         $   17,130         $     --         $      --         $ 1,038,232         $ 1,309,195


       9,136             15,330              392               707              82,904             109,903
----------------------------------------------------------------------------------------------------------
      42,807              1,800             (392)             (707)            955,328           1,199,292

     (42,872)          (106,248)         (79,050)          (62,279)             47,679            (240,339)

    (453,680)          (114,496)          11,426           (87,244)            157,376             437,793
----------------------------------------------------------------------------------------------------------
    (453,745)          (218,944)         (68,016)         (150,230)          1,160,383           1,396,746
----------------------------------------------------------------------------------------------------------

     603,972          1,289,123           34,263            69,573           1,783,747           2,734,616
     (69,743)          (134,761)         (46,597)             (805)         (1,260,018)         (2,078,469)
      (2,127)             7,727           38,323           (40,607)            (40,320)             27,427
     (43,114)           406,659          (30,340)          254,144           1,686,019          (4,994,725)
----------------------------------------------------------------------------------------------------------

     488,988          1,568,748           (4,351)          282,305           2,169,428          (4,311,151)
----------------------------------------------------------------------------------------------------------
      35,243          1,349,804          (72,367)          132,075           3,329,811          (2,914,405)

   1,844,045            494,241          132,075                --          16,287,580          19,201,985
----------------------------------------------------------------------------------------------------------
  $1,879,288         $1,844,045         $ 59,708         $ 132,075         $19,617,391         $16,287,580
==========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                  SUB-ACCOUNT
                                                                                  -----------
                                                             LARGE CAP GROWTH               LIFESTYLE AGGRESSIVE 1000
                                                             ----------------               -------------------------
                                                      PERIOD ENDED       YEAR ENDED       PERIOD ENDED      YEAR ENDED
                                                      SEPT. 30/01        DEC. 31/00        SEPT. 30/01      DEC. 31/00
                                                      -----------        ----------        -----------      ----------
Income:
      Dividends                                       $   295,174       $   933,644         $  48,963       $  37,648
Expenses:
      Mortality and expense risks, and
         administrative charges                            35,064            42,374             3,169           4,794
                                                      ---------------------------------------------------------------
Net investment income (loss) during the period            260,110           891,270            45,794          32,854
Net realized gain (loss) during the period             (1,031,853)          236,149           (17,247)         14,597
Unrealized appreciation (depreciation) during
     the period                                        (1,430,201)       (2,285,423)         (203,030)        (84,082)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets
    from operations                                    (2,201,944)       (1,158,004)         (174,483)        (36,631)
                                                      ---------------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                            1,976,040         3,140,695           174,849          71,415
    Transfer on terminations                             (568,872)         (990,185)          (72,113)        (84,132)
    Transfer on policy loans                               (7,859)          (60,521)          (32,555)           (692)
    Net interfund transfers                               427,381           286,718           (27,339)        (82,072)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets
    from principal transactions                         1,826,690         2,376,707            42,842         (95,481)
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                      (375,254)        1,218,703          (131,641)       (132,112)

Assets beginning of year                                7,183,787         5,965,084           673,805         805,917
                                                      ---------------------------------------------------------------
Assets end of period                                  $ 6,808,533       $ 7,183,787         $ 542,164       $ 673,805
                                                      ===============================================================



See accompanying notes.

                                               SUB-ACCOUNT
                                               -----------
         LIFESTYLE BALANCED 640       LIFESTYLE CONSERVATIVE 280         LIFESTYLE GROWTH 820
         ----------------------       --------------------------         --------------------
PERIOD ENDED       YEAR ENDED      PERIOD ENDED      YEAR ENDED     PERIOD ENDED      YEAR ENDED
 SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00      SEPT. 30/01      DEC. 31/00
 -----------       ----------      -----------       ----------      -----------      ----------
$  331,915       $   89,487       $   14,490       $  29,153       $  138,327       $  149,038


    19,253           14,134            1,883           2,482            7,652           11,827
----------------------------------------------------------------------------------------------
   312,662           75,353           12,607          26,671          130,675          137,211
   (99,286)          51,498            2,210         (10,067)         (60,724)          46,233

  (688,002)        (151,961)          (2,240)          5,241         (386,227)        (248,793)
----------------------------------------------------------------------------------------------
  (474,626)         (25,110)          12,577          21,845         (316,276)         (65,349)


   290,106        2,347,394           47,116          31,809          557,895          600,657
  (253,812)        (156,204)         (15,980)       (102,927)        (155,060)        (179,618)
       292          (51,653)            (719)        (56,838)         (18,841)         (27,215)
 2,234,438          167,632        3,193,209         (92,469)        (115,822)        (756,569)
----------------------------------------------------------------------------------------------

 2,271,024        2,307,169        3,223,626        (220,425)         268,172         (362,745)
----------------------------------------------------------------------------------------------
 1,796,398        2,282,059        3,236,203        (198,580)         (48,104)        (428,094)

 3,847,425        1,565,366          293,688         492,268        1,510,205        1,938,299
----------------------------------------------------------------------------------------------
$5,643,823       $3,847,425       $3,529,891       $ 293,688       $1,462,101       $1,510,205
==============================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                         SUB-ACCOUNT
                                                      ------------------------------------------------
                                                                                             MID CAP
                                                          LIFESTYLE MODERATE 460             GROWTH
                                                      ------------------------------------------------
                                                      PERIOD ENDED       YEAR ENDED       PERIOD ENDED
                                                      SEPT. 30/01        DEC. 31/00       SEPT. 30/01*
                                                      ------------------------------------------------
Income:
      Dividends                                       $    45,109         $   5,907         $     --
Expenses:
      Mortality and expense risks, and
         administrative charges                             3,132               917               80
                                                      -----------         ---------         --------
Net investment income (loss) during the period             41,977             4,990              (80)
Net realized gain (loss) during the period                (17,094)            1,296             (101)
Unrealized appreciation (depreciation) during
     the period                                           (66,717)           (4,375)         (21,052)
                                                      -----------         ---------         --------
Net increase (decrease) in assets
    from operations                                       (41,834)            1,911          (21,233)
                                                      -----------         ---------         --------

Changes from principal transactions:
    Transfer of net premiums                              243,850           391,104              566
    Transfer on terminations                              (18,003)          (34,414)            (871)
    Transfer on policy loans                               (1,577)            1,146               --
    Net interfund transfers                               594,988          (425,840)          77,643
                                                      -----------         ---------         --------
Net increase (decrease) in assets
    from principal transactions                           819,258           (68,004)          77,338
                                                      -----------         ---------         --------
Total increase (decrease) in assets                       777,424           (66,093)          56,105

Assets beginning of year                                  295,033           361,126               --
                                                      -----------         ---------         --------
Assets end of period                                  $ 1,072,457         $ 295,033         $ 56,105
                                                      ===========         =========         ========

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                  SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
                                        MID CAP                                                             MID CAP
          MID CAP INDEX              OPPORTUNITIES                       MID CAP STOCK                       VALUE
----------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        PERIOD ENDED     PERIOD ENDED             PERIOD ENDED            YEAR ENDED          PERIOD ENDED
 SEPT. 30/01        DEC. 31/00**     SEPT. 30/01*              SEPT. 30/01            DEC. 31/00          SEPT. 30/01*
----------------------------------------------------------------------------------------------------------------------

$      10             $   4,817             $    --             $      --             $      --             $      --


      991                   252                   2                 2,498                 2,347                   150
---------             ---------             -------             ---------             ---------             ---------
     (981)                4,565                  (2)               (2,498)               (2,347)                 (150)
  (16,636)                  167                  (1)              (32,150)              (13,526)                 (122)

  (56,086)               (5,883)               (662)             (104,770)               (2,643)              (10,003)
---------             ---------             -------             ---------             ---------             ---------

  (73,703)               (1,151)               (665)             (139,418)              (18,516)              (10,275)
---------             ---------             -------             ---------             ---------             ---------

  139,862                 3,514               5,649               258,538               106,206                 2,369
   (8,372)               (1,484)                (61)              (33,959)              (21,708)               (4,852)
       --                    --                  --                  (816)                 (223)                   --
   70,227               244,613                  --               173,100               133,861               124,517
---------             ---------             -------             ---------             ---------             ---------

  201,717               246,643               5,588               396,863               218,136               122,034
---------             ---------             -------             ---------             ---------             ---------
  128,014               245,492               4,923               257,445               199,620               111,759

  245,492                    --                  --               380,467               180,847                    --
---------             ---------             -------             ---------             ---------             ---------
$ 373,506             $ 245,492             $ 4,923             $ 637,912             $ 380,467             $ 111,759
=========             =========             =======             =========             =========             =========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                     SUB-ACCOUNT
                                                     ----------------------------------------------------------------------------
                                                                MONEY MARKET                               OVERSEAS
                                                     ----------------------------------------------------------------------------
                                                     PERIOD ENDED           YEAR ENDED          PERIOD ENDED        YEAR ENDED
                                                      SEPT. 30/01           DEC. 31/00          SEPT. 30/01         DEC. 31/00
                                                     ----------------------------------------------------------------------------
Income:
      Dividends                                       $  1,220,745         $  1,932,420         $   280,476         $   118,152
Expenses:
      Mortality and expense risks, and
         administrative charges                            188,806              212,370              14,663              12,911
                                                      ------------         ------------         -----------         -----------
Net investment income (loss) during the period           1,031,939            1,720,050             265,813             105,241
Net realized gain (loss) during the period                      --                   --            (549,957)            (59,142)
Unrealized appreciation (depreciation) during
     the period                                                 --                   --            (762,241)           (565,259)
                                                      ------------         ------------         -----------         -----------
Net increase (decrease) in assets
    from operations                                      1,031,939            1,720,050          (1,046,385)           (519,160)
                                                      ------------         ------------         -----------         -----------

Changes from principal transactions:
    Transfer of net premiums                             8,283,912           19,729,086           1,648,099           2,381,221
    Transfer on terminations                            (3,361,867)          (6,012,717)           (132,228)           (239,365)
    Transfer on policy loans                                60,341              204,008              (2,421)             (2,019)
    Net interfund transfers                             (8,227,569)          (3,132,123)           (211,341)            753,735
                                                      ------------         ------------         -----------         -----------
Net increase (decrease) in assets
    from principal transactions                         (3,245,183)          10,788,254           1,302,109           2,893,572
                                                      ------------         ------------         -----------         -----------
Total increase (decrease) in assets                     (2,213,244)          12,508,304             255,724           2,374,412

Assets beginning of year                                40,320,273           27,811,969           2,932,587             558,175
                                                      ------------         ------------         -----------         -----------
Assets end of period                                  $ 38,107,029         $ 40,320,273         $ 3,188,311         $ 2,932,587
                                                      ============         ============         ===========         ===========

See accompanying notes.

                                                   SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
         PACIFIC RIM                           QUANTITATIVE EQUITY                      REAL ESTATE SECURITIES
---------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED          PERIOD ENDED          YEAR ENDED          PERIOD ENDED          YEAR ENDED
SEPT. 30/01         DEC. 31/00          SEPT. 30/01           DEC. 31/00          SEPT. 30/01           DEC. 31/00
---------------------------------------------------------------------------------------------------------------------
$    17,876         $    20,741         $  5,763,630         $  5,932,623         $    565,952         $    548,910


     21,955              35,497              191,695              309,403               83,908               96,131
-----------         -----------         ------------         ------------         ------------         ------------
     (4,079)            (14,756)           5,571,935            5,623,220              482,044              452,779
   (175,742)            (85,747)             162,435            2,793,944               75,776             (373,361)

 (1,241,962)         (1,449,544)         (19,709,029)          (5,866,904)            (659,894)           3,308,154
-----------         -----------         ------------         ------------         ------------         ------------

 (1,421,783)         (1,550,047)         (13,974,659)           2,550,260             (102,074)           3,387,572
-----------         -----------         ------------         ------------         ------------         ------------


    734,875           1,893,650            3,042,479            3,739,616            1,914,346            1,902,266
   (321,157)           (669,458)          (3,682,900)          (4,929,423)          (1,543,522)          (1,529,570)
      6,134             (17,017)            (190,597)            (344,939)             (95,582)            (152,860)
    (81,218)             19,115             (943,867)            (605,234)           1,263,103             (473,949)
-----------         -----------         ------------         ------------         ------------         ------------

    338,634           1,226,290           (1,774,885)          (2,139,980)           1,538,345             (254,113)
-----------         -----------         ------------         ------------         ------------         ------------
 (1,083,149)           (323,757)         (15,749,544)             410,280            1,436,271            3,133,459

  5,139,164           5,462,921           46,178,737           45,768,457           17,166,358           14,032,899
-----------         -----------         ------------         ------------         ------------         ------------
$ 4,056,015         $ 5,139,164         $ 30,429,193         $ 46,178,737         $ 18,602,629         $ 17,166,358
===========         ===========         ============         ============         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                    SUB-ACCOUNT
                                                      ----------------------------------------------------------------------
                                                           SCIENCE & TECHNOLOGY                     SMALL CAP INDEX
                                                      ----------------------------------------------------------------------
                                                      PERIOD ENDED         YEAR ENDED         PERIOD ENDED      PERIOD ENDED
                                                       SEPT. 30/01         DEC. 31/00          SEPT. 30/01      DEC. 31/00**
                                                      ----------------------------------------------------------------------
Income:
      Dividends                                       $  2,074,187         $  1,118,209         $      --         $  1,534
Expenses:
      Mortality and expense risks, and
         administrative charges                            166,429              308,316               722               58
                                                      ------------         ------------         ---------         --------
Net investment income (loss) during the period           1,907,758              809,893              (722)           1,476
Net realized gain (loss) during the period             (18,330,986)           6,027,471           (21,435)              75
Unrealized appreciation (depreciation) during
     the period                                        (11,823,877)         (27,894,294)          (21,001)          (2,773)
                                                      ------------         ------------         ---------         --------
Net increase (decrease) in assets
    from operations                                    (28,247,105)         (21,056,930)          (43,158)          (1,222)
                                                      ------------         ------------         ---------         --------

Changes from principal transactions:
    Transfer of net premiums                            13,889,354           23,717,592            79,040            4,377
    Transfer on terminations                            (1,643,996)          (3,000,348)           (2,732)            (373)
    Transfer on policy loans                               (17,268)            (129,110)           (1,237)              --
    Net interfund transfers                             (3,348,090)           7,234,394            46,217           40,916
                                                      ------------         ------------         ---------         --------
Net increase (decrease) in assets
    from principal transactions                          8,880,000           27,822,528           121,288           44,920
                                                      ------------         ------------         ---------         --------
Total increase (decrease) in assets                    (19,367,105)           6,765,598            78,130           43,698

Assets beginning of year                                42,158,414           35,392,816            43,698               --
                                                      ------------         ------------         ---------         --------
Assets end of period                                  $ 22,791,309         $ 42,158,414         $ 121,828         $ 43,698
                                                      ============         ============         =========         ========


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                   SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
      SMALL COMPANY BLEND                     SMALL COMPANY VALUE                       STRATEGIC BOND
----------------------------------------------------------------------------------------------------------------
PERIOD ENDED         YEAR ENDED         PERIOD ENDED        YEAR ENDED          PERIOD ENDED        YEAR ENDED
SEPT. 30/01          DEC. 31/00         SEPT. 30/01         DEC. 31/00          SEPT. 30/01         DEC. 31/00
----------------------------------------------------------------------------------------------------------------

$     9,171         $   133,872         $     6,135         $     2,007         $    80,052         $    85,997


      9,527               5,510              13,852              11,945               7,087               6,711
-----------         -----------         -----------         -----------         -----------         -----------
       (356)            128,362              (7,717)             (9,938)             72,965              79,286
   (308,531)             24,165              92,841              64,625             (22,681)            (41,693)

   (277,369)           (568,390)           (456,030)             82,411               9,931              28,826
-----------         -----------         -----------         -----------         -----------         -----------

   (586,256)           (415,863)           (370,906)            137,098              60,215              66,419
-----------         -----------         -----------         -----------         -----------         -----------


    841,229             661,522             939,327           1,025,807             207,415             134,439
    (68,421)            (31,361)            (99,555)            (79,835)            (66,625)            (42,241)
        187             (10,610)            (10,874)            (11,079)            (54,821)             (3,131)
    988,021             894,978             988,303             262,214             940,913            (404,574)
-----------         -----------         -----------         -----------         -----------         -----------

  1,761,016           1,514,529           1,817,201           1,197,107           1,026,882            (315,507)
-----------         -----------         -----------         -----------         -----------         -----------
  1,174,760           1,098,666           1,446,295           1,334,205           1,087,097            (249,088)

  1,334,707             236,041           2,461,108           1,126,903           1,029,633           1,278,721
-----------         -----------         -----------         -----------         -----------         -----------
$ 2,509,467         $ 1,334,707         $ 3,907,403         $ 2,461,108         $ 2,116,730         $ 1,029,633
===========         ===========         ===========         ===========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                  SUB-ACCOUNT
                                                     -----------------------------------------------------------------------
                                                       STRATEGIC                                                 TACTICAL
                                                        GROWTH               STRATEGIC OPPORTUNITIES             ALLOCATION
                                                     -----------------------------------------------------------------------
                                                     PERIOD ENDED       PERIOD ENDED          YEAR ENDED        PERIOD ENDED
                                                     SEPT. 30/01*       SEPT. 30/01           DEC. 31/00        SEPT. 30/01*
                                                     -----------------------------------------------------------------------
Income:
      Dividends                                       $      --         $  2,218,057         $  1,408,900         $     18
Expenses:
      Mortality and expense risks, and
         administrative charges                             143               76,423               81,796              161
                                                      ---------         ------------         ------------         --------
Net investment income (loss) during the period             (143)           2,141,634            1,327,104             (143)
Net realized gain (loss) during the period                 (119)          (4,072,695)            (242,930)         (11,004)
Unrealized appreciation (depreciation) during
     the period                                         (30,782)          (3,285,881)          (2,200,855)            (545)
                                                      ---------         ------------         ------------         --------
Net increase (decrease) in assets
    from operations                                     (31,044)          (5,216,942)          (1,116,681)         (11,692)
                                                      ---------         ------------         ------------         --------

Changes from principal transactions:
    Transfer of net premiums                              7,132            4,789,502            3,657,647            6,017
    Transfer on terminations                             (1,409)            (835,777)          (2,369,868)          (1,835)
    Transfer on policy loans                                 --               10,473              (79,984)              --
    Net interfund transfers                             159,243           (4,018,010)           5,347,608           12,067
                                                      ---------         ------------         ------------         --------
Net increase (decrease) in assets
    from principal transactions                         164,966              (53,812)           6,555,403           16,249
                                                      ---------         ------------         ------------         --------
Total increase (decrease) in assets                     133,922           (5,270,754)           5,438,722            4,557

Assets beginning of year                                     --           14,580,851            9,142,129               --
                                                      ---------         ------------         ------------         --------
Assets end of period                                  $ 133,922         $  9,310,097         $ 14,580,851         $  4,557
                                                      =========         ============         ============         ========

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                       SUB-ACCOUNT
------------------------------------------------------------------------------------------
     TELE-
COMMUNICATIONS              TOTAL RETURN                     TOTAL STOCK MARKET INDEX
------------------------------------------------------------------------------------------
 PERIOD ENDED    PERIOD ENDED         YEAR ENDED          PERIOD ENDED        PERIOD ENDED
 SEPT. 30/01*    SEPT. 30/01          DEC. 31/00          SEPT. 30/01         DEC. 31/00**
------------------------------------------------------------------------------------------

$     --         $    234,318         $    27,495         $        --         $    12,374


      30               33,495              15,109               8,586               2,888
--------         ------------         -----------         -----------         -----------
     (30)             200,823              12,386              (8,586)              9,486
     (21)             184,783              22,935             (58,115)             (1,756)

  (8,124)             325,269             277,035            (424,548)           (140,552)
--------         ------------         -----------         -----------         -----------

  (8,175)             710,875             312,356            (491,249)           (132,822)
--------         ------------         -----------         -----------         -----------


      --            2,076,116           1,516,546             216,391               2,071
     (89)            (179,013)            (75,925)            (70,284)            (24,855)
      --              (51,927)                 --                  --                  --
  29,437            8,088,526           2,577,623           1,603,594           1,478,869
--------         ------------         -----------         -----------         -----------

  29,348            9,933,702           4,018,244           1,749,701           1,456,085
--------         ------------         -----------         -----------         -----------
  21,173           10,644,577           4,330,600           1,258,452           1,323,263

      --            4,630,708             300,108           1,323,263                  --
--------         ------------         -----------         -----------         -----------
$ 21,173         $ 15,275,285         $ 4,630,708         $ 2,581,715         $ 1,323,263
========         ============         ===========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                   SUB-ACCOUNT
                                                      ------------------------------------------------------------------------
                                                        U.S. GOVERNMENT SECURITIES                U.S. LARGE CAP VALUE
                                                      ------------------------------------------------------------------------
                                                      PERIOD ENDED        YEAR ENDED          PERIOD ENDED        YEAR ENDED
                                                      SEPT. 30/01         DEC. 31/00          SEPT. 30/01         DEC. 31/00
                                                      ------------------------------------------------------------------------
Income:
      Dividends                                       $   290,455         $   162,231         $    21,133         $     7,307
Expenses:
      Mortality and expense risks, and
         administrative charges                            24,393              14,820              11,973               9,544
                                                      -----------         -----------         -----------         -----------
Net investment income (loss) during the period            266,062             147,411               9,160              (2,237)
Net realized gain (loss) during the period                 36,821             (46,024)            (30,603)             67,805
Unrealized appreciation (depreciation) during
     the period                                            77,274             123,103            (626,316)            (30,733)
                                                      -----------         -----------         -----------         -----------
Net increase (decrease) in assets
    from operations                                       380,157             224,490            (647,759)             34,835
                                                      -----------         -----------         -----------         -----------

Changes from principal transactions:
    Transfer of net premiums                            1,212,440             491,787           1,792,317             659,231
    Transfer on terminations                             (312,552)           (463,269)           (157,909)            (95,636)
    Transfer on policy loans                              (53,803)            (31,242)             (5,191)             14,332
    Net interfund transfers                             3,697,832            (179,509)            (37,033)             19,431
                                                      -----------         -----------         -----------         -----------
Net increase (decrease) in assets
    from principal transactions                         4,543,917            (182,233)          1,592,184             597,358
                                                      -----------         -----------         -----------         -----------
Total increase (decrease) in assets                     4,924,074              42,257             944,425             632,193

Assets beginning of year                                2,573,829           2,531,572           2,058,204           1,426,011
                                                      -----------         -----------         -----------         -----------
Assets end of period                                  $ 7,497,903         $ 2,573,829         $ 3,002,629         $ 2,058,204
                                                      ===========         ===========         ===========         ===========

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                      SUB-ACCOUNT
-------------------------------------------------------------------------------------
  UTILITIES                    VALUE                              500 INDEX                                 TOTAL
---------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED     PERIOD ENDED         YEAR ENDED        PERIOD ENDED     PERIOD ENDED         PERIOD ENDED          YEAR ENDED
SEPT. 30/01*     SEPT. 30/01          DEC. 31/00        SEPT. 30/01      DEC. 31/00**         SEPT. 30/01           DEC. 31/00
---------------------------------------------------------------------------------------------------------------------------------
$     --         $   225,855         $        --         $       7         $     512         $  27,348,925         $  33,640,178


      65              34,292              24,109             1,355               397             2,364,170             3,367,318
--------         -----------         -----------         ---------         ---------         -------------         -------------
     (65)            191,563             (24,109)           (1,348)              115            24,984,755            30,272,860
     (30)            391,169            (100,839)           (8,623)           (2,289)          (43,065,308)           23,929,759

  (8,871)         (1,343,295)          1,097,226          (103,051)          (16,787)         (118,662,574)          (98,403,823)
--------         -----------         -----------         ---------         ---------         -------------         -------------

  (8,966)           (760,563)            972,278          (113,022)          (18,961)         (136,743,127)          (44,201,204)
--------         -----------         -----------         ---------         ---------         -------------         -------------


     225           2,171,794           1,034,204           228,256           266,299           107,668,006           156,665,425
    (197)           (340,787)           (224,326)          (26,826)           (6,826)          (34,467,318)          (54,308,095)
      --                (696)              3,564             1,573           (21,009)             (514,277)           (2,312,875)
  58,874           3,299,462            (394,919)          288,901            28,758              (127,122)             (132,679)
--------         -----------         -----------         ---------         ---------         -------------         -------------

  58,902           5,129,773             418,523           491,904           267,222            72,559,289            99,911,776
--------         -----------         -----------         ---------         ---------         -------------         -------------
  49,936           4,369,210           1,390,801           378,882           248,261           (64,183,838)           55,710,572

      --           4,713,260           3,322,459           248,261                --           526,465,993           470,755,421
--------         -----------         -----------         ---------         ---------         -------------         -------------
$ 49,936         $ 9,082,470         $ 4,713,260         $ 627,143         $ 248,261         $ 462,282,155         $ 526,465,993
========         ===========         ===========         =========         =========         =============         =============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Four (the Account) is a separate account established by the Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in sixty sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been replaced with new sub-accounts as follows:

   PREVIOUS FUND                      NEW FUND                   EFFECTIVE DATE
   -------------                      --------                   --------------
Mid Cap Blend Trust         Strategic Opportunities Trust          May 1, 2001
Mid Cap Growth Trust            All Cap Growth Trust               May 2, 2000

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                              COMMENCEMENT OF OPERATIONS OF
                                                      THE SUB-ACCOUNTS
                                              -----------------------------
All Cap Value Trust                                    May 1, 2001
Capital Appreciation Trust                             May 1, 2001
Capital Opportunities Trust                            May 1, 2001
Dynamic Growth Trust                                   May 2, 2000
Financial Services Trust                               May 1, 2001
Fundamental Value Trust                                May 1, 2001
Health Sciences Trust                                  May 1, 2001
International Index Trust                              May 2, 2000
Internet Technologies Trust                            May 2, 2000
Mid Cap Growth Trust                                   May 1, 2001
Mid Cap Index Trust                                    May 2, 2000
Mid Cap Opportunities Trust                            May 1, 2001
Mid Cap Value Trust                                    May 1, 2001
Quantitative Mid Cap Trust                             May 1, 2001
Small Cap Index Trust                                  May 2, 2000
Strategic Growth Trust                                 May 1, 2001
Tactical Allocation Trust                              May 2, 2000
Telecommunications Trust                               May 1, 2001
Total Stock Market Index Trust                         May 2, 2000
Utilities Trust                                        May 1, 2001
500 Index Trust                                        May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

Manufacturers Life of America deducts from the assets of the Account a daily charge equivalent to annual rates between 0.40% and 0.65% of the average net value of the Account's assets for mortality and expense risks.

4. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001:

                                                           PURCHASES              SALES
                                                         ------------        ------------
Aggressive Growth Trust                                  $  2,783,253        $  1,794,972
All Cap Growth Trust                                        7,790,560           2,800,562
All Cap Value Trust                                            12,172               1,148
Balanced Trust                                              5,110,698           8,957,513
Blue Chip Growth Trust                                     25,488,038          19,007,184
Capital Appreciation Trust                                     34,472                  71
Capital Opportunities Trust                                     9,458                  56
Diversified Bond Trust                                      5,672,058           3,222,813
Dynamic Growth Trust                                        2,112,932           1,615,183
Emerging Small Company Trust                               21,340,717          17,917,896
Equity Income Trust                                        10,771,571           3,608,283
Equity Index Trust                                         23,911,403          19,867,665
Financial Services Trust                                       89,259                 770
Fundamental Value Trust                                       248,717               1,400
Global Bond Trust                                             361,072             312,695
Global Equity Trust                                         2,093,135           1,004,456
Growth Trust                                                5,997,371           5,636,020
Growth and Income Trust                                    14,820,880          10,502,723
Health Services Trust                                          89,450                 829
High Yield Trust                                            5,041,010           3,614,626
Income and Value Trust                                      5,007,560           1,854,677
International Index Trust                                     632,561             535,276
International Small Cap Trust                               1,785,078           1,890,147
International Stock Trust                                  11,949,451          12,709,691
International Value Trust                                   1,022,743             490,949
Internet Technologies Trust                                    79,595              84,338
Investment Quality Bond Trust                              10,375,163           7,250,406
Large Cap Growth Trust                                      5,671,364           3,584,565
Lifestyle Aggressive 1000 Trust                               433,378             344,742
Lifestyle Balanced 640 Trust                                4,235,952           1,652,266
Lifestyle Conservative 280 Trust                            3,407,250             171,018
Lifestyle Growth 820 Trust                                    782,559             383,710
Lifestyle Moderate 460 Trust                                1,255,048             393,813

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                           PURCHASES              SALES
                                                         ------------        ------------
Mid Cap Growth Trust                                           77,827                 570
Mid Cap Index Trust                                           501,887             301,150
Mid Cap Opportunities Trust                                     5,598                  13
Mid Cap Stock Trust                                           640,813             246,448
Mid Cap Value Trust                                           123,974               2,090
Money Market Trust                                         27,914,145          30,127,388
Overseas Trust                                              2,828,728           1,260,807
Pacific Rim Emerging Markets Trust                          1,836,452           1,501,896
Quantitative Equity Trust                                   9,469,927           5,672,877
Real Estate Securities Trust                                6,466,802           4,446,413
Science and Technology Trust                               37,063,591          26,275,833
Small Cap Index Trust                                         690,835             570,268
Small Company Blend Trust                                   2,338,295             577,636
Small Company Value Trust                                   3,563,374           1,753,889
Strategic Bond Trust                                        2,375,763           1,275,916
Strategic Growth Trust                                        165,606                 783
Strategic Opportunities Trust                               9,108,514           7,020,691
Tactical Allocation Trust                                     112,886              96,780
Telecommunications Trust                                       29,437                 120
Total Return Trust                                         13,956,190           3,821,666
Total Stock Market Index Trust                              2,014,904             273,789
U.S. Government Securities Trust                            6,649,287           1,839,308
U.S. Large Cap Value Trust                                  4,130,758           2,529,414
Utilities Trust                                                59,099                 262
Value Trust                                                 8,703,247           3,381,911
500 Index Trust                                               533,535              42,980
                                                         ------------        ------------
Total                                                    $321,777,402        $224,233,361
                                                         ============        ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and at December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable universal life contracts are as follows:

                                                                       2000                                2001
                                                                    ----------------------------------------------------------------
                                                                    UNIT VALUE        UNIT VALUE           UNITS           DOLLARS
                                                                    ----------------------------------------------------------------
Aggressive Growth Trust:
     Individual and Corporate Variable Life Type L Contracts        $    20.28        $    13.09          226,726        $ 2,969,016
     Corporate Variable Life Type K Contracts                            14.69              9.50          139,475          1,324,501
                                                                                                                         -----------
                                                                                                                           4,293,517

All Cap Growth Trust:
     Individual and Corporate Variable Life Type L Contracts             24.68             15.84          539,575          8,548,556
     Corporate Variable Life Type K Contracts                            12.81              8.23          109,514            900,921
                                                                                                                         -----------
                                                                                                                           9,449,477

All Cap Value Trust:
     Individual and Corporate Variable Life Type L Contracts
                                                                            --             10.65              942             10,038

Balanced Trust:
     Individual and Corporate Variable Life Type L Contracts             29.62             24.74        1,169,028         28,917,275
     Corporate Variable Life Type K Contracts                            11.03              9.22            3,383             31,186
     Corporate Variable Life Type I Contracts                               --             24.78           38,593            956,437
                                                                                                                         -----------
                                                                                                                          29,904,898
Blue Chip Growth Trust:
     Individual and Corporate Variable Life Type L Contracts             23.33             17.46        1,191,851         20,811,038
     Corporate Variable Life Type K Contracts                            12.48              9.34          357,111          3,337,098
     Corporate Variable Life Type I Contracts                               --             17.49          455,027          7,960,340
                                                                                                                         -----------
                                                                                                                          32,108,476

Capital Appreciation Trust:
     Individual and Corporate Variable Life Type L Contracts                --              9.51            3,318             31,557

Capital Opportunities Trust:
     Individual and Corporate Variable Life Type L Contracts                --              9.11              835              7,599

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                      2000                                2001
                                                                   ----------------------------------------------------------------
                                                                   UNIT VALUE           UNIT VALUE        UNITS            DOLLARS
                                                                   ----------------------------------------------------------------
Diversified Bond Trust:
     Individual and Corporate Variable Life Type L Contracts          13.97                14.86          353,205         5,248,827
     Corporate Variable Life Type K Contracts                         13.61                14.48           71,666         1,037,938
                                                                                                                         ----------
                                                                                                                          6,286,765
Dynamic Growth Trust:
     Individual and Corporate Variable Life Type L Contracts           7.95                 4.14          101,020           418,166
     Corporate Variable Life Type K Contracts                          7.95                 4.15           18,131            75,157
                                                                                                                         ----------
                                                                                                                            493,323
Emerging Small Company Trust:
     Individual and Corporate Variable Life Type L Contracts         102.67                63.50          669,388        42,509,755
     Corporate Variable Life Type K Contracts                         15.12                 9.36          283,758         2,655,315
     Corporate Variable Life Type I Contracts                            --                63.62           89,245         5,677,903
                                                                                                                         ----------
                                                                                                                         50,842,973

Equity Income Trust:
     Individual and Corporate Variable Life Type L Contracts          18.21                17.05          580,810         9,903,002
     Corporate Variable Life Type K Contracts                         13.40                12.55           28,765           361,091
     Corporate Variable Life Type I Contracts                            --                17.08          165,891         2,833,976
                                                                                                                         ----------
                                                                                                                         13,098,069

Equity Index Trust:
     Individual and Corporate Variable Life Type L Contracts          20.90                16.51        1,522,356        25,136,817
     Corporate Variable Life Type K Contracts                         11.67                 9.23          232,102         2,142,000
     Corporate Variable Life Type I Contracts                            --                16.54          420,193         6,950,795
                                                                                                                         ----------
                                                                                                                         34,229,612

Financial Services Trust:
     Individual and Corporate Variable Life Type L Contracts             --                10.56            7,388            78,036

Fundamental Value Trust:
     Individual and Corporate Variable Life Type L Contracts             --                10.55           20,889           220,415

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                      2000                                 2001
                                                                   ----------------------------------------------------------------
                                                                   UNIT VALUE           UNIT VALUE         UNITS           DOLLARS
                                                                   ----------------------------------------------------------------
Global Bond Trust:
     Individual and Corporate Variable Life Type L Contracts          13.18                13.54           29,404           398,087
     Corporate Variable Life Type K Contracts                         12.45                12.80            5,477            70,108
                                                                                                                         ----------
                                                                                                                            468,195

Global Equity Trust:
     Individual and Corporate Variable Life Type L Contracts          18.59                14.21          215,459         3,061,962
     Corporate Variable Life Type K Contracts                         14.13                10.81           13,772           148,822
                                                                                                                         ----------
                                                                                                                          3,210,784

Growth Trust:
     Individual and Corporate Variable Life Type L Contracts          18.08                12.37          783,876         9,697,772
     Corporate Variable Life Type K Contracts                          9.91                 6.79          165,900         1,126,096
                                                                                                                         ----------
                                                                                                                         10,823,868

Growth and Income Trust:
     Individual and Corporate Variable Life Type L Contracts          21.11                16.96        1,018,955        17,279,387
     Corporate Variable Life Type K Contracts                         11.84                 9.51          309,055         2,939,990
     Corporate Variable Life Type I Contracts                            --                16.99          249,312         4,235,492
                                                                                                                         ----------
                                                                                                                         24,454,869

Health Services Trust:
     Individual and Corporate Variable Life Type L Contracts             --                11.98            6,983            83,647

High Yield Trust:
     Individual and Corporate Variable Life Type L Contracts          13.67                12.43          258,264         3,209,892
     Corporate Variable Life Type K Contracts                         11.51                10.47           55,514           581,348
     Corporate Variable Life Type I Contracts                            --                12.45           76,502           952,479
                                                                                                                         ----------
                                                                                                                          4,743,719

Income and Value Trust:
     Individual and Corporate Variable Life Type L Contracts          15.77                14.14          473,553         6,697,194
     Corporate Variable Life Type K Contracts                         13.21                11.86          137,023         1,624,652
                                                                                                                         ----------
                                                                                                                          8,321,846

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                    2000                                 2001
                                                                 -----------------------------------------------------------------
                                                                 UNIT VALUE           UNIT VALUE         UNITS          DOLLARS
                                                                 -----------------------------------------------------------------
International Index Trust:
     Individual and Corporate Variable Life Type L Contracts        11.22                 8.17           15,927           130,162

International Small Cap Trust:
     Individual and Corporate Variable Life Type L Contracts        18.06                10.96          194,656         2,132,824
     Corporate Variable Life Type K Contracts                       11.28                 6.85           62,371           427,239
                                                                                                                       ----------
                                                                                                                        2,560,063

International Stock Trust:
     Individual and Corporate Variable Life Type L Contracts        14.50                10.39          664,188         6,901,445
     Corporate Variable Life Type K Contracts                       11.81                 8.47           26,967           228,393
     Corporate Variable Life Type I Contracts                          --                10.41          392,306         4,084,104
                                                                                                                       ----------
                                                                                                                       11,213,942

International Value Trust:
     Individual and Corporate Variable Life Type L Contracts        12.01                 9.53          190,922         1,818,643
     Corporate Variable Life Type K Contracts                       12.42                 9.86            6,150            60,645
                                                                                                                       ----------
                                                                                                                        1,879,288

Internet Technologies Trust:
     Individual and Corporate Variable Life Type L Contracts         7.00                 2.74           21,754            59,708
     Corporate Variable Life Type K Contracts                        7.00                   --               --                --
                                                                                                                       ----------
                                                                                                                           59,708

Investment Quality Bond Trust:
     Individual and Corporate Variable Life Type L Contracts        15.50                16.57        1,155,979        19,153,757
     Corporate Variable Life Type K Contracts                       13.48                14.42           32,160           463,634
                                                                                                                       ----------
                                                                                                                       19,617,391

Large Cap Growth Trust:
     Individual and Corporate Variable Life Type L Contracts        16.13                11.87          521,815         6,195,623
     Corporate Variable Life Type K Contracts                       11.49                 8.47           72,396           612,910
                                                                                                                       ----------
                                                                                                                        6,808,533

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                       2000                              2001
                                                                    ------------------------------------------------------------
                                                                    UNIT VALUE          UNIT VALUE       UNITS          DOLLARS
                                                                    ------------------------------------------------------------
Lifestyle Aggressive 1000 Trust:
     Individual and Corporate Variable Life Type L Contracts           15.95               12.08         44,862          542,164

Lifestyle Balanced 640 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.78               14.84        365,146        5,417,718
     Corporate Variable Life Type K Contracts                          13.24               11.71         19,302          226,105
                                                                                                                       ---------
                                                                                                                       5,643,823

Lifestyle Conservative 280 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.55               16.66        211,146        3,517,564
     Corporate Variable Life Type K Contracts                             --               13.55            910           12,327
                                                                                                                       ---------
                                                                                                                       3,529,891

Lifestyle Growth 820 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.69               13.63        101,719        1,386,480
     Corporate Variable Life Type K Contracts                          12.85               10.50          7,201           75,621
                                                                                                                       ---------
                                                                                                                       1,462,101

Lifestyle Moderate 460 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.70               15.75         62,697          987,514
     Corporate Variable Life Type K Contracts                          13.20               12.45          6,820           84,943
                                                                                                                       ---------
                                                                                                                       1,072,457

Mid Cap Growth Trust:
     Individual and Corporate Variable Life Type L Contracts              --                8.12          6,911           56,105

Mid Cap Index Trust:
     Individual and Corporate Variable Life Type L Contracts           13.34               11.08         27,357          303,104
     Corporate Variable Life Type K Contracts                             --               11.09          6,345           70,402
                                                                                                                       ---------
                                                                                                                         373,506

Mid Cap Opportunities Trust:
     Individual and Corporate Variable Life Type L Contracts              --                8.44            583            4,923

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                     2000                                2001
                                                                  ----------------------------------------------------------------
                                                                  UNIT VALUE           UNIT VALUE        UNITS            DOLLARS
                                                                  ----------------------------------------------------------------
Mid Cap Stock Trust:
     Individual and Corporate Variable Life Type L Contracts         11.97                 8.78           72,290           634,844
     Corporate Variable Life Type K Contracts                           --                 9.28              331             3,068
                                                                                                                        ----------
                                                                                                                           637,912

Mid Cap Value Trust:
     Individual and Corporate Variable Life Type L Contracts            --                11.53            9,693           111,759

Money Market Trust:
     Individual and Corporate Variable Life Type L Contracts         18.33                18.80        1,687,029        31,722,189
     Corporate Variable Life Type K Contracts                        13.23                13.58          166,311         2,259,408
     Corporate Variable Life Type I Contracts                           --                18.84          218,973         4,125,432
                                                                                                                        ----------
                                                                                                                        38,107,029

Overseas Trust:
     Individual and Corporate Variable Life Type L Contracts         15.05                10.95          147,659         1,616,450
     Corporate Variable Life Type K Contracts                        11.62                 8.46          185,765         1,571,861
                                                                                                                        ----------
                                                                                                                         3,188,311

Pacific Rim Emerging Markets Trust:
     Individual and Corporate Variable Life Type L Contracts          8.58                 6.14          626,979         3,847,406
     Corporate Variable Life Type K Contracts                        10.47                 7.50           27,826           208,609
                                                                                                                        ----------
                                                                                                                         4,056,015

Quantitative Equity Trust:
     Individual and Corporate Variable Life Type L Contracts         66.50                45.77          653,926        29,931,661
     Corporate Variable Life Type K Contracts                        13.81                 9.52           52,285           497,532
                                                                                                                        ----------
                                                                                                                        30,429,193

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  UNIT VALUES (CONTINUED)

                                                                      2000                               2001
                                                                   -----------------------------------------------------------------
                                                                   UNIT VALUE            UNIT VALUE      UNITS            DOLLARS
                                                                   -----------------------------------------------------------------
Real Estate Securities Trust:
     Individual and Corporate Variable Life Type L Contracts          39.79                39.58          417,993        16,543,721
     Corporate Variable Life Type K Contracts                         15.59                15.52           10,599           164,518
     Corporate Variable Life Type I Contracts                            --                39.66           47,772         1,894,390
                                                                                                                         ----------
                                                                                                                         18,602,629

Science and Technology Trust:
     Individual and Corporate Variable Life Type L Contracts          25.89                11.19        1,317,449        14,749,530
     Corporate Variable Life Type K Contracts                          9.84                 4.26          978,909         4,168,261
     Corporate Variable Life Type I Contracts                            --                11.22          345,370         3,873,518
                                                                                                                         ----------
                                                                                                                         22,791,309

Small Cap Index Trust:
     Individual and Corporate Variable Life Type L Contracts          11.65                 9.75           12,498           121,828

Small Company Blend Trust:
     Individual and Corporate Variable Life Type L Contracts          12.76                 9.77          229,061         2,238,785
     Corporate Variable Life Type K Contracts                         11.21                 8.59           31,493           270,682
                                                                                                                         ----------
                                                                                                                          2,509,467

Small Company Value Trust:
     Individual and Corporate Variable Life Type L Contracts           9.59                 8.82          379,413         3,346,231
     Corporate Variable Life Type K Contracts                         14.19                13.06            7,965           104,010
     Corporate Variable Life Type I Contracts                            --                 8.83           51,743           457,162
                                                                                                                         ----------
                                                                                                                          3,907,403

Strategic Bond Trust:
     Individual and Corporate Variable Life Type L Contracts          14.79                15.49          132,026         2,044,221
     Corporate Variable Life Type K Contracts                            --                14.04            5,163            72,509
                                                                                                                         ----------
                                                                                                                          2,116,730

Strategic Growth Trust:
     Individual and Corporate Variable Life Type L Contracts             --                 9.21           14,548           133,922

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                            2000                           2001
                                                                          ----------------------------------------------------------
                                                                          UNIT VALUE      UNIT VALUE      UNITS            DOLLARS
                                                                          ----------------------------------------------------------
Strategic Opportunities Trust:
     Individual and Corporate Variable Life Type L Contracts                17.19            12.32        681,216         8,389,729
     Individual Variable Life Type K Contracts                              12.78             9.17        100,414           920,368
                                                                                                                         ----------
                                                                                                                          9,310,097

Tactical Allocation Trust:
     Individual and Corporate Variable Life Type L Contracts                   --             9.42            484             4,557

Telecommunications Trust:
     Individual and Corporate Variable Life Type L Contracts                   --             6.60          3,207            21,173

Total Return Trust:
     Individual and Corporate Variable Life Type L Contracts                13.57            14.65        461,288         6,756,713
     Corporate Variable Life Type K Contracts                               13.60            14.69        436,546         6,412,625
     Corporate Variable Life Type I Contracts                                  --            14.67        143,516         2,105,947
                                                                                                                         ----------
                                                                                                                         15,275,285

Total Stock Market Index Trust:
     Individual and Corporate Variable Life Type L Contracts                11.20             8.80        285,410         2,512,141
     Corporate Variable Life Type K Contracts                                  --             8.81          7,894            69,574
                                                                                                                         ----------
                                                                                                                          2,581,715

U.S. Government Securities Trust:
     Individual and Corporate Variable Life Type L Contracts                12.80            13.68        340,103         4,652,734
     Corporate Variable Life Type K Contracts                               13.64            14.59        194,990         2,845,169
                                                                                                                         ----------
                                                                                                                          7,497,903

U.S. Large Cap Value Trust:
     Individual and Corporate Variable Life Type L Contracts                13.06            10.80        166,624         1,800,270
     Corporate Variable Life Type K Contracts                               13.01            10.78        111,578         1,202,359
                                                                                                                         ----------
                                                                                                                          3,002,629

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  UNIT VALUES (CONTINUED)

                                                                       2000                                 2001
                                                                    ---------------------------------------------------------------
                                                                    UNIT VALUE         UNIT VALUE           UNITS         DOLLARS
                                                                    ---------------------------------------------------------------
Utilities Trust:
     Individual and Corporate Variable Life Type L Contracts              --              9.26               5,395           49,936

Value Trust:
     Individual and Corporate Variable Life Type L Contracts           16.80             15.62             530,475        8,286,837
     Corporate Variable Life Type K Contracts                          14.99             13.95              57,037          795,633
                                                                                                                       ------------
                                                                                                                          9,082,470

500 Index Trust:
     Individual Variable Life Contracts                                11.26              8.88              33,258          295,275
     Corporate Variable Life Type L Contracts                          11.26              8.90               6,466           57,534
     Corporate Variable Life Type K Contracts                          11.28              8.91              30,787          274,334
                                                                                                                       ------------
                                                                                                                            627,143
                                                                                                                       ------------
Total                                                                                                                  $462,282,155
                                                                                                                       ============

7. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

7. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA"), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

8. SUBSEQUENT EVENT

Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife USA via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife USA

                              PROSPECTUSES FOR


                                     VUL
                           VARIABLE UNIVERSAL LIFE



                             A FLEXIBLE PREMIUM
                       VARIABLE LIFE INSURANCE POLICY

                                  Issued by

             THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                                   And for

                       MANUFACTURERS INVESTMENT TRUST



                              Printed May 1998

                          [MANULIFE FINANCIAL LOGO]

              PROSPECTUS

              THE MANUFACTURERS LIFE INSURANCE
              COMPANY OF AMERICA
              SEPARATE ACCOUNT FOUR
              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes the flexible premium variable life insurance policy (the "Policy") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America" or the "Company"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"). The Policies are designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value and the amount of insurance coverage. This flexibility allows the policyowner to pay premiums and adjust insurance coverage in light of his or her current financial circumstances and insurance needs. The Policies provide for: (1) a Net Cash Surrender Value that can be obtained by surrendering the Policy; (2) policy loans; and (3) an insurance benefit payable at the life insured's death. As long as a Policy remains in force, the death benefit will not be less than the current face amount of the Policy.


Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Four (the "Separate Account") to which the policyowner allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio ( a "Portfolio") of Manufacturers Investment Trust. The accompanying prospectus for Manufacturers Investment Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which net premiums may be invested. The Portfolios available for allocation of net premiums are the following: Pacific Rim Emerging Markets Trust, Science & Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Worldwide Growth Trust, Global Equity Trust, Small Company Value Trust, Equity Trust, Growth Trust, Quantitative Equity Trust (formerly the Common Stock Fund), Equity Index Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Balanced Trust, Aggressive Asset Allocation Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, High Yield Trust, Strategic Bond Trust, Global Government Bond Trust, Capital Growth Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and Lifestyle Conservative 280 Trust (collectively the "Manufacturers Trusts"). Other sub-accounts and Portfolios may be added in the future.


Prospective purchasers should note that it may not be advisable to purchase a Policy as a replacement for existing insurance.

BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. A POLICYOWNER CONTEMPLATING SURRENDER OF A POLICY SHOULD PAY SPECIAL ATTENTION TO THE REFUND RIGHTS DESCRIBED IN THIS PROSPECTUS, WHICH ARE AVAILABLE ONLY DURING THE FIRST TWO YEARS FOLLOWING ISSUANCE OF THE POLICY OR FOLLOWING AN INCREASE IN FACE AMOUNT. ALSO, POLICYOWNERS SHOULD NOTE THAT THEIR POLICY COULD BE A MODIFIED ENDOWMENT CONTRACT UNDER FEDERAL TAX LAW AND ANY POLICY LOAN OR SURRENDER MAY RESULT IN ADVERSE TAX CONSEQUENCES AND A PENALTY.

The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR MANUFACTURERS INVESTMENT TRUST.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Manufacturers Life Insurance
Company of America
500 North Woodward Avenue,
Bloomfield Hills, Michigan 48304

Service Office:
200 Bloor Street East
Toronto, Ontario, Canada M4W 1E5
TELEPHONE: 1 (800) 827-4546
             1 (800) VARILIN(E)


THE DATE OF THIS PROSPECTUS IS MAY 1, 1998.

                              PROSPECTUS CONTENTS


                                                                PAGE
                                                                ----
DEFINITIONS.................................................       1
INTRODUCTION TO POLICIES....................................       1
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA,
  SEPARATE ACCOUNT FOUR, AND MANUFACTURERS INVESTMENT
  TRUST.....................................................       9
     Who Are Manufacturers Life of America And Manufacturers
      Life?.................................................       9
     What Is Manufacturers Life of America's Separate
      Account Four?.........................................       9
     What Is Manufacturers Investment Trust?................      10
     What Are The Investment Objectives and Certain Policies
      Of The Portfolios?....................................      11
DETAILED INFORMATION ABOUT THE POLICIES.....................      15
  PREMIUM PROVISIONS........................................      15
     What Are The Requirements And Procedures For Issuance
      Of A Policy?..........................................      15
     What Limitations Apply To Premium Amounts?.............      16
     Is There A Death Benefit Guarantee?....................      16
     When Does A Policy Go Into Default?....................      17
     How Can A Terminated Policy Be Reinstated?.............      17
     How May Net Premiums Be Invested?......................      17
     Is There A Short-Term Cancellation Right, Or "Free
      Look"?................................................      18
     What Are The Conversion Privileges Of The Policy?......      18
  INSURANCE BENEFIT.........................................      18
     What Is The Insurance Benefit?.........................      18
     What Death Benefit Options Are Available?..............      18
     Can The Death Benefit Option Be Changed?...............      19
     Can The Face Amount Of A Policy Be Changed?............      20
  POLICY VALUES.............................................      21
     What Is The Policy Value And How Is It Determined?.....      21
     Transfers Of Policy Value..............................      22
     What Are The Provisions Governing Policy Loans?........      23
     How May A Policyowner Obtain The Net Cash Surrender
      Value?................................................      25
  CHARGES...................................................      26
     What Deductions Are Made From Premiums?................      26
     What Are The Surrender Charges?........................      27
     What Are The Monthly Deductions?.......................      30
     Are There Special Provisions For Group Or Sponsored
      Arrangements?.........................................      31
     Are There Special Provisions For Exchanges?............      31
     What Are The Risk Charges Assessed Against Separate
      Account Assets?.......................................      32
     Are There Other Relevant Charges?......................      32
  THE GENERAL ACCOUNT.......................................      34
     What Is The General Account?...........................      34
  OTHER PROVISIONS..........................................      34
     What Supplementary Benefits Are Available?.............      34
     Under What Circumstances May Portfolio Shares Be
      Substituted?..........................................      34
     What Are The Other General Policy Provisions?..........      35
     When Are Proceeds Paid?................................      35
     What Reports Will Be Sent To Policyowners?.............      35
  OTHER MATTERS.............................................      36
     What Is The Federal Tax Treatment Of The Policies?.....      36
     Tax Status Of The Policy...............................      36
     What Is The Tax Treatment Of Policy Benefits?..........      37
     What Are The Company's Tax Considerations?.............      39

                                                                PAGE
                                                                ----
     Who Sells The Policies And What Are The Sales
      Commissions?..........................................      40
     What Responsibilities Has Manufacturers Life
      Assumed?..............................................      40
     What Are The Voting Rights?............................      40
     Who Are The Directors And Officers Of Manufacturers
      Life of America?......................................      41
     What State Regulations Apply?..........................      42
     Is There Any Litigation Pending?.......................      42
     Where Can Further Information Be Found?................      42
     Legal Considerations...................................      43
     Legal Matters..........................................      43
     Experts................................................      43
     Year 2000 Issues.......................................      43
     Financial Statements...................................     F-1
     Appendix...............................................



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.


You are urged to examine this prospectus carefully. The INTRODUCTION TO POLICIES will briefly describe the Flexible Premium Variable Life Insurance Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

BUSINESS DAY -- any day that the net asset value of the underlying shares of a sub-account of the Separate Account is determined.

CASH SURRENDER VALUE -- the Policy Value less the deferred sales charge, the deferred underwriting charge and any outstanding monthly deductions due.

GUARANTEED INTEREST ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in the general account of Manufacturers Life of America.

INVESTMENT ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

LOAN ACCOUNT -- that part of the Policy Value which reflects policy loans and interest credited to the Policy Value in connection with such loans.

MODIFIED POLICY DEBT -- as of any date the Policy Debt plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%.

NET CASH SURRENDER VALUE -- the Cash Surrender Value less the value in the Loan Account.

NET POLICY VALUE -- the Policy Value less the value in the Loan Account.

POLICY DEBT -- as of any date the aggregate amount of policy loans, including borrowed interest, less any loan repayments.

POLICY VALUE -- the sum of the values in the Loan Account, the Guaranteed Interest Account and the Investment Accounts.

SERVICE OFFICE -- the office we designate to service the Policies, which is shown on the cover page of this prospectus.

TARGET PREMIUM -- a premium amount used to measure the maximum deferred sales charge under a Policy. The Target Premium for the initial face amount is set forth in the Policy. The policyowner will be advised of the Target Premium for any increase in face amount.

WITHDRAWAL TIER AMOUNT -- as of any date the product of the Net Cash Surrender Value at the previous policy anniversary multiplied by 10%.

INTRODUCTION TO POLICIES

The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt and the death benefit is not determined by the corridor percentage test (see "What Death Benefit Options are Available").

GENERAL. The Policy provides a death benefit in the event of the death of the life insured. There are two death benefit options. The policyowner may change death benefit options and may increase or decrease the face amount of the Policy.

Premium payments may be made at any time and in any amount, subject to certain limitations (see "What Limitations Apply to Premium Amounts").


After certain deductions, premiums will be allocated, according to the policyowner's instructions, to one or more of the general account and the sub-accounts of Manufacturers Life of America's Separate Account Four. Assets of the sub-accounts of Separate Account Four are invested in shares of a particular Portfolio of Manufacturers Investment Trust. Allocation instructions may be changed at any time and transfers among the accounts may be made (see "Transfers of Policy Value").

The Portfolios currently offered are the: Pacific Rim Emerging Markets Trust, Science & Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Worldwide Growth Trust, Global Equity Trust, Small Company Value Trust, Equity Trust, Growth Trust, Quantitative Equity Trust (formerly the Common Stock
Fund), Equity Index Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Balanced Trust, Aggressive Asset Allocation Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, High Yield Trust, Strategic Bond Trust, Global Government Bond Trust, Capital Growth Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and Lifestyle Conservative 280 Trust (collectively the "Manufacturers Trusts"). Other sub-accounts and Portfolios may be added in the future.


The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyowner has allocated premiums. The policyowner may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

DEATH BENEFIT

DEATH BENEFIT OPTIONS. The policyowner elects to have the Policy's death benefit determined under one of two options:

     -  a death benefit equal to the face amount of the Policy, and

     - a death benefit equal to the face amount of the Policy plus the Policy Value.

Under either option, the death benefit may be increased to a multiple of the Policy Value to satisfy the corridor percentage test under the definition of life insurance in the Internal Revenue Code. (See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "What Is The Insurance Benefit?" and "What Death Benefit Options Are Available?")

THE POLICYOWNER MAY CHANGE THE DEATH BENEFIT OPTION. A change in the death benefit option may be requested after the Policy has been in force for two years. A change in death benefit option will be effective on a policy anniversary. (See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Can The Death Benefit Option Be Changed?")

THE POLICYOWNER MAY INCREASE THE FACE AMOUNT. After the Policy has been in force for one year, an increase in the face amount of the Policy may be requested once per policy year. An increase in the face amount is subject to satisfactory evidence of insurability and will usually result in the Policy's being subject to new surrender charges. (See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Can The Face Amount Of A Policy Be Changed?")

THE POLICYOWNER MAY DECREASE THE FACE AMOUNT. A decrease in the face amount may be requested after the Policy has been in force for one year, except during the one-year period following any increase in face amount. In addition, during the two-year period following an increase in face amount, the policyowner may choose to decrease the increased face amount and have the deferred sales charge for the increase reduced by the refund of any excess sales load attributable to the increase. A decrease in face amount will be effective only on a policy anniversary and may result in certain surrender charges being deducted from the Policy Value. (See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Can The Face Amount Of A Policy Be Changed?")

PREMIUM PAYMENTS ARE FLEXIBLE

The policyowner may pay premiums at any time and in any amount, subject to certain limitations. (See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "What Are The Requirements And Procedures For Issuance Of A Policy?" and "What Limitations Apply To Premium Amounts?")

In the first two policy years the policyowner must pay a minimum premium to keep the Policy in force. (See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "What Limitations Apply To Premium Amounts?" and "Is There A Death Benefit Guarantee?")

After the second policy year there is no minimum premium required; however, by complying with the minimum premium schedule for the Policy, the policyowner can ensure the Policy will not go into default prior to the life insured's reaching age 70. (See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Is There A Death Benefit Guarantee?")

Certain maximum premium limitations apply to the Policy, ensuring the Policy qualifies as life insurance under rules defined in the Internal Revenue Code. (See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "What Limitations Apply To Premium Amounts?")

SUMMARY OF CHARGES AND DEDUCTIONS

Charges under the Policy are assessed as:

(1) Deductions from premiums

     -  3% sales charge


     - 2% state premium tax (except for Oregon where no premium tax is deducted)


(2) Surrender charges upon surrender, partial withdrawal, decrease in face amount or lapse

     -  deferred underwriting charge of $2-$6 for each $1,000 of face amount

     -  deferred sales charge of up to 47% of two Target Premiums

(3) Monthly Deductions

     -  administration charge of $6

     - cost of insurance charge (including $1 per $1,000 of face amount for policies less than $25,000)

     -  supplementary benefits charge

(4) Certain Transfers

     - a Dollar Cost Averaging transfer charge of $5 when Policy Value does not exceed $15,000

     - a charge of $25 per transfer for each transfer in excess of 12 in a policy year

(5) Separate Account Charges

     - mortality and expense risk charge of .65% per annum assessed daily against the value of the Separate Account assets

(6) Other Charges

Investment management fees paid by Manufacturers Investment Trust (excluding the Lifestyle Trusts) range from .25% to 1.10% of the assets of the Portfolios. Maximum expenses range from .15% to .75% of the assets of the Portfolios (excluding the Lifestyle Trusts). Because each Lifestyle Trust will invest in shares of Underlying Portfolios (all of the Portfolios except the Lifestyle Trusts) each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios.

For a complete discussion of charges and deductions see the heading Charges And Deductions in this Introduction and the references therein.

INVESTMENT OPTIONS

After deductions for sales charges of 3% and state premium taxes of 2%, net premiums will be allocated, according to the policyowner's instructions, to any combination of the general account or one or more of the sub-accounts of Manufacturers Life of America's Separate Account Four.

Each of the sub-accounts of Separate Account Four invests its assets in the shares of one of the following:

- -  Pacific Rim Emerging Markets Trust
- -  Science & Technology Trust
- -  International Small Cap Trust
- -  Emerging Growth Trust
- -  Pilgrim Baxter Growth Trust
- -  Small/Mid Cap Trust
- -  International Stock Trust
- -  Worldwide Growth Trust
- -  Global Equity Trust

- -  Small Company Value Trust

- -  Equity Trust
- -  Growth Trust
- -  Quantitative Equity Trust
- -  Equity Index Trust
- -  Blue Chip Growth Trust
- -  Real Estate Securities Trust
- -  Value Trust
- -  International Growth and Income Trust
- -  Growth and Income Trust
- -  Equity-Income Trust
- -  Balanced Trust
- -  Aggressive Asset Allocation Trust
- -  Moderate Asset Allocation Trust
- -  Conservative Asset Allocation Trust
- -  High Yield Trust
- -  Strategic Bond Trust
- -  Global Government Bond Trust
- -  Capital Growth Bond Trust
- -  Investment Quality Bond Trust
- -  U.S. Government Securities Trust
- -  Money Market Trust
- -  Lifestyle Aggressive 1000 Trust
- -  Lifestyle Growth 820 Trust
- -  Lifestyle Balanced 640 Trust
- -  Lifestyle Moderate 460 Trust
- -  Lifestyle Conservative 280 Trust


The policyowner may change the allocation of net premiums among the general account and the sub-accounts at any time. (See GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, SEPARATE ACCOUNT FOUR, AND MANUFACTURERS INVESTMENT TRUST AND DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "How May Net Premiums Be Invested?" and Policy Values -- "What Is The Policy Value And How Is It Determined?")


THE POLICY VALUE

The Policy has a Policy Value which reflects the following: premium payments made; deduction of charges described under "Charges And Deductions" below; investment performance of the sub-accounts to which amounts have been allocated; and interest credited by the Company to amounts allocated to the general account.

The Policy Value is the sum of the values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account.

INVESTMENT ACCOUNT. An Investment Account is established under the Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. An Investment Account measures the interest of the Policy in the corresponding sub-account.

The value of each Investment Account under the Policy varies each Business Day and reflects the investment performance of the Portfolio shares held in the corresponding sub-account.

(See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "What Is The Policy Value And How Is It Determined?")

GUARANTEED INTEREST ACCOUNT. The Guaranteed Interest Account consists of that portion of the Policy Value based on net premiums allocated to and amounts transferred to the general account of the Company.

Manufacturers Life of America credits interest on amounts in the Guaranteed Interest Account at an effective annual rate guaranteed to be at least 4%. (See DETAILED INFORMATION ABOUT THE POLICIES; The General Account -- "What Is The General Account?")

LOAN ACCOUNT. When a policy loan is made, Manufacturers Life of America will establish a Loan Account under the Policy and will transfer an amount from the Investment Accounts and the Guaranteed Interest Account to the Loan Account.

The Company will credit interest to amounts in the Loan Account at an effective annual rate of at least 4%. The actual rate credited will be the rate charged on policy loans less an interest rate differential, which is currently 1.25%.

Under certain conditions the Company will credit interest to a portion of the amounts in the Loan Account at an effective annual rate equal to the rate charged on policy loans less 0.50%. (See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "What Are The Provisions Governing Policy Loans?")

TRANSFERS ARE PERMITTED. A policyowner may change the extent to which the Policy Value is based upon any specific sub-account of Separate Account Four or the Company's general account by requesting a transfer of a portion or all amounts in one account to another account.

Twelve transfers per policy year may be made. Excess transfers will be permitted at a cost of $25 per transfer. All transfer requests received at the same time are treated as a single transfer request. In addition transfers may be effected through the Dollar Cost Averaging or Asset Allocation Balancer transfer programs.

Certain restrictions may apply to transfer requests. (See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "What Is The Policy Value And How Is It Determined?" (Transfer of Policy Value))

USING THE POLICY VALUE

BORROWING AGAINST THE POLICY VALUE. After the first policy anniversary, the policyowner may borrow against the Policy Value. The minimum loan amount is $500.

Loan interest will be charged either on a fixed basis or on a variable basis. Interest on a fixed basis will be at an effective annual rate of 8%. Interest on a variable basis will be at an effective annual rate equal to the greater of 6% or the Moody's Corporate Bond Yield Average Monthly Average Corporates. (See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values "What Are The Provisions Governing Policy Loans?")

A POLICYOWNER MAY MAKE A PARTIAL WITHDRAWAL OF THE POLICY VALUE. After a Policy has been in force for two years the policyowner may make a partial withdrawal of the Policy Value. The minimum withdrawal amount is $500. The policyowner may specify that the withdrawal is to be made from a specific Investment Account or the Guaranteed Interest Account.

A partial withdrawal may result in a reduction in the face amount of the Policy. A partial withdrawal may also result in the assessment of a portion of the surrender charges to which the Policy is subject. (See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "How May A Policyowner Obtain The Net Cash Surrender Value?" and Charges -- "What Are The Surrender Charges?")

THE POLICY MAY BE SURRENDERED FOR ITS NET CASH SURRENDER VALUE. A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living.

The Net Cash Surrender Value is equal to the Policy Value less surrender charges and outstanding monthly deductions due minus the value of the Loan Account. Surrender of a Policy within 15 years after policy issue or following an increase in the face amount will usually result in assessment of surrender charges. (See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "How May A Policyowner Obtain The Net Cash Surrender Value?" and Charges -- "What Are The Surrender Charges?")

CHARGES AND DEDUCTIONS

CHARGES MADE FROM PREMIUM PAYMENTS. Two deductions are made when premiums are paid:

     -  a sales charge of 3% of premium, and


     - a charge of 2% for state premium taxes (except for Oregon where no premium tax is deducted).


The 3% sales charge and the deferred sales charge described below compensate the Company for some of the expenses of selling and distributing the Policies. (See DETAILED INFORMATION ABOUT THE POLICIES; Charges -- "What Deductions Are Made From Premiums?") A portion of the sales charge and the deferred sales charge may be subject to refund under certain circumstances. (See DETAILED INFORMATION ABOUT THE POLICIES; Charges -- "What Are The Surrender Charges?"; Refund Of Excess Sales Charges)

CHARGES ON SURRENDER. Manufacturers Life of America will usually deduct a deferred underwriting charge and a deferred sales charge if, during the 15 years following Policy issue or an increase in the face amount:

     -  the Policy is surrendered for its Net Cash Surrender Value,

     -  a partial withdrawal is made in excess of the Withdrawal Tier Amount,

     -  a decrease in face amount is requested, or

     -  the Policy lapses.

The deferred underwriting charge ranges from $2.00 to $6.00 for each $1,000 of face amount depending on the age of the life insured. The charge is guaranteed not to exceed $1,000 for each level of coverage.

The maximum deferred sales charge is 47% of premiums paid up to two Target Premiums.

The full amount of charges will be in effect for up to five years following issue of the Policy. Beginning no later than the sixth year these charges grade downward each month over a 10-year period. In the event of a face amount increase, the charges applicable to the increase, which will be at the same rates that would apply if a Policy were issued to the life insured at his or her then attained age, will be in effect for up to five years following such increase and thereafter grade downward over a 10-year period. (See DETAILED INFORMATION ABOUT THE POLICIES; Charges -- "What Are The Surrender Charges?")

SALES CHARGE REFUND. If the Policy is surrendered at any time during the first two years following issuance or following an increase in face amount or if the increase is cancelled during the two-year period following the increase or face amount decreased during the second year after issuance or after increase in face amount, Manufacturers Life of America will refund the difference, if any, between total sales charges deducted and the maximum sales charge allowable with respect to the Policy or the increase, as applicable. (See DETAILED INFORMATION ABOUT THE POLICIES; Charges -- "What Are The Surrender Charges?") If the Policy is surrendered after such two-year period, no refund will be available and the full amount of the surrender charge will apply.

MONTHLY CHARGES. At the beginning of each month Manufacturers Life of America deducts from the Policy Value:

     -  an administration charge of $6,

     - a charge for the cost of insurance (plus, if applicable, $1 per $1,000 of face amount for policies with a face amount of less than $25,000), and

     -  a charge for any supplementary benefits added to the Policy.

The cost of insurance charge varies based on the net amount at risk under the Policy and the applicable cost of insurance rate. Cost of insurance rates vary according to age, amount of coverage, duration of coverage, and sex and risk class of the life insured. The maximum cost of insurance rate that can be charged is guaranteed not to exceed the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. Currently, the cost of insurance rates assessed under the Policies are less than the maximum rates that can be charged.

The cost of insurance charge will reflect any extra charges for additional ratings as indicated in the Policy. (See DETAILED INFORMATION ABOUT THE POLICIES; Charges -- "What Are The Monthly Deductions?")

CHARGES FOR CERTAIN TRANSFERS. Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve in a policy year, and a $5 charge for each Dollar Cost Averaging transfer when Policy Value does not exceed $15,000. See Policy Values "Transfers of Policy Value."

CHARGES ASSESSED AGAINST ASSETS OF THE SEPARATE ACCOUNT. Manufacturers Life of America makes a daily charge to the Separate Account at an annual rate of .65% of the value of the Separate Account assets for the mortality and expense risks it assumes under the Policies. (See DETAILED INFORMATION ABOUT THE POLICIES; Charges -- "What Are The Risk Charges Assessed Against Separate Account Assets?")

OTHER CHARGES. Manufacturers Life of America reserves the right to charge or establish a provision for any federal, state or local taxes that may be attributable to the Separate Account or the operations of the Company with respect to the Policies. No such charge is currently made.

Certain expenses are, or will be, assessed against the assets of Portfolios, as follows:

INVESTMENT MANAGEMENT FEES AND EXPENSES


Investment management fees paid by Manufacturers Investment Trust (excluding the Lifestyle Trusts) range from .25% to 1.10% of the assets of the Portfolios. Maximum expenses range from .15% to .75% of the assets of the Portfolios (excluding the Lifestyle Trusts). Because each Lifestyle Trust will invest in shares of Underlying Portfolios each will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios. See DETAILED INFORMATION ABOUT THE POLICIES; Charges and Deductions -- "Other Charges."


SUPPLEMENTARY BENEFITS

A policyowner may choose to include certain supplementary benefits to the Policy. These supplementary benefits include life insurance for additional insured persons and a change of life insured option (corporate-owned Policies only) for Policies purchased before October 1, 1996 and a change of life insured option and flexible term insurance option for Policies purchased on or after October 1, 1996 and, if permitted by applicable state law, an accelerated death benefit. The cost of any supplementary benefits will be deducted from the Policy Value monthly. (See DETAILED INFORMATION ABOUT THE POLICIES; Other Provisions -- "What Supplementary Benefits Are Available?")

DEFAULT

The Policy will go into default (a) during the first two policy years, if the policyowner does not pay the required minimum premiums, or (b) after the second policy anniversary, if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly charges then due. The Company will notify the policyowner in the event the Policy goes into default, and will allow a grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. If the required premium is not paid during the grace period the Policy will terminate. (See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "When Does A Policy Go Into Default?")

DEATH BENEFIT GUARANTEE

As long as the premiums paid by the policyowner at least equal the minimum premiums for the Policy, the Company guarantees that the Policy will not go into default prior to the life insured's age 70, regardless of the investment performance of the Funds underlying the Policy Value. (See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Is There A Death Benefit Guarantee?")

REINSTATEMENT

A terminated policy may be reinstated by the policyowner within the five-year period following the date of termination, providing certain conditions are met. (See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "How Can A Terminated Policy Be Reinstated?")

FREE LOOK

A Policy may be returned for a full refund within the later of:

     -  10 days after it is received

     -  45 days after the application for the Policy is signed

     - 10 days after Manufacturers Life of America mails or delivers a notice of this right of withdrawal.

If a policyowner requests an increase in face amount which results in new surrender charges, these rights to cancel the increase will also apply. (See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Is There A Short-Term Cancellation Right, Or 'Free Look?")

CONVERSION

At any time, the policyowner may convert the Policy to a fixed benefit Policy with a Policy Value, other values based on the Policy Value and a death benefit which is determinable and guaranteed. The conversion is effected by transferring the Policy Value in all of the Investment Accounts to the Guaranteed Interest Account. (See DETAILED INFORMATION ABOUT THE POLICIES; Premium
Provisions -- "What Are The Conversion Privileges Of The Policy?")

FEDERAL TAX MATTERS

Manufacturers Life of America believes that a Policy issued on a standard risk class basis should meet the definition of a life insurance contract as set forth in Section 7702 of the Internal Revenue Code of 1986. With respect to a Policy issued on a substandard basis, there is less guidance available to determine if such a Policy would satisfy the Section 7702 definition of a life insurance contract, particularly if the policyowner pays the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for federal income tax payments, a policyowner should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds. See Other Matters "What Is The Federal Tax Treatment Of The Policies?" (Tax Status Of The Policy).

Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of investment in the Policy. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. See Other Matters "What Is The Tax Treatment Of Policy Benefits?" (Tax Treatment Of Policy Benefits).

If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of investment in the Policy and then a disbursement of taxable income. Moreover, loans will not be treated as distributions. A policyowner considering the use of systematic policy loans as one element of a comprehensive retirement income plan should consult his or her personal tax adviser regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. Finally, neither distributions nor loans under a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. See Other Matters "What Is The Tax Treatment Of Policy Benefits?" (Distributions From Policies Not Classified As Modified Endowment Contracts).

The United States Congress has in the past considered, and in the future may consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, or adopt new interpretations of existing laws, state tax laws or, if the policyowner is not a United States resident, foreign tax laws, which may affect the tax consequences to him or her, the lives insured or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. The Company suggests that a tax adviser be consulted.

ESTATE AND GENERATION-SKIPPING TAXES

The proceeds of this life insurance policy may be taxable under Estate and Generation-Skipping Tax provisions of the Internal Revenue Code. The policyowner should consult his or her tax adviser regarding these taxes.


GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, SEPARATE ACCOUNT FOUR, AND MANUFACTURERS INVESTMENT TRUST


WHO ARE MANUFACTURERS LIFE OF AMERICA AND MANUFACTURERS LIFE?

Manufacturers Life of America, a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.), ("Manufacturers USA") is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. Manufacturers USA, a life insurance company organized in 1955 under the laws of Maine and redomesticated under the laws of Michigan on December 30, 1992, is a wholly-owned subsidiary of Manulife Reinsurance Corporation (U.S.A.), a life insurance company organized in 1983 under the laws of Michigan which in turn is a wholly-owned subsidiary of Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets. Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies:
Standard and Poor's Insurance Rating Service -- AA+ (for claims paying ability), A.M. Best Company -- A++ (for financial strength), Duff & Phelps Credit Rating Co. -- AAA (for claims paying ability), and Moody's Investors Service, Inc. -- Aa3 (for financial strength). However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.

WHAT IS MANUFACTURERS LIFE OF AMERICA'S SEPARATE ACCOUNT FOUR?

Manufacturers Life of America established its Separate Account Four on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.


WHAT IS MANUFACTURERS INVESTMENT TRUST?


Each sub-account of the Separate Account will purchase shares only of a particular Portfolio of Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Manufacturers Trust at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

Manufacturers Investment Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America will also purchase shares through its general account for certain limited purposes including initial Portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Manufacturers Investment Trust prospectus.

Manufacturers Investment Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. Manufacturers Investment Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:


                      PORTFOLIO                                          SUBADVISER
                      ---------                                          ----------
AGGRESSIVE GROWTH PORTFOLIOS
     Pacific Rim Emerging Markets Trust               Manufacturers Adviser Corporation*
     Science & Technology Trust                       T. Rowe Price Associates, Inc.
     International Small Cap Trust                    Founders Asset Management, Inc.
     Emerging Growth Trust                            Warburg, Pincus Counsellors, Inc.
     Pilgrim Baxter Growth Trust                      Pilgrim Baxter & Associates, Ltd.
     Small/Mid Cap Trust                              Fred Alger Management, Inc.
     International Stock Trust                        Rowe Price-Fleming International, Inc.
GROWTH PORTFOLIOS
     Worldwide Growth Trust                           Founders Asset Management, Inc.
     Global Equity Trust                              Morgan Stanley Asset Management Inc.
     Small Company Value Trust                        Rosenberg Institutional Equity Management
     Equity Trust                                     Fidelity Management Trust Company
     Growth Trust                                     Founders Asset Management, Inc.
     Quantitative Equity Trust                        Manufacturers Adviser Corporation*
     (formerly Common Stock Fund)

     Equity Index Trust                               Manufacturers Adviser Corporation*
     Blue Chip Growth Trust                           T. Rowe Price Associates, Inc.
     Real Estate Securities Trust                     Manufacturers Adviser Corporation*

                      PORTFOLIO                                          SUBADVISER
                      ---------                                          ----------
GROWTH & INCOME PORTFOLIOS
     Value Trust                                      Miller Anderson & Sherrerd, LLP
     International Growth and Income Trust            J.P. Morgan Investment Management Inc.
     Growth and Income Trust                          Wellington Management Company
     Equity-Income Trust                              T. Rowe Price Associates, Inc.
BALANCED PORTFOLIOS
     Balanced Trust                                   Founders Asset Management, Inc.
     Aggressive Asset Allocation Trust                Fidelity Management Trust Company
     Moderate Asset Allocation Trust                  Fidelity Management Trust Company
     Conservative Asset Allocation Trust              Fidelity Management Trust Company
BOND PORTFOLIOS
     High Yield Trust                                 Miller Anderson & Sherrerd, LLP
     Strategic Bond Trust                             Salomon Brothers Asset Management Inc
     Global Government Bond Trust                     Oechsle International Advisors, L.P.
     Capital Growth Bond Trust                        Manufacturers Adviser Corporation*
     Investment Quality Bond Trust                    Wellington Management Company
     U.S. Government Securities Trust                 Salomon Brothers Asset Management Inc
MONEY MARKET PORTFOLIOS
     Money Market Trust                               Manufacturers Adviser Corporation*
LIFESTYLE PORTFOLIOS
     Lifestyle Aggressive 1000 Trust                  Manufacturers Adviser Corporation*
     Lifestyle Growth 820 Trust                       Manufacturers Adviser Corporation*
     Lifestyle Balanced 640 Trust                     Manufacturers Adviser Corporation*
     Lifestyle Moderate 460 Trust                     Manufacturers Adviser Corporation*
     Lifestyle Conservative 280 Trust                 Manufacturers Adviser Corporation*

* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

WHAT ARE THE INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS?

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met.

AGGRESSIVE GROWTH PORTFOLIOS

PACIFIC RIM EMERGING MARKETS TRUST. The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation ("MAC") manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

SCIENCE & TECHNOLOGY TRUST. The investment objective of the Science & Technology Trust is long-term growth of capital. Current income is incidental to the portfolio's objective. T. Rowe Price Associates, Inc. manages the Science & Technology Trust.

INTERNATIONAL SMALL CAP TRUST. The investment objective of the International Small Cap Trust is to seek long-term capital appreciation. Founders Asset Management, Inc. ("Founders") manages the International Small Cap Trust and will pursue this objective by investing primarily in securities issued by foreign companies which have total market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

EMERGING GROWTH TRUST. The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

PILGRIM BAXTER GROWTH TRUST. The investment objective of the Pilgrim Baxter Growth Trust is capital appreciation. Pilgrim Baxter & Associates, Ltd. ("PBHG") manages the Pilgrim Baxter Growth Trust and seeks to achieve its objective by investing in companies believed by PBHG to have an outlook for strong earnings growth and the potential for significant capital appreciation.

SMALL/MID CAP TRUST. The investment objective of the Small/Mid Cap Trust is to seek long term capital appreciation. Fred Alger Management, Inc. manages the Small/Mid Cap Trust and will pursue this objective by investing at least 65% of the portfolio's total assets (except during temporary defensive periods) in small/mid cap equity securities.

INTERNATIONAL STOCK TRUST. The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

GROWTH PORTFOLIOS

WORLDWIDE GROWTH TRUST. The investment objective of the Worldwide Growth Trust is long-term growth of capital. Founders manages the Worldwide Growth Trust and seeks to attain this objective by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

GLOBAL EQUITY TRUST. The investment objective of the Global Equity Trust is long-term capital appreciation. Morgan Stanley Asset Management Inc. manages the Global Equity Trust and intends to pursue this objective by investing primarily in equity securities of issuers throughout the world, including U.S. issuers.


SMALL COMPANY VALUE TRUST. The investment objective of the Small Company Value Trust is long-term growth of capital. Rosenberg Institutional Equity Management manages the Small Company Value Trust and intends to pursue this objective by investing in equity securities of smaller companies which are traded principally in the markets of the United States.


EQUITY TRUST. The principal investment objective of the Equity Trust is growth of capital. Current income is a secondary consideration although growth of income may accompany growth of capital. Fidelity Management Trust Company manages the Equity Trust and seeks to attain the foregoing objective by investing primarily in common stocks of United States issuers or securities convertible into or which carry the right to buy common stocks.

GROWTH TRUST. The investment objective of the Growth Trust is to seek long-term growth of capital. Founders manages the Growth Trust and will pursue this objective by investing, under normal market conditions, at least 65% of its total assets in common stocks of well-established, high-quality growth companies that Founders believes have the potential to increase earnings faster than the rest of the market.

QUANTITATIVE EQUITY TRUST (FORMERLY COMMON STOCK FUND). The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. MAC manages the Quantitative Equity Trust.

EQUITY INDEX TRUST. The investment objective of the Equity Index Trust is to achieve investment results which approximate the total return of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. MAC manages the Equity Index Trust.

BLUE CHIP GROWTH TRUST. The primary investment objective of the Blue Chip Growth Trust is to provide long-term growth of capital. Current income is a secondary objective, and many of the stocks in the Portfolio are expected to pay dividends. T. Rowe Price Associates, Inc. manages the Blue Chip Growth Trust.

REAL ESTATE SECURITIES TRUST. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. MAC manages the Real Estate Securities Trust.

GROWTH & INCOME PORTFOLIOS

VALUE TRUST. The investment objective of the Value Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. Miller Anderson & Sherrerd, LLP ("MAS") manages the Value Trust and seeks to attain this objective by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

INTERNATIONAL GROWTH AND INCOME TRUST. The investment objective of the International Growth and Income Trust is to seek long-term growth of capital and income. The portfolio is designed for investors with a long-term investment horizon who want to take advantage of investment opportunities outside the United States. J.P. Morgan Investment Management Inc. manages the International Growth and Income Trust.

GROWTH AND INCOME TRUST. The investment objective of the Growth and Income Trust is to provide long-term growth of capital and income consistent with prudent investment risk. Wellington Management Company manages the Growth and Income Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of common stocks of U.S. issuers which Wellington Management Company believes are of high quality.

EQUITY-INCOME TRUST. The investment objective of the Equity-Income Trust (prior to December 31, 1996, the "Value Equity Trust") is to provide substantial dividend income and also long term capital appreciation. T. Rowe Price Associates, Inc. manages the Equity-Income Trust and seeks to attain this objective by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

BALANCED PORTFOLIOS

BALANCED TRUST. The investment objective of the Balanced Trust is current income and capital appreciation. Founders Asset Management, Inc. is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

AUTOMATIC ASSET ALLOCATION TRUSTS (AGGRESSIVE, MODERATE AND CONSERVATIVE). The investment objective of each of the Automatic Asset Allocation Trusts is to realize the highest potential total return consistent with a specified level of risk tolerance -- conservative, moderate or aggressive. The amount of each Portfolio's assets invested in each category of securities -- debt, equity, and money market -- is dependent upon the judgment of Fidelity Management Trust Company as to what percentages of each Portfolio's assets in each category will contribute to the limitation of risk and the achievement of its investment objective.

BOND PORTFOLIOS

HIGH YIELD TRUST. The investment objective of High Yield Trust is to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. MAS manages the High Yield Trust and seeks to attain this objective by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

STRATEGIC BOND TRUST. The investment objective of the Strategic Bond Trust is to seek a high level of total return consistent with preservation of capital. The Strategic Bond Trust seeks to achieve its objective by giving its Subadviser, Salomon Brothers Asset Management Inc ("SBAM") broad discretion to deploy the Strategic

Bond Trust's assets among certain segments of the fixed-income market as SBAM believes will best contribute to the achievement of the portfolio's objective.

GLOBAL GOVERNMENT BOND TRUST. The investment objective of the Global Government Bond Trust is to seek a high level of total return by placing primary emphasis on high current income and the preservation of capital. Oechsle International Advisors, L.P. manages the Global Government Bond Trust and intends to pursue this objective by investing primarily in a selected global portfolio of high-quality, fixed-income securities of foreign and U.S. governmental entities and supranational issuers.

CAPITAL GROWTH BOND TRUST. The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. MAC manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

INVESTMENT QUALITY BOND TRUST. The investment objective of the Investment Quality Bond Trust is to provide a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management Company manages the Investment Quality Bond Trust and seeks to achieve the Trust's objective by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities.

U.S. GOVERNMENT SECURITIES TRUST. The investment objective of the U.S. Government Securities Trust is to obtain a high level of current income consistent with preservation of capital and maintenance of liquidity. SBAM manages the U.S. Government Securities Trust and seeks to attain its objective by investing a substantial portion of its assets in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

MONEY MARKET PORTFOLIO

MONEY MARKET TRUST. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. MAC manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

LIFESTYLE PORTFOLIOS

LIFESTYLE AGGRESSIVE 1000 TRUST. The investment objective of the Lifestyle Aggressive 1000 Trust is to provide long term growth of capital. Current income is not a consideration. MAC seeks to achieve this objective by investing approximately 100% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE GROWTH 820 TRUST. The investment objective of the Lifestyle Growth 820 Trust is to provide long term growth of capital with consideration also given to current income. MAC seeks to achieve this objective by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE BALANCED 640 TRUST. The investment objective of the Lifestyle Balanced 640 Trust is to provide a balance between high level of current income and growth of capital with a greater emphasis given to capital growth. MAC seeks to achieve this objective by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE MODERATE 460 TRUST. The investment objective of the Lifestyle Moderate 460 Trust is to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income. MAC seeks to achieve this objective by investing approximately 60% of the Lifestyle Trust's assets in

Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

LIFESTYLE CONSERVATIVE 280 TRUST. The investment objective of the Lifestyle Conservative 280 Trust is to provide a high level of current income with some consideration also given to growth of capital. MAC seeks to achieve this objective by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.


A full description of the Manufacturers Investment Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Manufacturers Investment Trust prospectus, which should be read together with this prospectus.


DETAILED INFORMATION ABOUT THE POLICIES

PREMIUM PROVISIONS

WHAT ARE THE REQUIREMENTS AND PROCEDURES FOR ISSUANCE OF A POLICY?


To purchase a Policy, an applicant must submit a completed application. Manufacturers Life of America will issue a Policy only if it has a face amount of at least $25,000, except for Policies issued under group or sponsored arrangements in which case the minimum face amount is $10,000. A Policy will generally be issued to persons between ages 20 and 80. In certain circumstances the Company may at its sole discretion issue a Policy to persons above age 80. Before issuing a Policy, Manufacturers Life of America will require evidence of insurability satisfactory to it. A life insured meeting standard underwriting rules will have a risk class of either "standard" or "nonsmoker." Persons failing to meet standard underwriting requirements may be eligible for a Policy with an additional rating assigned to it. Acceptance of an application is subject to the Company's insurance underwriting rules. Each Policy is issued with a policy date from which policy years, policy months and policy anniversaries are all determined. Each Policy also has an effective date which is the date the Company becomes obligated under the Policy and when the first monthly deductions are taken. If an application is accompanied by a check for all or a portion of the initial premium and the application is accepted, the policy date will be the date the application and check were received at the Manufacturers Life of America Service Office and the effective date will be the date Manufacturers Life of America's underwriters approve issuance of the Policy. If an application is accompanied by a check for all or a portion of the initial premium, the life insured may be covered under the terms of a conditional insurance agreement until the effective date. If an application accepted by the Company is not accompanied by a check for the initial premium, the Policy will be issued with a policy date which is seven days after issuance of the Policy and with an effective date which is the date the Service Office receives at least the initial planned premium. In certain situations a different policy date may be used. The initial planned premium must be received within 60 days after the policy date. If the premium is not paid or if the application is rejected, the Policy will be cancelled and any partial premiums paid will be returned to the applicant.


Under certain circumstances a Policy may be issued with a backdated policy date. A Policy will not be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the policy date is backdated.

All premiums received prior to the effective date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. On the effective date, the premiums paid plus interest credited, net of deductions for federal, state and local taxes, will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyowner's instructions.

All premiums received on or after the effective date will be allocated among Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Manufacturers Life of America Service Office. Monthly deductions are due on the policy date and at the beginning of each policy month thereafter. However, if due prior to the effective date, they will be taken on the effective date instead of the dates they were due.

WHAT LIMITATIONS APPLY TO PREMIUM AMOUNTS?

After the payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the life insured, subject to the limitations on premium amount and the minimum premium requirement described below. Premiums after the first must be paid to the Manufacturers Life of America Service Office. Unlike traditional insurance, premiums are not payable at specified intervals and in specified amounts. A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. The planned premium during the first two policy years must be such that the minimum premium requirement will be met. Manufacturers Life of America will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner, unless payment is being made pursuant to a pre-authorized payment plan. However, the policyowner is under no obligation to make the indicated payment.

Manufacturers Life of America will not accept any premium payment which is less than $50, unless the premium is payable pursuant to a pre-authorized payment plan. In that case the Company will accept a payment of as little as $10. Manufacturers Life of America may change these minimums on 90 days' written notice. The Policies also limit the sum of the premiums that may be paid at any time so as to preserve the qualification of the Policies as life insurance for federal tax purposes. These limitations are set forth in each Policy. Manufacturers Life of America reserves the right to refuse or refund any premium payments that may cause the Policy to fail to qualify as life insurance under applicable tax law.

MINIMUM PREMIUM REQUIREMENT. The Policy provides for a minimum premium requirement. The minimum premium requirement is met if at the beginning of each policy month the sum of all premiums paid less any partial withdrawals and any Policy Debt is at least equal to the sum of the minimum monthly premiums since the policy date. The minimum premium as an annualized amount is set forth in the Policy. It is subject to change if the face amount of the Policy or the death benefit option is changed (see Insurance Benefit -- "Can The Death Benefit Option Be Changed?" and "Can The Face Amount Of A Policy Be Changed?") or if there is any change in the supplementary benefits added to the Policy or in the rate classification of the life insured.

IS THERE A DEATH BENEFIT GUARANTEE?

If the minimum premium requirement is met, Manufacturers Life of America will guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deduction due at the beginning of a policy month. If the guarantee is in effect, Manufacturers Life of America will not allow the Net Policy Value to go below zero, although it will continue to assess a monthly deduction at the beginning of each policy month until the Net Policy Value should fall to zero. The guarantee provides assurance to the policyowner that the Policy will remain in force regardless of the investment performance of the sub-accounts selected by the policyowner, provided the policyowner has satisfied the minimum premium requirement.

The death benefit guarantee will expire on the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date. While the guarantee is in effect, Manufacturers Life of America will determine at the beginning of each policy month whether the minimum premium requirement has been met. If it has not been met, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the death benefit guarantee in effect. The required payment will be equal to the minimum premium due at the date the minimum premium requirement was not met plus the minimum premium due for the next two policy months. If the required payment is not received by the end of the grace period, the death benefit guarantee will terminate. Once it is terminated, it cannot be reinstated.

WHEN DOES A POLICY GO INTO DEFAULT?

DEFAULT PRIOR TO SECOND POLICY ANNIVERSARY. If the minimum premium requirement should not be met at the beginning of any policy month during the first two policy years, the Policy will go into default. Manufacturers Life of America will notify the policyowner of the default and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required premium will be equal to the minimum premium due at the date of default plus the minimum premium due for the next two policy months. If the required payment is not received by the end of the grace period, the Policy will terminate and the Net Cash Surrender Value as of the date of default less the monthly deduction then due will be paid to the policyowner together with any refund of excess sales loading to which the policyowner is entitled. See Charges -- "What Are The Surrender Charges?"

DEFAULT AFTER SECOND POLICY ANNIVERSARY. If the death benefit guarantee is no longer in effect, a Policy will go into default after the second policy anniversary if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. As with a default during the first two policy years, Manufacturers Life of America will notify the policyowner of the default and will allow a 61-day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero at the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter. If the required payment is not received by the end of the grace period, the Policy will terminate and the Net Cash Surrender Value as of the date of default less the monthly deduction then due will be paid to the policyowner together with any refund of excess sales loading to which the policyowner is entitled. See Charges -- "What Are The Surrender Charges?" If the life insured should die during the grace period following a Policy's going into default, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit payable will be reduced by any outstanding monthly deductions due at the time of death.

HOW CAN A TERMINATED POLICY BE REINSTATED?

A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) The Policy must not have been surrendered for its Net Cash Surrender Value;

(b) Evidence of the life insured's insurability satisfactory to Manufacturers Life of America is furnished to it;

(c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid to Manufacturers Life of America; and

(d) An amount equal to any amounts paid by Manufacturers Life of America in connection with the termination of the Policy is repaid to Manufacturers Life of America.

If the reinstatement is approved, the date of reinstatement will be the later of the date of the policyowner's written request or the date the required payment is received at the Manufacturers Life of America Service Office.

HOW MAY NET PREMIUMS BE INVESTED?

Net premiums (gross premiums less the premium tax deduction and sales charge) may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the net premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total percentage allocations equal 100. A policyowner may change the way in which net premiums are allocated at any time without charge. The change will take effect on the date a written or telephonic request for change satisfactory to the Company is received at the Manufacturers Life of America Service Office.

IS THERE A SHORT-TERM CANCELLATION RIGHT, OR "FREE LOOK"?

A Policy may be returned for a full refund within 10 days after it is received, within 45 days after the application for the Policy is signed, or within 10 days after Manufacturers Life of America mails or delivers a notice of right of withdrawal, whichever is latest. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Manufacturers Life of America Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manufacturers Life of America will refund any premium paid. Manufacturers Life of America reserves the right to delay the refund of any premium paid by check until the check has cleared.

If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

WHAT ARE THE CONVERSION PRIVILEGES OF THE POLICY?

The policyowner may effectively convert his or her Policy to a fixed benefit policy by transferring the Policy Value in all of the Investment Accounts to the Guaranteed Interest Account and by changing his or her allocation of net premiums entirely to the Guaranteed Interest Account. As long as the entire Policy Value is allocated to the Guaranteed Interest Account, the Policy Value, other values based thereon and the death benefit will be determinable and guaranteed. The Investment Account values to be transferred to the Guaranteed Interest Account will be determined as of the Business Day on which Manufacturers Life of America receives the request for conversion. There will be no change in the issue age, risk class of the life insured or face amount as a result of the conversion. A transfer of any or all of the Policy Value to the Guaranteed Interest Account can be made at any time, even if a prior transfer has been made during the policy month.

INSURANCE BENEFIT

WHAT IS THE INSURANCE BENEFIT?

If the Policy is in force at the time of the life insured's death, Manufacturers Life of America will pay an insurance benefit based on the death benefit option selected by the policyowner upon receipt of due proof of death. The amount payable will be the death benefit under the selected option, plus any amounts payable under any supplementary benefits added to the Policy, less the value of the Loan Account at the date of death. The insurance benefit will be paid in one sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, Manufacturers Life of America will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and Manufacturers Life of America will pay only the Net Cash Surrender Value.

WHAT DEATH BENEFIT OPTIONS ARE AVAILABLE?

The Policies permit the policyowner to select one of two death benefit options, Option 1 and Option 2. Under Option 1 the death benefit is the face amount of the Policy at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the table set forth below. Under Option 2 the death benefit is the face amount of the Policy plus the Policy Value at the date of death or, if greater, the Policy Value at the date of death multiplied by the applicable percentage in the following table:

      ATTAINED           CORRIDOR
         AGE            PERCENTAGE
     40 & below            250%
         41                243
         42                236
         43                229
         44                222
         45                215
         46                209
         47                203
         48                197
         49                191
         50                185

      ATTAINED           CORRIDOR
         AGE            PERCENTAGE
         51                178%
         52                171
         53                164
         54                157
         55                150
         56                146
         57                142
         58                138
         59                134
         60                130
         61                128

      ATTAINED           CORRIDOR
         AGE            PERCENTAGE
         62                126%
         63                124
         64                122
         65                120
         66                119
         67                118
         68                117
         69                116
         70                115
         71                113
         72                111

      ATTAINED           CORRIDOR
         AGE            PERCENTAGE
         73                109%
         74                107
        75-90              105
         91                104
         92                103
         93                102
         94                101
     95 & above            100

Regardless of which death benefit option is in effect, the relationship of Policy Value to death benefit will change whenever the "corridor percentages" are used to determine the amount of the death benefit, in other words, whenever multiplying the Policy Value by the applicable percentage set forth in the above table results in a greater death benefit than would otherwise apply under the selected option. For example, assume the life insured under a Policy with a face amount of $100,000 has an attained age of 40. If Option 1 is in effect, the corridor percentage will produce a greater death benefit whenever the Policy Value exceeds $40,000 (250% X $40,000 = $100,000). If the Policy Value is less than $40,000, an incremental change in Policy Value, up or down, will have no effect on the death benefit. If the Policy Value is greater than $40,000, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5. Thus, if the Policy Value were to increase to $40,010, the death benefit would be increased to $100,025 (250% X $40,010 = $100,025).

If Option 2 were in effect in the above example, the corridor percentage would produce a greater death benefit whenever the Policy Value exceeded $66,667. At that point the death benefit produced by multiplying the Policy Value by 250% would result in a greater amount than adding the Policy Value to the face amount of the Policy. If the Policy Value is less than $66,667, an incremental change in Policy Value will have a dollar-for-dollar effect on the death benefit. If the Policy Value is greater than $66,667, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5 in the same manner as would be the case under Option 1 when the corridor percentage determined the death benefit.

CAN THE DEATH BENEFIT OPTION BE CHANGED?

The death benefit option is selected initially by the policyowner in the application. After the Policy has been in force for two years the death benefit option may be changed effective with a policy anniversary. Written request for a change must be received by Manufacturers Life of America at least 30 days prior to a policy anniversary in order to become effective on that date. The Company reserves the right to limit a request for change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in death benefit option will result in a change in the Policy's face amount in order to avoid any change in the amount of the death benefit. If the change in death benefit is from Option 1 to Option 2, the new face amount will be equal to the face amount prior to the change minus the Policy Value on the effective date of the change. If the change in death benefit is from Option 2 to Option 1, the new face amount will be equal to the face amount prior to the change plus the Policy Value on the effective date of the change. The increase in face amount resulting from a change to Option 1 will not affect the amount of surrender charges to which a Policy may be subject. A change to Option 2 will be subject to satisfactory evidence of insurability and will not be allowed if it would cause the face amount of the Policy to go below the minimum face amount of $25,000.

Policyowners who wish to have level insurance coverage should generally select Option 1. Under Option 1, increases in Policy Value usually will reduce the net amount of risk under a Policy which will reduce cost of insurance charges. This means that favorable investment performance should result in a faster increase in Policy Value than would occur under an identical Policy with Option 2 in effect. However, the larger Policy

Value which may result under Option 1 will not affect the amount of the death benefit unless the corridor percentages are used to determine the death benefit.

Policyowners who want to have the Policy Value reflected in the death benefit so that any increases in Policy Value will increase the death benefit should generally select Option 2. Under Option 2 the net amount at risk will remain level unless the corridor percentages are used to determine death benefit, in which case increases in Policy Value will increase the net amount at risk.

CAN THE FACE AMOUNT OF A POLICY BE CHANGED?

Subject to certain limitations, a policyowner may, upon written request, increase or decrease the face amount of the Policy. A change in face amount will usually affect the minimum premium requirement, the monthly deduction and surrender charges (see "Charges"). Currently, a change in face amount must be at least $10,000, except in the case of group or sponsored arrangements where the minimum change is $5,000. Manufacturers Life of America reserves the right to increase or decrease the minimum face amount change on 90 days' written notice to the policyowner. The Company also reserves the right to limit a change in face amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASES. Increases in face amount are subject to satisfactory evidence of insurability. Increases may be made only once per policy year and only after the first policy year. An increase will become effective at the beginning of the policy month following the date Manufacturers Life of America approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

An increase in face amount will usually result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. For purposes of determining the new deferred sales charge, a portion of the Policy Value at the time of the increase, and a portion of the premiums paid on or subsequent to the increase, will be deemed to be premiums attributable to the increase. See Charges -- "What Are The Surrender Charges?" Any increase in face amount to a level less than the highest face amount previously in effect will have no effect on the surrender charges to which the Policy is subject, since surrender charges, if applicable, will have been assessed in connection with the prior decrease in face amount. As with the purchase of a Policy, a policyowner will have free look and refund rights with respect to any increase resulting in new surrender charges.

No additional premium is required for a face amount increase. However, a premium payment may be necessary to avoid the Policy's going into default, since new surrender charges resulting from an increase would automatically reduce the Net Cash Surrender Value of the Policy. Moreover, a new minimum premium will be determined for purposes of the death benefit guarantee. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first.

DECREASES. A decrease in the face amount may be requested after the Policy has been in force for one year, except during the one-year period following any increase in face amount. In addition, during the two-year period following an increase in face amount, the policyowner may choose to decrease the increased face amount and have the deferred sales charge for the increase reduced by the refund of any excess sales load attributable to the increase. A decrease in face amount will be effective only on a policy anniversary. Written request for a decrease must be received by Manufacturers Life of America at least 30 days prior to a policy anniversary in order to become effective on that date. A decrease will not be allowed if it would cause the face amount to go below the minimum face amount of $25,000, or $10,000 in the case of group or sponsored arrangements.

A decrease in face amount during the 15-year period following issuance of the Policy or any increase in face amount will usually result in surrender charges being deducted from the Policy Value. See Charges -- "What Are The Surrender Charges?" For purposes of determining surrender and cost of insurance charges, a decrease will reduce face amount in the following order: (a) the face amount provided by the most recent increase, then

(b) the face amounts provided by the next most recent increases successively, and finally (c) the initial face amount.

POLICY VALUES

WHAT IS THE POLICY VALUE AND HOW IS IT DETERMINED?

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal or upon surrender of the Policy. See "What Are The Provisions Governing Policy Loans?" and "How May A Policyowner Obtain The Net Cash Surrender Value?" below. The Policy Value may also affect the amount of the death benefit (see Insurance Benefit -- "What Death Benefit Options Are Available?"). The Policy Value at any time is equal to the sum of the Values in the Investment Accounts, the Guaranteed Interest Account and the Loan Account. The following discussion relates only to the Investment Accounts. Policy loans are discussed under "What Are The Provisions Governing Policy Loans?" and the Guaranteed Interest Account is discussed under "The General Account." The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Portfolios.

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Manufacturers Life of America Service Office or other office or entity so designated by Manufacturers Life of America, except for any premiums received before the policy date as to which the applicable unit values will be the values determined on such date.

Units are valued at the end of each Business Day, which is any day that the net asset value of the Fund shares held by the applicable sub-account is determined. A Business Day is deemed to end at the time of such determination. When an order involving the crediting or cancelling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value is determined by taking the value of the adjusted net assets of the particular sub-account at the end of the Business Day divided by the total number of units. The value of a unit may increase, decrease or remain the same, depending on the investment performance of a sub-account from one Business Day to the next. The unit value for a sub-account for any Business Day is equal to (a) minus (b), divided by (c), where:

(a) is the net asset value of the sub-account at the end of such Business Day;

(b) is a charge not exceeding 0.000017866 for each calendar day since the preceding Business Day, multiplied by the net assets of the sub-account as of the end of such Business Day, corresponding to a charge not exceeding 0.65% per year for mortality and expense risks; and

(c) is the total number of units of the sub-account.

Manufacturers Life of America reserves the right to adjust the above formula for any taxes determined by it to be attributable to the operations of the sub-account.

TRANSFERS OF POLICY VALUE


Under the Policies a policyowner may change the extent to which his or her Policy Value is based upon any specific subaccount of the Separate Account or the Company's general account. Such changes are made by transferring amounts from one or more Investment Accounts or the Company's general account to other Investment Accounts or the Company's general account. A policyowner is permitted to make twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be assessed against the Investment Account or Guaranteed Interest Account from which the amount is being transferred. For this purpose all transfer requests received by Manufacturers Life of America on the same Business Day are treated as a single transfer request.


The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account value at the previous policy anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

Transfer requests must be in a format satisfactory to Manufacturers Life of America and in writing, or by telephone if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in Manufacturers Life of America's liability for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. Manufacturers Life of America will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming a valid telephone authorization form is on file, tape recording all telephone transactions and providing written confirmation thereof.

The policyowner may effectively convert his or her Policy to a fixed benefit policy by transferring the Policy Value in all of the Investment Accounts to the Guaranteed Interest Account and by changing his or her allocation of net premiums entirely to the Guaranteed Interest Account. As long as the entire Policy Value is allocated to the Guaranteed Interest Account, the Policy Value, other values based thereon and the death benefit will be determinable and guaranteed. The Investment Account values to be transferred to the Guaranteed Interest Account will be determined as of the Business Day on which Manufacturers Life of America receives the request for conversion. There will be no change in the issue age, risk class of the life insured or face amount as a result of the conversion. A transfer of any or all of the Policy Value to the Guaranteed Interest Account can be made at any time, even if a prior transfer has been made during the policy month.

DOLLAR COST AVERAGING. Manufacturers Life of America will offer policyowners a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at predetermined intervals from one Investment Account to any other Investment Account(s) or the Guaranteed Interest Account.

Under the Dollar Cost Averaging program the policyowner will designate an amount to be transferred each month from one Investment Account into any other Investment Account(s) or the Guaranteed Interest Account. Each transfer under the Dollar Cost Averaging program must be of a minimum amount as set by Manufacturers Life of America. Once set, this minimum may be changed at any time at the discretion of Manufacturers Life of America. Currently, no charge will be made for this program if the Policy Value exceeds $15,000 on the date of transfer. Otherwise, there will be a charge of $5 for each transfer under this program. The charge will be deducted from the value of the Investment Account out of which the transfer occurs. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected and the policyowner will be so notified. Manufacturers Life of America reserves the right to cease to offer this program on 90 days' written notice to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS. Manufacturers Life of America will also offer policyowners the ability to have amounts automatically transferred among stipulated Investment Accounts to maintain an allocated percentage in each stipulated Investment Account.

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six month intervals, beginning six months after the policy date, Manufacturers Life of America will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner instructs Manufacturers Life of America otherwise or a dollar cost averaging request is in effect. Currently there is no charge for this program; however, Manufacturers Life of America reserves the right to institute a charge on 90 days' written notice to the policyowner. Manufacturers Life of America reserves the right to cease to offer this program on 90 days' written notice to the policyowner.

WHAT ARE THE PROVISIONS GOVERNING POLICY LOANS?

On or after the first policy anniversary, while the Policy is in force, the policyowner may borrow against the Policy Value of his or her Policy. The one-year waiting period for borrowing against the Policy Value is waived in the case of policies which are exchanged for Manufacturers Life of America Policies and a policy loan will be permitted in an amount equal to the lesser of (a) the amount rolled over into the Manufacturers Life of America Policy and (b) the loan value of the Policy. The Policy serves as the only security for the loan. The amount of any loan must be at least $500 and cannot exceed the amount which would cause the Modified Policy Debt to equal the loan value of the Policy on the date of the loan. The loan value is the Policy's Cash Surrender Value less the monthly deductions due to the next policy anniversary. The Modified Policy Debt as of any date is the Policy Debt (the aggregate amount of policy loans, including borrowed interest, less any loan repayments) plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%. An amount equal to the Modified Policy Debt is transferred to the Loan Account to ensure that a sufficient amount will be available to pay interest on the Policy Debt at the next policy anniversary.

For example, assume a Policy with a loan value of $5,000, no outstanding policy loans and a loan interest rate of 8%. The maximum amount that can be borrowed is an amount that will cause the Modified Policy Debt to equal $5,000. If the loan is made on a policy anniversary, the maximum loan will be $4,815. This amount at 8% interest will equal $5,200 one year later; $5,200 discounted to the date of the loan at 4% (the Modified Policy Debt) equals $5,000. Because the minimum rate of interest credited to the Loan Account is 4%, $5,000 must be transferred to the Loan Account to ensure that $5,200 will be available at the next policy anniversary to cover the interest accrued on the Policy Debt.

When a loan is made, Manufacturers Life of America will deduct from the Investment Accounts or the Guaranteed Interest Account, and transfer to the Loan Account, an amount which will result in the Loan Account value being equal to the Modified Policy Debt. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

A policy loan may result in a Policy's failing to satisfy the minimum premium requirement, since the Policy Debt is subtracted from the sum of the premiums paid in determining whether the minimum premium requirement is met. See Premium Provisions -- "What Limitations Apply To Premium Amounts?; Minimum Premium Requirement." As a result, the Policy may go into default if the minimum premium requirement is not met during the first two policy years, or the death benefit guarantee may terminate if the minimum premium requirement is not met either before or after the second policy anniversary. See Premium Provisions -- "Is There A Death Benefit Guarantee?" and "When Does A Policy Go Into Default?" Moreover, if the death benefit guarantee is not in force, a policy loan may cause a Policy to be more susceptible to going into default, since a policy loan will be reflected in the Net Cash Surrender Value. See Premium
Provisions -- "When Does A Policy Go Into Default?" A policy loan will also have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Funds selected by the policyowner or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the value of the Loan Account at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS. Interest on the Policy Debt will accrue daily and be payable annually on the policy anniversary. The rate of interest charged will be either on a fixed basis or a variable basis as selected by the policyowner in the application. The policyowner may change the interest basis on any policy anniversary provided a written request for change is received by the Company at least 60 days before the anniversary on which such change is to be effective.

If the policyowner elects to have interest charged on a fixed basis, interest will be at an effective annual rate of 8%. If the policyowner elects to have interest charged on a variable basis, the rate will be determined by Manufacturers Life of America at the beginning of each policy year, and the rate so determined will be effective until the next policy anniversary at which time it will be recalculated. Except as described below, the variable rate will not exceed the greater of 6% per year or the Moody's Corporate Bond Yield Average Monthly Average Corporates for the calendar month ending two months before the beginning of the month in which the policy anniversary falls. On each policy anniversary, the annual rate of interest may be adjusted up or down, but no adjustment will be made unless the Moody's Average for the month ending two months before the date of determination is at least one-half of one percent greater or less than the rate in effect for the year then ending. If the interest due on a policy anniversary is not paid by the policyowner, the interest will be borrowed against the policy.

INTEREST CREDITED TO THE LOAN ACCOUNT. Manufacturers Life of America will credit interest to any amount in the Loan Account at an effective annual rate of at least 4%. The actual rate credited is:

     - the rate of interest charged on the policy loan less .50% on amounts up to the Policy's "loan tier amount"; and

     - the rate of interest charged on the policy loan less an interest rate differential (currently 1.25%) on amounts in excess of the "loan tier amount."

Manufacturers Life of America may change the interest rate differential on 90 days' written notice to the policyowner. The loan tier amount at any time is equal to 25% of (a) minus (b) where (a) is the Policy's Cash Surrender Value at the previous policy anniversary and (b) is the sum of the minimum monthly premiums since issuance of the Policy to that date (see Premium Provisions -- "What Limitations Apply To Premium Amounts?"). The loan tier amount cannot be a negative number.

To illustrate the application of the loan tier amount, assume a Policy with a Cash Surrender Value at the previous policy anniversary of $10,000, the sum of the minimum monthly premiums since issuance to the previous policy anniversary of $6,000 and a Loan Account value of $8,000. The loan tier amount is $1,000 [25% X ($10,000 - $6,000)]. If loan interest is being charged at the fixed rate of 8%, $1,000 of the Loan Account value will accrue interest at 7.5% and the remaining $7,000 will accrue interest at 6.75%.

LOAN ACCOUNT ADJUSTMENTS. When a loan is first taken out, and at specified events thereafter, the value of the Loan Account is adjusted. Whenever the Loan account is adjusted, the difference between (i) the Loan Account before any adjustment and (ii) the Modified Policy Debt at the time of adjustment, is transferred between the Loan Account and the Investment Accounts or the Guaranteed Interest Account. The amount transferred to or from the Loan Account will be such that the value of the Loan Account is equal to the Modified Policy Debt after the adjustment.

The specified events which cause an adjustment to the Loan Account are (i) a policy anniversary, (ii) a partial or full loan repayment, (iii) a new loan being taken out, or (iv) when an amount is needed to meet a monthly deduction. A loan repayment may be implicit in that policy debt is effectively repaid upon termination, that is upon death of the life insured, surrender or lapse of the policy. In each of these instances, the Loan Account will be adjusted with any excess of the Loan Account over the Modified Policy Debt after the repayment being included in the termination proceeds.

Except as noted below in the Loan Repayments section, amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in the corresponding "loan sub-account" bears to the value of the Loan Account. A "loan sub-account" exists for each Investment Account and for the Guaranteed Interest Account. Amounts transferred to the Loan Account are allocated to the appropriate loan sub-account to reflect the account from which the transfer was made.

LOAN ACCOUNT ILLUSTRATION. The operation of the Loan Account may be illustrated by consideration of the Policy previously described with a loan value of $5,000, a loan interest rate of 8%, and a maximum loan amount on a policy anniversary of $4,815. For purposes of the illustration, assume that the loan tier amount is zero. If a loan in the maximum amount of $4,815 is made, an amount equal to the Modified Policy Debt, $5,000, is transferred to the Loan Account. At the next policy anniversary the value of the Loan Account will have increased to $5,337.50 ($5,000 X 1.0675) reflecting interest credited at an effective annual rate of 6.75%. At that time the loan will have accrued interest charges of $385 ($4,815 X .08) bringing the Policy Debt to $5,200.

If the accrued interest charges are paid on the policy anniversary, the Policy Debt will continue to be $4,815, and the Modified Policy Debt, reflecting interest for the next policy year and discounting the Policy Debt and such interest at 4%, will be $5,000. An amount will be transferred from the Loan Account to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account value will equal the Modified Policy Debt.

Since the Loan Account value was $5,337.50, a transfer of $337.50 will be required ($5,337.50 - $5,000).

If, however, the accrued interest charges of $385 are borrowed, an amount will be transferred from the Investment Accounts and the Guaranteed Interest Account so that the Loan Account value will equal the Modified Policy Debt recomputed at the policy anniversary. The new Modified Policy Debt is the Policy Debt, $5,200, plus loan interest to be charged to the next policy anniversary, $416 ($5,200 X
 .08), discounted at 4%, which results in a figure of $5,400. Since the value of the Loan Account was $5,337.50, a transfer of $62.50 will be required. This amount is equivalent to the 1.25% interest rate differential on the $5,000 transferred to the Loan Account on the previous policy anniversary.

LOAN REPAYMENTS. Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured provided the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and a transfer is made to the Guaranteed Interest Account or the Investment Accounts so that the Loan Account at that time equals the Modified Policy Debt. Loan repayments will first be allocated to the Guaranteed Interest Account until the associated loan sub-account is reduced to zero. Any other amounts transferred from the Loan Account will be allocated to the Guaranteed Interest Account and each Investment Account in the same proportion as the value in the corresponding loan sub-account bears to the value of the Loan Account. Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

HOW MAY A POLICYOWNER OBTAIN THE NET CASH SURRENDER VALUE?

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the value of the Loan Account. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. Surrender of a Policy within 15 years of issuance or an increase in face amount will usually result in the assessment by Manufacturers Life of America of surrender charges. (See Charges -- "What Are The Surrender Charges?")

After a Policy has been in force for two policy years, the policyowner may make a partial withdrawal of the Net Cash Surrender Value. The minimum amount that may be withdrawn is $500. The policyowner should specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. No more than one partial withdrawal may be made in any one policy month.

Like surrender of a Policy, a partial withdrawal made within 15 years following issuance of the Policy or a face amount increase will result in the assessment of a portion of the surrender charges to which the Policy is subject if the withdrawal is in excess of the Withdrawal Tier Amount. The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value determined as of the previous policy anniversary. In determining what, if any, portion of a partial Net Cash Surrender Value withdrawal is in excess of the Withdrawal Tier Amount, all previous partial Net Cash Surrender Value withdrawals that have occurred in the current policy year are included. The portion of the surrender charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Withdrawal Tier Amount to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The surrender charges will be deducted from each Investment Account and the Guaranteed Interest Account in the same proportion as the amount of the withdrawal taken from such account bears to the total amount of the withdrawal (see Charges -- "What Are The Surrender Charges?"). If the amount in the account is not sufficient to pay the portion of the surrender charges allocated to that account, then the portion of the withdrawal allocated to that account will be reduced so that the withdrawal plus the portion of the surrender charges allocated to that account equal the value of that account. Units equal to the amount of the partial withdrawal taken, and surrender charges deducted, from each Investment Account will be cancelled based on the value of such units determined at the end of the Business Day on which Manufacturers Life of America receives a written request for withdrawal at its Service Office.

If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. If the death benefit is equal to the face amount at the time of withdrawal, the face amount will be reduced by the amount of the withdrawal plus the portion of the surrender charges assessed. If the death benefit is based upon the Policy Value times the applicable percentage set forth under Insurance Benefit "What Death Benefit Options Are Available?" above, the face amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the surrender charges assessed exceeds the difference between the death benefit and the face amount. Reductions in face amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal. When the face amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in face amount, i.e., against the face amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial face amount.

CHARGES

Charges under the Policies are assessed as (i) deductions from premiums when made, (ii) surrender charges upon surrender, partial withdrawals, decreases in face amount or termination following default, (iii) monthly deductions from the Policy Value, and (iv) risk charges assessed against Separate Account assets. These charges are described below.

WHAT DEDUCTIONS ARE MADE FROM PREMIUMS?

Manufacturers Life of America deducts a sales charge of 3% of each premium payment. A deferred sales charge in the maximum amount of 47% of premiums paid up to two Target Premiums is deducted from the Policy Value upon certain transactions. See "What Are The Surrender Charges?" below. These charges compensate the Company for some of the expenses of selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

The sales charges deducted in any policy year are not specifically related to sales expenses incurred in that year. Instead, the Company expects that the major portion of the sales expenses attributable to a Policy will be incurred during the first policy year, although the sales charge deducted from premiums and any deferred sales charge may be spread out over the period the Policy is in force. Manufacturers Life of America anticipates that the aggregate amounts received under the Policies for sales loading will be insufficient to cover aggregate sales expenses. To the extent that sales expenses exceed sales charges, Manufacturers Life of America will pay the excess from its other assets or surplus, including amounts derived from the mortality and expense risks charge described below. A portion of the sales charge and the deferred sales charge may be subject to refund if the Policy is surrendered for its Net Cash Surrender Value at any time during the first two years following issuance or following an increase in face amount or if the increase is cancelled during the two-year period following the increase. See "What Are The Surrender Charges?" (Refund Of Excess Sales Charges).

Manufacturers Life of America deducts a premium tax charge of 2% of each premium payment (except for Oregon where no premium tax is deducted). State and local premium taxes differ from state to state. The 2% rate, which cannot be changed, is expected to be sufficient, on average, to pay premium taxes where required.

WHAT ARE THE SURRENDER CHARGES?

Manufacturers Life of America will assess surrender charges upon surrender or lapse of a Policy, a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount or a requested decrease in face amount. The charges will be assessed if any of the above transactions occurs within 15 years after issuance of the Policy or any increase in face amount unless the charges have been previously deducted. There are two surrender charges -- a deferred underwriting charge and a deferred sales charge.

DEFERRED UNDERWRITING CHARGE. The deferred underwriting charge is a dollar amount for each $1,000 of face amount of insurance in accordance with the following schedule:

Age:.........................................   0-20    21-40    41-50    51-60    61 & above
Charge Per $1,000: ..........................  $2.00    $3.00    $4.00    $5.00      $6.00

The charge per $1,000 will be determined on the basis of the age of the life insured at issue or upon increase of the face amount, as applicable. The deferred underwriting charge applicable to each level of insurance coverage cannot exceed $1,000. The amount of the charge remains level for five years. Following the fifth year after issuance of the Policy or a face amount increase, the charge applicable to the initial face amount or increase will decrease each month by .83%, or 10% per year. After the monthly deduction is taken for the last policy month preceding the end of the fifteenth year after issuance or face amount increase, the charge will have decreased to zero. The applicable percentage of the surrender charges to which the Policy would otherwise be subject is illustrated on an annual basis by the following table:

                                                                PERCENT OF
         TRANSACTION OCCURS AFTER MONTHLY DEDUCTION             SURRENDER
         TAKEN FOR LAST MONTH PRECEDING END OF YEAR              CHARGES
         ------------------------------------------             ----------
5 & below...................................................       100%
6...........................................................        90%
7...........................................................        80%
8...........................................................        70%
9...........................................................        60%
10..........................................................        50%
11..........................................................        40%
12..........................................................        30%
13..........................................................        20%
14..........................................................        10%
15 & above..................................................         0%

The surrender charges begin to grade downward before the beginning of the sixth year for issue ages above 69. For issue ages 70, 71, 72, 73, and issue ages 74 to 80, the surrender charges begin to grade downward at the beginning of the fifth, fourth, third, second, and first years, respectively.

The deferred underwriting charge is designed to cover the administrative expenses associated with underwriting and policy issue, including the costs of processing applications, conducting medical examinations, determining the life insured's risk class and establishing policy records.

DEFERRED SALES CHARGE. The maximum deferred sales charge is equal to 47% of the premiums paid under the Policy up to two Target Premiums described below. For life insureds over age 69 at issue or face amount increase, the applicable percentage of premiums will be reduced in accordance with the following table:

                                                                 APPLICABLE
                                                                PERCENTAGE OF
                            AGE                                   PREMIUMS
                            ---                                 -------------
70..........................................................          45%
71..........................................................          43%
72..........................................................          41%
73..........................................................          39%
74..........................................................          37%
75..........................................................          35%
76..........................................................          34%
77..........................................................          33%
78..........................................................          32%
79..........................................................          31%
80..........................................................          30%

Like the deferred underwriting charge, the percentage deferred sales charge applicable to the initial face amount or face amount increase will remain level for five years (or less for issue ages above 69) and following such period will decrease .83% per month, or 10% per year, from the charge that would otherwise apply. See chart under "Deferred Underwriting Charge" above.

As noted above, the deferred sales charge may not exceed 47% of two Target Premiums. The Target Premium for the initial face amount is set forth in the Policy. A Target Premium will be computed for each increase in face amount above the highest face amount of coverage previously in effect, and the policyowner will be advised of such Target Premium. Target Premiums are determined on the basis of a target premium rate and the face amount of insurance provided at issue or by the increase. The applicable rate varies with the issue age and sex (unless unisex rates are required by law) of the life insured and, in the case of certain Policies issued in group or sponsored arrangements providing for reduction in cost of insurance charges (see "Are There Special Provisions For Group Or Sponsored Arrangements?"), the amount of insurance coverage. In order to determine the deferred sales charge applicable to a face amount increase, Manufacturers Life of America will treat a portion of the Policy Value on the date of increase as a premium attributable to the increase. In addition, a portion of each premium paid subsequent to the increase will be attributed to the increase. In each case, the portion attributable to the increase will be the ratio of the guideline annual premium (described below) for the increase to the sum of the guideline annual premiums for the initial face amount and all increases including the requested increase.

REFUND OF EXCESS SALES CHARGES. If a Policy is surrendered for its Net Cash Surrender Value at any time during the first two years following issuance or following an increase in face amount or the face amount decreased during the second year after issuance or after increase in face amount, Manufacturers Life of America will refund that part of the total sales charges deducted (the sum of the deferred sales charge and the sales charge deducted from premiums) with respect to "premiums" paid for the initial face amount or such increase (including premiums allocated to the increase as described in the preceding paragraph), whichever is applicable, which is in excess of (i) the sum of 30% of the "premiums" paid up to one guideline annual premium plus 10% of the "premiums" paid in excess of one guideline annual premium up to two guideline annual premiums and (ii) up to 9% of the "premiums" paid in excess of two guideline annual premiums. Since Target Premiums are always less than guideline annual premiums, with the deferred sales charge structure described above, there will be no refund with respect to "premiums" paid in excess of two guideline annual premiums and these excess "premiums" will not reduce the refund applicable to "premiums" paid up to two guideline annual premiums.

A policyowner may also choose to decrease an increased face amount during the first two years following the increase and have the deferred sales charge for the increase reduced by the refund of any excess sales load attributable to the increase. The guideline annual premium, which is set forth in the Policy, is the level annual premium that would be payable for the life of the Policy for a specific amount of coverage if premiums were fixed as to both timing and amount and based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables, net investment earnings at an effective annual rate of 5% and fees and charges as set forth in the Policy. In determining the maximum sales charge allowable, "premiums" will be attributed to the initial face amount and each increase in the same manner as used in determining the deferred sales charge applicable to the face amount and each increase, and the guideline annual premium will be determined separately for the initial face amount and each increase.

The operation of the maximum sales charge allowable is illustrated by the following example. Assume that the policyowner has paid $3,000 in premiums under a Policy with a guideline annual premium of $2,000 and a Target Premium of $1,500 and decides to surrender his or her Policy during the second policy year. In the absence of the refund right, the deferred sales charge would be $1,410 (47% of $3,000).

However, under the formula described above, the maximum sales charge allowable is the sum of $600 (30% of $2,000) and $100 (10% of $1,000), or $700. Since a
sales load of $90 (3% of $3,000) was deducted from the premiums when received, and therefore only $610 ($700 - $90) of the deferred sales charge may be retained by the Company, a refund of $800 ($1,410 - $610) will be payable to the policyowner. Since a deferred sales charge is deducted in the event a Policy terminates for failure to make the required payment following the Policy's going into default, the refund right will apply if such termination occurs during the two-year period following issuance of the Policy or any increase in face amount. If the Policy terminates during the two years after a face amount increase, the refund will relate only to the sales charges assessed against premiums attributable to the increase.

CHARGES ON PARTIAL WITHDRAWALS. As noted above, both the deferred sales charge and the deferred underwriting charge are applicable in the event of a partial withdrawal of the Net Cash Surrender Value in excess of the Withdrawal Tier Amount. A portion of the surrender charges applicable to the initial face amount and to each increase in face amount will be deducted as a result of the withdrawal. The portion to be deducted will be the same as the ratio of the amount of the withdrawal to the Net Cash Surrender Value prior to the withdrawal.

The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion that the withdrawal is allocated among such accounts. Whenever a portion of the surrender charges are deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced by the amount of the charges taken. The surrender charges not assessed as a result of the 10% free withdrawal provision remain in effect under the Policy and may be assessed upon surrender or lapse, other partial withdrawals or a requested decrease in face amount.

CHARGES ON DECREASES IN FACE AMOUNT. As with partial withdrawals, a portion of a Policy's surrender charges will be deducted upon a decrease in or cancellation of face amount requested by the policyowner. Since surrender charges are determined separately for the initial face amount and each face amount increase and since a decrease in face amount will have a different impact on each level of insurance coverage, the portion of the surrender charges to be deducted with respect to each level of insurance coverage will be determined separately. Such portion will be the same as the ratio of the amount of the reduction in such coverage to the amount of such coverage prior to the reduction. As noted under Insurance Benefit -- "Can The Face Amount Of A Policy Be Changed?" decreases are applied to the most recent increase first and thereafter to the next most recent increases successively. The charges will be deducted from the Policy Value, and the amount so deducted will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Whenever a portion of the surrender charges is deducted as a result of a decrease in face amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken.

WHAT ARE THE MONTHLY DEDUCTIONS?

On the policy date and at the beginning of each policy month, a deduction is due from the Policy Value to cover certain charges in connection with the Policy. Monthly deductions due prior to the effective date will be taken on the effective date instead of the dates they were due. The charges consist of (i) a monthly administration charge, (ii) a monthly charge for the cost of insurance, and (iii) a monthly charge for any supplementary benefits added to the Policy (see Other Provisions -- "What Supplementary Benefits Are Available?"). The monthly deduction will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

The monthly administration charge is $6.00. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under a Policy. Even though administrative expenses may increase, the Company guarantees that it will not increase the amount of the monthly administration charge.

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The charge for the cost of insurance will reflect any extra charges for additional ratings indicated in the Policy. The cost of insurance rate is based on the life insured's age, sex (unless unisex rates are required by law), risk class, the duration of the insurance coverage and, in the case of certain Policies issued in group or sponsored arrangements providing for reduction in cost of insurance charges (see "Are There Special Provisions For Group Or Sponsored Arrangements?"), the face amount of the Policy. See Other Matters -- Legal Considerations. The rate is determined separately for the initial face amount and for each increase in face amount. Cost of insurance rates will generally increase with the life insured's age.

The cost of insurance rates used by Manufacturers Life of America reflect its expectations as to future mortality experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of lives insured. In no event will the cost of insurance rate exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured or if simplified underwriting is granted in a group or sponsored arrangement (see "Are There Special Provisions For Group Or Sponsored Arrangements?"). The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables.

The net amount at risk to which the cost of insurance rate is applied is the difference between the death benefit, divided by 1.0032737 (a factor which reduces the net amount at risk for cost of insurance charge purposes by taking into account assumed monthly earnings at an annual rate of 4%), and the Policy Value. Because different cost of insurance rates may apply to different levels of insurance coverage, the net amount at risk will be calculated separately for each level of insurance coverage. When the Option 1 death benefit is in effect, for purposes of determining the net amount at risk applicable to each level of insurance coverage, the Policy Value is attributed first to the initial face amount and then, if the Policy Value is greater than the initial face amount, to each increase in face amount in the order made.

Because the calculation of the net amount at risk is different under the death benefit options when more than one level of insurance coverage is in effect, a change in the death benefit option may result in a different net amount at risk for each level of insurance coverage than would have occurred had the death benefit option not been changed. Since the cost of insurance is calculated separately for each level of insurance coverage, any change in the net amount at risk for a level of insurance coverage resulting from a change in the death benefit option may affect the amount of the charge for the cost of insurance. Partial withdrawals and decreases in face amount will also affect the manner in which the net amount at risk for each level of insurance coverage is calculated.

In group or sponsored arrangements where Manufacturers Life of America issues Policies with a face amount of less than $25,000 but not less than $10,000, Policies issued with a face amount of less than $25,000 may be subject to an additional premium deduction equal to $1.00 per $1,000 face amount. This amount is added to the cost of insurance and deducted monthly. The amount so added will not cause the cost of insurance deducted to exceed the guaranteed rates set forth in the Policy.

ARE THERE SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS?

Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. As noted previously, the minimum face amount and minimum change in face amount are reduced to $10,000 and $5,000, respectively, for Policies issued pursuant to such arrangements. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. In California all participants of group arrangements will be individually underwritten. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

The sales charge, monthly deductions, surrender charges, and other charges described above may be reduced for Policies issued in connection with group or sponsored arrangements. Such arrangements may include sales without withdrawal charges and deductions to employees, officers, directors, agents, immediate family members of the foregoing, and employees of agents of Manufacturers Life and its subsidiaries. In addition, Manufacturers Life of America may issue Policies in group or sponsored arrangements which Policies have a surrender charge structure which increases over the life of the Policy. Manufacturers Life of America will issue these Policies in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

Manufacturers Life of America may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners funded by the Separate Account.

In addition, groups or persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience. In addition, groups or persons purchasing under a sponsored arrangement may request changes in death benefit option and increases and decreases in face amount at any time after issue and decreases in face amount at any time after an increase in face amount. Increases in face amount requested by groups or persons purchasing under a sponsored arrangement are not subject to a minimum amount and will be issued utilizing the flexible term insurance option rider. Decreases in face amount may involve imposition of a surrender charge.

ARE THERE SPECIAL PROVISIONS FOR EXCHANGES?

Manufacturers Life of America will permit owners of certain fixed benefit life insurance policies issued either by the Company or Manufacturers Life to exchange their policies for the Policies described in this prospectus. A portion of the cash values transferred from such policies will be credited to the Policies without deduction of the 3% sales charge. Moreover, surrender charges under the policies being exchanged or the Policies issued in exchange therefor may be reduced or eliminated. Policy loans made under policies being exchanged may be carried over to the new Policies without repayment at the time of exchange. Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.

Manufacturers Life of America has obtained an order from the Securities and Exchange Commission dated November 28, 1990 pursuant to which holders of Manufacturers Life of America's scheduled premium variable life ("Director 2000") insurance policies may elect to exchange those policies for the Policies described in this prospectus (the "Exchange Offer").

The terms and conditions under which Director 2000 policyowners may exchange their policies for the Policies differ from the terms and conditions set forth in this prospectus and are available only to Director 2000 policyowners who accept the Exchange Offer.

Those Director 2000 policyowners who accept the Exchange Offer will be able to exchange their existing policies for Policies of like face amount without any new evidence of insurability. No direct or deferred sales charge will be imposed on the cash values rolled over into the Policy. No deferred sales charges or underwriting charges will be imposed on surrenders of Policies acquired through this Exchange Offer except in connection with premium payments attributable to an increase in face amount. Increases in the face amount of a Policy issued pursuant to the Exchange Offer will be permitted one month after issuance. In addition, a Policy may be issued with a face amount less than $25,000 if issued pursuant to the Exchange Offer.

WHAT ARE THE RISK CHARGES ASSESSED AGAINST SEPARATE ACCOUNT ASSETS?

Manufacturers Life of America makes a daily charge to the Separate Account for the mortality and expense risks it assumes under the Policies. This charge is made each Business Day at an annual rate of .65% of the value of the Separate Account's assets. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than the Company estimated. Manufacturers Life of America will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

ARE THERE OTHER RELEVANT CHARGES?

Currently, Manufacturers Life of America makes no charge against the Separate Account for federal, state or local taxes that may be attributable to the Separate Account or to the operations of the Company with respect to the Policies. However, if Manufacturers Life of America incurs any such taxes, it may make a charge or establish a provision for those taxes.

Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve in a policy year and a $5 charge for each Dollar Cost Averaging transfer when Policy Value does not exceed $15,000. See Policy Values "Transfers Of Policy Value."

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects:


                                                                INVESTMENT
                                                                MANAGEMENT     EXPENSES
                                                                   FEES        OF UP TO
                                                                ----------    ----------
Pacific Rim Emerging Markets Trust..........................       .850%          .75%
Science & Technology Trust..................................      1.100%          .50%
International Small Cap Trust...............................      1.100%          .75%
Emerging Growth Trust.......................................      1.050%          .50%
Pilgrim Baxter Growth Trust.................................      1.050%          .50%
Small/Mid Cap Trust.........................................      1.000%          .50%
International Stock Trust...................................      1.050%          .75%
Worldwide Growth Trust......................................      1.000%          .75%
Global Equity Trust.........................................       .900%          .75%
Small Company Value Trust...................................      1.050%          .50%
Equity Trust................................................       .750%          .50%
Growth Trust................................................       .850%          .50%
Quantitative Equity Trust...................................       .700%          .50%
Equity Index Trust..........................................       .250%          .15%
Blue Chip Growth Trust......................................       .925%          .50%
Real Estate Securities Trust................................       .700%          .50%
Value Trust.................................................       .800%          .50%
International Growth and Income Trust.......................       .950%          .75%
Growth and Income Trust.....................................       .750%          .50%
Equity-Income Trust.........................................       .800%          .50%
Balanced Trust..............................................       .800%          .50%
Aggressive Asset Allocation Trust...........................       .750%          .50%
Moderate Asset Allocation Trust.............................       .750%          .50%
Conservative Asset Allocation Trust.........................       .750%          .50%
High Yield Trust............................................       .775%          .50%
Strategic Bond Trust........................................       .775%          .50%
Global Government Bond Trust................................       .800%          .75%
Capital Growth Bond Trust...................................       .650%          .50%
Investment Quality Bond Trust...............................       .650%          .50%
U.S. Government Securities Trust............................       .650%          .50%
Money Market Trust..........................................       .500%          .50%
Lifestyle Aggressive 1000 Trust.............................       None*         N/A**
Lifestyle Growth 820 Trust..................................       None*         N/A**
Lifestyle Balanced 640 Trust................................       None*         N/A**
Lifestyle Moderate 460 Trust................................       None*         N/A**
Lifestyle Conservative 280 Trust............................       None*         N/A**



* Because each Lifestyle Trust invests in shares of Underlying Portfolios, each bears its pro rata share of the fees and expenses incurred by the Underlying Portfolios.



** The Adviser has voluntarily agreed to pay the expenses of each of the Lifestyle Trusts (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time.



Detailed information concerning such fees and expenses is set forth under the caption "Management of The Trust" in the Prospectus for the Manufacturers Investment Trust that accompanies this Prospectus.

THE GENERAL ACCOUNT

By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

WHAT IS THE GENERAL ACCOUNT?

The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.

A policyowner may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Manufacturers Life of America will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. However, an allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manufacturers Life of America guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of his or her death benefit will be determinable and guaranteed. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions (see Policy Values -- "What Is The Policy Value And How Is It Determined?").

The Policy Value in the Guaranteed Interest Account is equal to the portion of the net premiums allocated to it, plus any amounts transferred to it and interest credited to it minus any charges deducted from it or partial withdrawals or amounts transferred from it. Manufacturers Life of America guarantees that the interest credited to the Policy Value in the Guaranteed Interest Account will not be less than an effective annual rate of 4%. The Company may, at its sole discretion, credit a higher rate of interest, although it is not obligated to do so. The policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year.

OTHER PROVISIONS

WHAT SUPPLEMENTARY BENEFITS ARE AVAILABLE?

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing term insurance for various persons and, in the case of corporate-owned Policies, permitting a change of the life insured for Policies purchased before October 1, 1996 and a change of life insured option and flexible term insurance option for Policies purchased on or after October 1, 1996 and, if permitted by the applicable state, an accelerated death benefit. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction. See Charges -- "What Are The Monthly Deductions?"

UNDER WHAT CIRCUMSTANCES MAY PORTFOLIO SHARES BE SUBSTITUTED?

Although Manufacturers Life of America believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Trusts may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Trust or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right to combine other separate accounts with the Separate Account, to establish additional sub-accounts within the Separate Account, to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

The investment objective of the Separate Account will not be changed materially without first filing the change with the Insurance Commissioner of the State of Michigan. Policyowners will be advised of any such change at the time it is made.

WHAT ARE THE OTHER GENERAL POLICY PROVISIONS?

BENEFICIARY. One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to it unless an irrevocable designation has been elected. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY. Manufacturers Life of America will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the policy date. It will not contest the validity of an increase in face amount or the addition of a supplementary benefit after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX. If the life insured's stated age or sex or both in the Policy are incorrect, Manufacturers Life of America will change the face amount of insurance so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have bought for the correct age and sex.

SUICIDE EXCLUSION. If the life insured, whether sane or insane, dies by suicide within one year from the policy date, Manufacturers Life of America will pay only the premiums paid less any partial withdrawals of the Net Cash Surrender Value and any amount in the Loan Account. If the life insured should die by suicide within one year after a face amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase.

ASSIGNMENT. Manufacturers Life of America will not be bound by an assignment until it receives a copy of it at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment.

WHEN ARE PROCEEDS PAID?

As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, partial withdrawals, Net Cash Surrender Value or any insurance benefit within seven days after receipt at the Manufacturers Life of America Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, partial withdrawals, Net Cash Surrender Value or the portion of any insurance benefit that depends on Investment Account values for up to six months if such payments are based on values which do not depend on the investment performance of the sub-accounts; otherwise for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closings) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impracticable.

WHAT REPORTS WILL BE SENT TO POLICYOWNERS?

Within 30 days after each policy anniversary, Manufacturers Life of America will send the policyowner a statement showing, among other things, the amount of the death benefit, the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account, the value of the units in each Investment Account to which the Policy Value is allocated, any Loan Account balance and any interest charged since the last report, the premiums paid and policy transactions made during the period since the last statement and any other information required by law.


Each policyowner will also be sent an annual and a semi-annual report for Manufacturers Investment Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.


OTHER MATTERS

WHAT IS THE FEDERAL TAX TREATMENT OF POLICIES?

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on its tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for federal tax purposes. The Secretary of Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.


Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through Manufacturers Investment Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how Manufacturers Investment Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more Portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

WHAT IS THE TAX TREATMENT OF POLICY BENEFITS?

IN GENERAL. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the beneficiary under
Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, a change of insured, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether the Policy is or is not a Modified Endowment Contract.

MODIFIED ENDOWMENT CONTRACTS. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

Because of the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the death benefit and Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. If a premium is received which would cause the Policy to become a Modified Endowment Contract (MEC) within 23 days of the next policy anniversary, the Company will not apply the portion of the premium which would cause MEC status (excess premium) to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next policy anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the Policy is or will become a MEC, excess premiums that would cause MEC status will be credited as of the date received.

Further, if a transaction occurs which reduces the face amount of the Policy during the first seven years, the Policy will be retested, retroactive to the date of purchase, to determine compliance with the seven-pay test based on the lower face amount. As well, if a reduction of the face amount occurs within seven years of a material change, the Policy will be retested for compliance retroactive to the date of the material change. Failure to comply would result in classification as a Modified Endowment Contract regardless of any efforts by the Company to provide a payment schedule that will not violate the seven-pay test.

The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a Modified Endowment Contract.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan. Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions upon surrender) from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the policyowner attains age 59 1/2, is attributable to the policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. A distribution from a Policy that is not a Modified Endowment Contract is generally treated as a tax-free recovery by the policyowner of the investment in the Policy (described below) to the extent of such investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the investment in the Policy. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. Select Loans may, however, be treated as a distribution.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10% additional tax.


POLICY LOAN INTEREST. Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, except for the transition rules described in the paragraph below, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceeds $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.


For policies issued after June 20, 1986 and prior to January 1, 1994 a transition rule permits all or a portion of the interest paid on policy debt incurred before January 1, 1996 to be deducted. For policies issued in 1994 or 1995 the transition rule applies to indebtedness incurred before January 1, 1997. To be deducted the interest must be paid or accrued prior to January 1, 1999, and must meet other rules contained in Section 264 of the Code and section 501 of the Health Insurance Portability and Accountability Act of 1996.


Furthermore, if a non-natural person owns a policy, or is the direct or indirect beneficiary under a policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.



The portion of the interest expense that is allocable to unborrowed policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed policy cash values under such life insurance policies bears to the average adjusted bases for all assets of the taxpayer.



If the taxpayer is not the owner, but is the direct or indirect beneficiary under the contract, then the amount of unborrowed cash value of the policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the policy.


INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which has been excluded from gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount has been excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount has been included in the gross income of the policyowner.

MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

WHAT ARE THE COMPANY'S TAX CONSIDERATIONS?

As a result of the Omnibus Budget Reconciliation Act of 1990, insurance companies are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for the Company. The Company makes a charge to premiums to compensate it for the anticipated higher corporate income taxes.

At the present time, the Company makes no charge to the Separate Account for any federal, state or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

WHO SELLS THE POLICIES AND WHAT ARE THE SALES COMMISSIONS?


ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized by state insurance departments to do so. A registered representative will receive first-year commissions not to exceed 50% of premiums paid up to the "target commissionable premium," commissions of 5% of premiums in excess thereof (3% prior to October 1, 1996) and, on and after the third anniversary, 0.15% of the Policy Value per annum. In addition, representatives may be eligible for bonuses of up to 90% of first-year commissions. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.


WHAT RESPONSIBILITIES HAS MANUFACTURERS LIFE ASSUMED?

Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc., will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for their other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.


Finally, Manulife Reinsurance Corporation (U.S.A.) has entered into a Stoploss Reinsurance Agreement with Manufacturers Life of America under which Manulife Reinsurance Corporation (U.S.A.) reinsures all aggregate claims in excess of 110% of the expected claims for all flexible premium variable life insurance policies issued by Manufacturers Life of America. Under the agreement Manufacturers Life of America will automatically reinsure the risk for any one life up to a maximum of $7,500,000, except in the case of aviation risks where the maximum will be $5,000,000. However, Manufacturers Life of America may also consider reinsuring any non-aviation risk in excess of $7,500,000 and any aviation risk in excess of $5,000,000.


WHAT ARE THE VOTING RIGHTS?


As stated above, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of Manufacturers Investment Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.


The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Manufacturers Trust. The number will be determined as of a date chosen by

Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, Manufacturers Life of America itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

WHO ARE THE DIRECTORS AND OFFICERS OF MANUFACTURERS LIFE OF AMERICA?

The directors and executive officers of Manufacturers Life of America, together with their principal occupations during the past five years, are as follows:


                                     POSITION WITH
                                   MANUFACTURERS LIFE
            NAME                       OF AMERICA                              PRINCIPAL OCCUPATION
            ----                   ------------------                          --------------------
Sandra M. Cotter (35)         Director                        Attorney 1989-present, Dykema Gossett
James D. Gallagher (43)       Director, Secretary, and        Vice President, Secretary and General Counsel --
                              General Counsel                 January 1997-present, ManUSA; Vice President, Legal
                                                              Services U.S. Operations -- January 1996-present, The
                                                              Manufacturers Life Insurance Company; Vice President,
                                                              Secretary and General Counsel -- 1994-present, The
                                                              Manufacturers Life Insurance Company of North America;
                                                              Vice President and Associate General Counsel --
                                                              1991-1994, The Prudential Insurance Company of America
Bruce Gordon (54)             Director                        Vice President, U.S. Operations -- Pensions --
                                                              1990-present, The Manufacturers Life Insurance Company
Donald A. Guloien (41)        Director and President          Senior Vice President, Business Development
                                                              1994-present, The Manufacturers Life Insurance Company;
                                                              Vice President, U.S. Individual Business -- 1990-1994,
                                                              The Manufacturers Life Insurance Company
Theodore Kilkuskie, Jr. (42)  Director, Vice President,       Vice President, U.S. Individual Insurance -- January
                              U.S. Individual Insurance       1997- present, ManUSA; Vice President, U.S. Individual
                                                              Insurance -- June 1995-present, The Manufacturers Life
                                                              Insurance Company; Executive Vice President, Mutual
                                                              Funds -- January 1995-May 1995, State Street Research;
                                                              Vice President, Mutual Funds -- 1987-1994, Metropolitan
                                                              Life Insurance Company
Joseph J. Pietroski (59)      Director                        Senior Vice President, General Counsel and Corporate
                                                              Secretary -- 1988-present, The Manufacturers Life
                                                              Insurance Company
John D. Richardson (60)       Chairman and Director           Executive Vice President and General Manager, U.S.
                                                              Operations 1995-present, The Manufacturers Life
                                                              Insurance Company; Senior Vice President and General
                                                              Manager, Canadian Operations 1992-1994
John R. Ostler (45)           Vice President and Treasurer    Financial Vice President -- 1992-present, The
                                                              Manufacturers Life Insurance Company
Douglas H. Myers (43)         Vice President, Finance and     Assistant Vice President and Controller, U.S.
                              Controller                      Operations -- 1988-present, The Manufacturers Life
                                                              Insurance Company
Victor Apps (49)              Senior Vice President, Asia     Senior Vice President and General Manager, Greater
                                                              China Division -- 1995-present, The Manufacturers Life
                                                              Insurance Company; Vice President and General Manger,
                                                              Greater China Division -- 1993-1995, The Manufacturers
                                                              Life Insurance Company; International Vice President --
                                                              1988-1993, Asia Pacific Division, The Manufacturers
                                                              Life Insurance Company

                                     POSITION WITH
                                   MANUFACTURERS LIFE
            NAME                       OF AMERICA                              PRINCIPAL OCCUPATION
            ----                   ------------------                          --------------------
Felix Chee (51)               Vice President, Investments     Executive Vice President -- 1997 to present, The
                                                              Manufacturers Life Insurance Company; Chief Investment
                                                              Officer -- 1997 to present, The Manufacturers Life
                                                              Insurance Company, Senior Vice President and Treasurer
                                                              -- 1993-1994, The Manufacturers Life Insurance Company,
                                                              Senior Vice President, Corporate Finance -- April 1993
                                                              to September 1993, Ontario Hydro.
Robert A. Cook (43)           Vice President, Marketing       Vice President, Product Management -- 1996-present, The
                                                              Manufacturers Life Insurance Company; Sales and
                                                              Marketing Director, U.S. Division 1994-1995, The
                                                              Manufacturers Life Insurance Company; Vice President,
                                                              Corporation Strategic Review -- 1992-1993, The
                                                              Manufacturers Life Insurance Company
Hugh C. McHaffie (39)         Vice President                  Vice President, U.S. Annuities and Product Development
                                                              --1996 to present, The Manufacturers Life Insurance
                                                              Company; Vice President U.S. Annuities and Product
                                                              Development -- 1994 to present, The Manufacturers Life
                                                              Insurance Company of North America; Product Development
                                                              Executive -- 1990 to 1994, The Manufacturers Life
                                                              Insurance Company of North America.
John G. Vrysen (42)           Vice President and Appointed    Vice President and Chief Financial Officer, U.S.
                              Actuary                         Operations -- 1996 to present, The Manufacturers Life
                                                              Insurance Company, Vice President and Chief Actuary --
                                                              1986 to present, The Manufacturers Life Insurance
                                                              Company of North America.


WHAT STATE REGULATIONS APPLY?

Manufacturers Life of America is subject to regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

IS THERE ANY LITIGATION PENDING?


No litigation is pending that would have a material effect upon the Separate Account or Manufacturers Investment Trust.


WHERE CAN FURTHER INFORMATION BE FOUND?

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the S.E.C.'s principal office in Washington, D.C. upon payment of the prescribed fee.

For further information you may also contact Manufacturers Life of America's Service Office, the address and telephone number of which are on the first page of this prospectus.

LEGAL CONSIDERATIONS

On July 6, 1983, the Supreme Court of The United States held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Unless requested by the applicant, the Policy which will be issued by Manufacturers Life of America will be based on actuarial tables which distinguish between men and women and thus provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the effect of Norris or any other applicable law on any employment-related insurance benefit program before purchasing a Policy. If requested by the applicant, Manufacturers Life of America may offer the Policy with provisions based on actuarial tables that do not differentiate on the basis of sex to such prospective purchasers in states where the unisex version of the Policy has been approved.

The State of Montana currently prohibits the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for policies issued on the life of any of its residents. Consequently, a Policy will be issued pursuant to the offer contained in this prospectus to a Montana resident having premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

LEGAL MATTERS

The legal validity of the policies has been passed on by James D. Gallagher, Esq., Secretary and General Counsel of Manufacturers Life of America. Jones & Blouch L.L.P., Washington D.C., has passed on certain matters relating to the federal securities laws.

EXPERTS


The financial statements for the period ending December 31, 1997 of The Manufacturers Life Insurance Company of America and Separate Account Four of the The Manufacturers Life Insurance Company of America appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors to the extent indicated in their reports thereon also appearing elsewhere herein. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.


YEAR 2000 ISSUES


Preparing computer systems to deal with Year 2000 risk has become a major issue for businesses throughout the world. Within the group of companies made up of Manufacturers Life and its subsidiaries ("Manulife Financial"), a group-wide program has been underway since 1996 to make all critical systems compliant by the end of 1998 and other systems compliant by the end of 1999. Included in this program are all systems applicable to and shared by the Company with Manulife Financial. Based on a detailed assessment, Manulife Financial determined that a portion of its software needs to be modified or replaced so that its computer systems will function properly into the Year 2000 and beyond. Like most companies, the Year 2000 issue represents a significant challenge for Manulife Financial, and extensive resources have been dedicated to modifying existing software and to converting to new software. However, there can be no assurances that Manulife Financial's systems, nor those of other companies on which Manulife Financial relies, will be fully converted on a timely basis and therefore that all adverse effects on the Company due to the Year 2000 risk will be avoided. Manulife Financial is presently consulting with vendors, customers, subsidiaries, third-parties and other businesses with which it deals to ensure that no material aspect of its, or the Company's, operations will be hindered by the Year 2000 risk.



The costs of the project and the date on which Manulife Financial plans to complete the modifications are based on management's best estimates and are subject to some uncertainty. Manulife Financial is using both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total cost of this program to Manulife Financial is estimated to be $64 million, comprised of $55 million for specifically budgeted programs and $9 million for general contingencies. Manulife Financial has incurred $15 million as at December 31, 1997 of which the Company will receive an allocation due to its shared systems. The costs allocated are not expected to have a material effect on the net operating income of the Company.

                              FINANCIAL STATEMENTS

The financial statements of Manufacturers Life of America included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of Manufacturers Life of America to meet its obligations under the Policies.

APPENDIX

WHAT ARE SOME ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS?

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Guaranteed Interest Account or Loan Account. The Cash Surrender Value is the Policy Value less the deferred sales charge and deferred underwriting charge. The tables illustrate how Policy Values and Cash Surrender Values, which reflect the deduction of all applicable charges including the premium tax charge and the sales charge, and death benefits of the Policy on an insured of a given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, death benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years.


The amounts shown for the Policy Value, death benefit and Cash Surrender Value as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the daily charge to the Separate Account for assuming mortality and expense risks (0.65% on an annual basis) and the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses, which is approximately 0.938% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -1.577%, 4.328%, and 10.234%.


The tables assume that no premiums have been allocated to the Guaranteed Interest Account, that planned premiums are paid on the policy anniversary and that no transfers, partial withdrawals, policy loans, changes in death benefit options or changes in the face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for male nonsmokers, one based on current cost of insurance charges assessed by the Company and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's age, sex and risk class, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results that the illustration shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.

The Policies were first sold to the public on December 7, 1987. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

          THE FOLLOWING ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER
       VALUES AND DEATH BENEFITS ARE APPLICABLE TO POLICIES PURCHASED ON
                           OR AFTER OCTOBER 1, 1996.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                          $575 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                           Gross Investment Return         Gross Investment Return           Gross Investment Return
                           -----------------------         -----------------------           -----------------------
End of    Accumulated              Cash                             Cash                              Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy     Surrender     Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value     Value(3)     Benefit
   1        $   604     $  320    $    0     $100,000   $   345    $     0    $100,000   $   370     $     0     $100,000
   2          1,238        638         0      100,000       709          0     100,000       783          16      100,000
   3          1,903        955       188      100,000     1,092        325     100,000     1,241         474      100,000
   4          2,602      1,268       501      100,000     1,493        726     100,000     1,748         981      100,000
   5          3,336      1,576       809      100,000     1,912      1,145     100,000     2,307       1,540      100,000
   6          4,107      1,880     1,190      100,000     2,349      1,659     100,000     2,924       2,234      100,000
   7          4,916      2,177     1,564      100,000     2,804      2,190     100,000     3,603       2,989      100,000
   8          5,765      2,468     1,931      100,000     3,277      2,740     100,000     4,350       3,813      100,000
   9          6,657      2,750     2,289      100,000     3,766      3,306     100,000     5,170       4,709      100,000
  10          7,594      3,022     2,638      100,000     4,271      3,887     100,000     6,068       5,685      100,000
  15         13,028      4,235     4,235      100,000     7,062      7,062     100,000    12,074      12,074      100,000
  20         19,964      5,069     5,069      100,000    10,213     10,213     100,000    21,584      21,584      100,000
  25         28,815      5,636     5,636      100,000    13,927     13,927     100,000    37,033      37,033      100,000
  30         40,112      5,447     5,447      100,000    17,844     17,844     100,000    62,005      62,005      100,000


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE NON-SMOKER ISSUE AGE 25
                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $575 ANNUAL PLANNED PREMIUM
                          ASSUMING GUARANTEED CHARGES

                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $   604     $  320    $    0     $100,000   $   345    $     0    $100,000   $   370    $     0    $100,000
   2          1,238        636         0      100,000       706          0     100,000       780         13     100,000
   3          1,903        949       182      100,000     1,086        319     100,000     1,235        467     100,000
   4          2,602      1,260       493      100,000     1,484        717     100,000     1,738        971     100,000
   5          3,336      1,566       799      100,000     1,900      1,133     100,000     2,294      1,527     100,000
   6          4,107      1,868     1,177      100,000     2,335      1,645     100,000     2,907      2,217     100,000
   7          4,916      2,162     1,549      100,000     2,786      2,172     100,000     3,582      2,968     100,000
   8          5,765      2,450     1,913      100,000     3,254      2,717     100,000     4,322      3,785     100,000
   9          6,657      2,728     2,268      100,000     3,739      3,279     100,000     5,135      4,675     100,000
  10          7,594      2,997     2,613      100,000     4,239      3,855     100,000     6,027      5,643     100,000
  15         13,028      4,150     4,150      100,000     6,952      6,952     100,000    11,928     11,928     100,000
  20         19,964      4,870     4,870      100,000     9,945      9,945     100,000    21,208     21,208     100,000
  25         28,815      4,978     4,978      100,000    13,085     13,085     100,000    35,938     35,938     100,000
  30         40,112      4,145     4,145      100,000    16,083     16,083     100,000    59,686     59,686     100,000

- ---------------

(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.

(2) Assumes net interest of 5% compounded annually.

(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.

THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                          $575 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                           Gross Investment Return         Gross Investment Return           Gross Investment Return
                           -----------------------         -----------------------           -----------------------
End of    Accumulated              Cash                             Cash                              Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy     Surrender     Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value     Value(3)     Benefit
   1        $   604     $  319    $    0     $100,319   $   344    $     0    $100,344   $   370     $     0     $100,370
   2          1,238        637         0      100,637       707          0     100,707       781          14      100,781
   3          1,903        952       185      100,952     1,088        321     101,088     1,237         470      101,237
   4          2,602      1,263       496      101,263     1,487        720     101,487     1,741         973      101,741
   5          3,336      1,569       802      101,569     1,903      1,136     101,903     2,296       1,528      102,296
   6          4,107      1,870     1,180      101,870     2,337      1,646     102,337     2,908       2,217      102,908
   7          4,916      2,164     1,551      102,164     2,787      2,173     102,787     3,579       2,966      103,579
   8          5,765      2,451     1,914      102,451     3,254      2,716     103,254     4,317       3,780      104,317
   9          6,657      2,729     2,269      102,729     3,736      3,275     103,736     5,125       4,665      105,125
  10          7,594      2,996     2,613      102,996     4,233      3,849     104,233     6,010       5,626      106,010
  15         13,028      4,178     4,178      104,178     6,957      6,957     106,957    11,878      11,878      111,878
  20         19,964      4,959     4,959      104,959     9,964      9,964     109,964    21,011      21,011      121,011
  25         28,815      5,456     5,456      105,456    13,424     13,424     113,424    35,576      35,576      135,576
  30         40,112      5,155     5,155      105,155    16,824     16,824     116,824    58,263      58,263      158,263


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                          $575 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $   604     $  319    $    0     $100,319   $   344    $     0    $100,344   $   370    $     0    $100,370
   2          1,238        634         0      100,634       704          0     100,704       778         11     100,778
   3          1,903        946       179      100,946     1,082        315     101,082     1,230        463     101,230
   4          2,602      1,255       488      101,255     1,478        711     101,478     1,731        964     101,731
   5          3,336      1,559       791      101,559     1,891      1,124     101,891     2,282      1,515     102,282
   6          4,107      1,858     1,167      101,858     2,322      1,631     102,322     2,890      2,200     102,890
   7          4,916      2,149     1,535      102,149     2,768      2,154     102,768     3,557      2,944     103,557
   8          5,765      2,433     1,896      102,433     3,231      2,694     103,231     4,289      3,752     104,289
   9          6,657      2,707     2,247      102,707     3,708      3,248     103,708     5,091      4,630     105,091
  10          7,594      2,971     2,587      102,971     4,200      3,816     104,200     5,968      5,584     105,968
  15         13,028      4,091     4,091      104,091     6,842      6,842     106,842    11,724     11,724     111,724
  20         19,964      4,753     4,753      104,753     9,681      9,681     109,681    20,599     20,599     120,599
  25         28,815      4,771     4,771      104,771    12,504     12,504     112,504    34,250     34,250     134,250
  30         40,112      3,816     3,816      103,816    14,877     14,877     114,877    55,177     55,177     155,177


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                         $1,325 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $ 1,391     $  996    $    0     $100,000   $ 1,063    $    40    $100,000   $ 1,129    $   107    $100,000
   2          2,852      1,901       341      100,000     2,094        534     100,000     2,295        735     100,000
   3          4,386      2,725     1,165      100,000     3,102      1,542     100,000     3,510      1,950     100,000
   4          5,996      3,498     1,938      100,000     4,114      2,554     100,000     4,810      3,250     100,000
   5          7,688      4,231     2,671      100,000     5,143      3,583     100,000     6,217      4,657     100,000
   6          9,463      4,891     3,487      100,000     6,156      4,752     100,000     7,708      6,304     100,000
   7         11,328      5,522     4,274      100,000     7,194      5,946     100,000     9,336      8,088     100,000
   8         13,285      6,130     5,038      100,000     8,267      7,175     100,000    11,123     10,031     100,000
   9         15,341      6,686     5,750      100,000     9,346      8,410     100,000    13,057     12,121     100,000
  10         17,499      7,188     6,408      100,000    10,430      9,650     100,000    15,154     14,374     100,000
  15         30,021      8,791     8,791      100,000    15,855     15,855     100,000    28,774     28,774     100,000
  20         46,003      8,074     8,074      100,000    20,483     20,483     100,000    49,763     49,763     100,000
  25         66,400      4,632     4,632      100,000    24,006     24,006     100,000    84,943     84,943     100,000
  30         92,433          0(4)      0(4)         0(4) 23,052     23,052     100,000   143,776    143,776     153,841


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                         $1,325 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return           Gross Investment Return
                           -----------------------         -----------------------           -----------------------
End of    Accumulated              Cash                             Cash                              Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death      Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(2)    Benefit     Value     Value(3)    Benefit
   1        $ 1,391     $  996    $    0     $100,000   $ 1,063    $    40    $100,000   $  1,129   $    107    $100,000
   2          2,852      1,800       240      100,000     1,990        430     100,000      2,188        628     100,000
   3          4,386      2,566     1,006      100,000     2,931      1,371     100,000      3,328      1,768     100,000
   4          5,996      3,293     1,733      100,000     3,887      2,327     100,000      4,560      3,000     100,000
   5          7,688      3,979     2,419      100,000     4,854      3,294     100,000      5,888      4,328     100,000
   6          9,463      4,621     3,217      100,000     5,832      4,428     100,000      7,322      5,918     100,000
   7         11,328      5,216     3,968      100,000     6,815      5,567     100,000      8,868      7,620     100,000
   8         13,285      5,756     4,664      100,000     7,798      6,706     100,000     10,532      9,440     100,000
   9         15,341      6,239     5,303      100,000     8,776      7,840     100,000     12,325     11,389     100,000
  10         17,499      6,656     5,876      100,000     9,742      8,962     100,000     14,254     13,474     100,000
  15         30,021      7,569     7,569      100,000    14,184     14,184     100,000     26,413     26,413     100,000
  20         46,003      5,693     5,693      100,000    17,081     17,081     100,000     44,627     44,627     100,000
  25         66,400          0(4)      0(4)   100,000(4) 16,008     16,008     100,000     73,778     73,778     100,000
  30         92,433          0(5)      0(5)         0(5)  5,652      5,652     100,000    124,562    124,562     133,282


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) Provided the Minimum Premium Requirement has been met, the death benefit guarantee will have kept the Policy in force until this point, i.e. the policy anniversary on which the life insured is 70 years old, at which time the death benefit guarantee will expire and in the absence of additional premium payments the Policy will lapse.



(5) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                         $1,325 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return           Gross Investment Return
                           -----------------------         -----------------------           -----------------------
End of    Accumulated              Cash                             Cash                              Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death      Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value     Value(3)    Benefit
   1        $ 1,391     $  994    $    0     $100,994   $ 1,061    $    38    $101,061   $  1,127   $    105    $101,127
   2          2,852      1,894       334      101,894     2,086        526     102,086      2,287        727     102,287
   3          4,386      2,709     1,149      102,709     3,083      1,523     103,083      3,488      1,928     103,488
   4          5,996      3,468     1,908      103,468     4,078      2,518     104,078      4,768      3,208     104,768
   5          7,688      4,184     2,624      104,184     5,084      3,525     105,084      6,145      4,585     106,145
   6          9,463      4,821     3,417      104,821     6,065      4,661     106,065      7,591      6,187     107,591
   7         11,328      5,424     4,176      105,424     7,062      5,814     107,062      9,160      7,912     109,160
   8         13,285      6,001     4,909      106,001     8,086      6,994     108,086     10,871      9,779     110,871
   9         15,341      6,520     5,584      106,520     9,104      8,168     109,104     12,705     11,769     112,705
  10         17,499      6,979     6,199      106,979    10,111      9,331     110,111     14,671     13,891     114,671
  15         30,021      8,258     8,258      108,258    14,847     14,847     114,847     26,871     26,871     126,871
  20         46,003      7,005     7,005      107,005    17,874     17,874     117,874     43,449     43,449     143,449
  25         66,400      2,994     2,994      102,994    18,360     18,360     118,360     66,706     66,706     166,706
  30         92,433          0(4)      0(4)         0(4) 11,721     11,721     111,721     96,234     96,234     196,234


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                         $1,325 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $ 1,391     $  994    $    0     $100,994   $ 1,061    $    38    $101,061   $ 1,127    $   105    $101,127
   2          2,852      1,791       231      101,791     1,980        420     101,980     2,177        617     102,177
   3          4,386      2,547       987      102,547     2,909      1,349     102,909     3,303      1,743     103,303
   4          5,996      3,259     1,699      103,259     3,846      2,286     103,846     4,511      2,951     104,511
   5          7,688      3,926     2,366      103,926     4,788      3,229     104,788     5,806      4,246     105,806
   6          9,463      4,546     3,142      104,546     5,734      4,330     105,734     7,195      5,791     107,195
   7         11,328      5,112     3,864      105,112     6,675      5,427     106,675     8,679      7,431     108,679
   8         13,285      5,619     4,527      105,619     7,604      6,512     107,604    10,261      9,169     110,261
   9         15,341      6,061     5,125      106,061     8,515      7,580     108,515    11,945     11,009     111,945
  10         17,499      6,432     5,652      106,432     9,399      8,619     109,399    13,732     12,952     113,732
  15         30,021      6,997     6,997      106,997    13,088     13,088     113,088    24,322     24,322     124,322
  20         46,003      4,608     4,608      104,608    14,307     14,307     114,307    37,726     37,726     137,726
  25         66,400          0(4)      0(4)         0(4) 10,061     10,061     110,061    52,927     52,927     152,927
  30         92,433          0(5)      0(5)         0(5)      0(4)       0(4)        0(4) 66,866     66,866     166,866


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) Provided the Minimum Premium Requirement has been met, the death benefit guarantee will have kept the Policy in force until this point, i.e. the policy anniversary on which the life insured is 70 years old, at which time the death benefit guarantee will expire and in the absence of additional premium payments the Policy will lapse.



(5) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 THE FOLLOWING ILLUSTRATIONS OF POLICY VALUES,

                    CASH SURRENDER VALUES AND DEATH BENEFITS

                 ARE APPLICABLE TO POLICIES PURCHASED PRIOR TO

                                OCTOBER 1, 1996.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                          $575 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                  6% Hypothetical                  12% Hypothetical
                           Gross Investment Return          Gross Investment Return           Gross Investment Return
                           -----------------------          -----------------------           -----------------------
End of    Accumulated               Cash                             Cash                              Cash
Policy     Premiums     Policy    Surrender    Death     Policy    Surrender    Death      Policy    Surrender    Death
Year(1)       (2)        Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value     Value(3)    Benefit
   1        $   604     $   382    $    0     $100,000   $   410    $     0    $100,000   $    437    $     0    $100,000
   2          1,238         753         0      100,000       831         64     100,000        913        146     100,000
   3          1,903       1,110       343      100,000     1,263        496     100,000      1,429        662     100,000
   4          2,602       1,455       687      100,000     1,706        939     100,000      1,991      1,224     100,000
   5          3,336       1,787     1,020      100,000     2,162      1,395     100,000      2,604      1,837     100,000
   6          4,107       2,106     1,416      100,000     2,630      1,940     100,000      3,272      2,581     100,000
   7          4,916       2,413     1,799      100,000     3,111      2,497     100,000      4,000      3,386     100,000
   8          5,765       2,709     2,172      100,000     3,606      3,069     100,000      4,797      4,260     100,000
   9          6,657       2,996     2,535      100,000     4,118      3,658     100,000      5,672      5,211     100,000
  10          7,594       3,269     2,885      100,000     4,644      4,260     100,000      6,627      6,244     100,000
  15         13,028       4,423     4,423      100,000     7,480      7,480     100,000     12,941     12,941     100,000
  20         19,964       5,164     5,164      100,000    10,648     10,648     100,000     22,922     22,922     100,000
  25         28,815       5,316     5,316      100,000    14,035     14,035     100,000     38,837     38,837     100,000
  30         40,112       4,671     4,671      100,000    17,491     17,491     100,000     64,665     64,665     101,524


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date..



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                          $575 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $   604     $  382    $    0     $100,000   $   410    $     0    $100,000   $   437    $     0    $100,000
   2          1,238        697         0      100,000       774          7     100,000       854         87     100,000
   3          1,903      1,010       243      100,000     1,156        389     100,000     1,316        549     100,000
   4          2,602      1,320       553      100,000     1,558        791     100,000     1,828      1,061     100,000
   5          3,336      1,625       858      100,000     1,977      1,210     100,000     2,393      1,626     100,000
   6          4,107      1,926     1,236      100,000     2,415      1,725     100,000     3,017      2,326     100,000
   7          4,916      2,220     1,606      100,000     2,870      2,256     100,000     3,702      3,088     100,000
   8          5,765      2,506     1,969      100,000     3,342      2,805     100,000     4,455      3,918     100,000
   9          6,657      2,784     2,323      100,000     3,831      3,370     100,000     5,282      4,822     100,000
  10          7,594      3,052     2,668      100,000     4,335      3,951     100,000     6,189      5,805     100,000
  15         13,028      4,201     4,201      100,000     7,072      7,072     100,000    12,194     12,194     100,000
  20         19,964      4,918     4,918      100,000    10,094     10,094     100,000    21,647     21,647     100,000
  25         28,815      5,023     5,023      100,000    13,273     13,273     100,000    36,665     36,665     100,000
  30         40,112      4,188     4,188      100,000    16,323     16,323     100,000    60,903     60,903     100,000


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                          $575 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                  6% Hypothetical                  12% Hypothetical
                           Gross Investment Return          Gross Investment Return          Gross Investment Return
                           -----------------------          -----------------------          -----------------------
End of    Accumulated              Cash                              Cash                             Cash
Policy     Premiums     Policy   Surrender    Death      Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit    Value(3)     Value     Benefit     Value    Value(3)    Benefit
   1        $   604     $  382    $    0     $100,382   $   409     $     0    $100,409   $   437    $     0    $100,437
   2          1,238        752         0      100,752       830          63     100,830       911        144     100,911
   3          1,903      1,108       340      101,108     1,260         493     101,260     1,426        659     101,426
   4          2,602      1,451       684      101,451     1,702         935     101,702     1,986      1,218     101,986
   5          3,336      1,781     1,014      101,781     2,155       1,388     102,155     2,595      1,827     102,595
   6          4,107      2,098     1,407      102,098     2,619       1,929     102,619     3,257      2,567     103,257
   7          4,916      2,401     1,788      102,401     3,095       2,481     103,095     3,979      3,365     103,979
   8          5,765      2,694     2,157      102,694     3,585       3,048     103,585     4,767      4,230     104,767
   9          6,657      2,976     2,516      102,976     4,090       3,630     104,090     5,630      5,170     105,630
  10          7,594      3,244     2,861      103,244     4,607       4,223     104,607     6,572      6,188     106,572
  15         13,028      4,363     4,363      104,363     7,370       7,370     107,370    12,736     12,736     112,736
  20         19,964      5,045     5,045      105,045    10,378      10,378     110,378    22,298     22,298     122,298
  25         28,815      5,105     5,105      105,105    13,438      13,438     113,438    37,094     37,094     137,094
  30         40,112      4,336     4,336      104,336    16,267      16,267     116,267    60,067     60,067     160,067


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 25


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                          $575 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $   604     $  382    $    0     $100,382   $   409    $     0    $100,409   $   437    $     0    $100,437
   2          1,238        696         0      100,696       772          5     100,772       852         85     100,852
   3          1,903      1,007       240      101,007     1,153        386     101,153     1,312        544     101,312
   4          2,602      1,315       547      101,315     1,552        784     101,552     1,820      1,053     101,820
   5          3,336      1,618       850      101,618     1,968      1,201     101,968     2,381      1,614     102,381
   6          4,107      1,916     1,225      101,916     2,402      1,712     102,402     2,999      2,309     102,999
   7          4,916      2,206     1,592      102,206     2,852      2,238     102,852     3,677      3,063     103,677
   8          5,765      2,489     1,952      102,489     3,318      2,781     103,318     4,421      3,884     104,421
   9          6,657      2,762     2,302      102,762     3,799      3,339     103,799     5,236      4,776     105,236
  10          7,594      3,025     2,642      103,025     4,295      3,911     104,295     6,128      5,744     106,128
  15         13,028      4,141     4,141      104,141     6,960      6,960     106,960    11,985     11,985     111,985
  20         19,964      4,799     4,799      104,799     9,825      9,825     109,825    21,023     21,023     121,023
  25         28,815      4,814     4,814      104,814    12,682     12,682     112,682    34,940     34,940     134,940
  30         40,112      3,855     3,855      103,855    15,097     15,097     115,097    56,299     56,299     156,299


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                         $1,325 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $ 1,391     $  894    $    0     $100,000   $   957    $     0    $100,000   $ 1,021    $     0    $100,000
   2          2,852      1,756       196      100,000     1,938        378     100,000     2,128        568     100,000
   3          4,386      2,580     1,020      100,000     2,936      1,376     100,000     3,323      1,760     100,000
   4          5,996      3,364     1,804      100,000     3,951      2,391     100,000     4,614      3,054     100,000
   5          7,688      4,102     2,542      100,000     4,975      3,415     100,000     6,003      4,443     100,000
   6          9,463      4,794     3,390      100,000     6,011      4,607     100,000     7,502      6,098     100,000
   7         11,328      5,435     4,188      100,000     7,052      5,804     100,000     9,118      7,870     100,000
   8         13,285      6,033     4,941      100,000     8,107      7,015     100,000    10,870      9,778     100,000
   9         15,341      6,580     5,644      100,000     9,168      8,232     100,000    12,767     11,832     100,000
  10         17,499      7,079     6,299      100,000    10,239      9,459     100,000    14,828     14,048     100,000
  15         30,021      8,769     8,769      100,000    15,674     15,674     100,000    28,261     28,261     100,000
  20         46,003      8,684     8,684      100,000    20,917     20,917     100,000    49,487     49,487     100,000
  25         66,400      4,320     4,320      100,000    23,727     23,727     100,000    84,034     84,034     100,000
  30         92,433          0(4)       0(4)        0(4)  21,361    21,361     100,000   142,104    142,104     152,051


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 1


                         $1,325 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return           Gross Investment Return
                           -----------------------         -----------------------           -----------------------
End of    Accumulated              Cash                             Cash                              Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death      Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value     Value(3)    Benefit
   1        $ 1,391     $  894    $    0     $100,000   $   957    $     0    $100,000   $  1,021   $      0    $100,000
   2          2,852      1,699       139      100,000     1,879        319     100,000      2,067        508     100,000
   3          4,386      2,466       906      100,000     2,816      1,256     100,000      3,196      1,636     100,000
   4          5,996      3,195     1,635      100,000     3,766      2,206     100,000      4,413      2,853     100,000
   5          7,688      3,881     2,321      100,000     4,727      3,167     100,000      5,725      4,165     100,000
   6          9,463      4,525     3,121      100,000     5,699      4,295     100,000      7,141      5,737     100,000
   7         11,328      5,121     3,873      100,000     6,676      5,428     100,000      8,668      7,420     100,000
   8         13,285      5,662     4,570      100,000     7,652      6,560     100,000     10,311      9,219     100,000
   9         15,341      6,145     5,209      100,000     8,623      7,687     100,000     12,079     11,143     100,000
  10         17,499      6,563     5,783      100,000     9,581      8,801     100,000     13,981     13,201     100,000
  15         30,021      7,479     7,479      100,000    13,974     13,974     100,000     25,947     25,947     100,000
  20         46,003      5,604     5,604      100,000    16,802     16,802     100,000     43,808     43,808     100,000
  25         66,400          0(4)      0(4)   100,000(4) 15,615     15,615     100,000     72,260     72,260     100,000
  30         92,433          0(5)      0(5)         0(5)  5,050      5,050     100,000    121,959    121,959     130,437


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) Provided the Minimum Premium Requirement has been met, the death benefit guarantee will have kept the Policy in force until this point, i.e. the policy anniversary on which the life insured is 70 years old, at which time the death benefit guarantee will expire and in the absence of additional premium payments the Policy will lapse.



(5) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                         $1,325 ANNUAL PLANNED PREMIUM


                            ASSUMING CURRENT CHARGES


                                  0% Hypothetical                         6% Hypothetical
                              Gross Investment Return                 Gross Investment Return
                              -----------------------                 -----------------------
End of    Accumulated              Cash                                    Cash
Policy     Premiums     Policy   Surrender        Death        Policy    Surrender        Death
Year(1)       (2)       Value    Value(3)        Benefit        Value    Value(3)        Benefit
   1        $ 1,391     $  891    $    0     $       100,891   $   954    $     0    $       100,954
   2          2,852      1,748       188             101,748     1,929        369            101,929
   3          4,386      2,562     1,002             102,562     2,916      1,356            102,916
   4          5,996      3,334     1,774             103,334     3,915      2,355            103,915
   5          7,688      4,055     2,495             104,055     4,917      3,357            104,917
   6          9,463      4,726     3,322             104,726     5,923      4,519            105,923
   7         11,328      5,341     4,093             105,341     6,926      5,678            106,926
   8         13,285      5,908     4,816             105,908     7,931      6,839            107,931
   9         15,341      6,418     5,482             106,418     8,931      7,995            108,931
  10         17,499      6,873     6,093             106,873     9,926      9,146            109,926
  15         30,021      8,253     8,253             108,253    14,701     14,701            114,701
  20         46,003      7,673     7,673             107,673    18,486     18,486            118,486
  25         66,400      2,651     2,651             102,651    18,032     18,032            118,032
  30         92,433          0(4)      0(4)                0(4)  9,776      9,776            109,776

                12% Hypothetical
            Gross Investment Return
            -----------------------
End of               Cash
Policy   Policy    Surrender    Death
Year(1)   Value    Value(3)    Benefit
   1     $ 1,018    $     0    $101,018
   2       2,118        558     102,118
   3       3,300      1,740     103,300
   4       4,571      3,011     104,571
   5       5,931      4,371     105,931
   6       7,389      5,985     107,389
   7       8,948      7,700     108,948
   8      10,625      9,533     110,625
   9      12,423     11,487     112,423
  10      14,355     13,575     114,355
  15      26,426     26,426     126,426
  20      43,656     43,656     137,030
  25      65,820     66,820     165,820
  30      93,010     93,010     193,010


- ---------------


(1)All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3)Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4)In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


                          MALE NON-SMOKER ISSUE AGE 45


                  $100,000 FACE AMOUNT DEATH BENEFIT OPTION 2


                         $1,325 ANNUAL PLANNED PREMIUM


                          ASSUMING GUARANTEED CHARGES



                               0% Hypothetical                 6% Hypothetical                  12% Hypothetical
                           Gross Investment Return         Gross Investment Return          Gross Investment Return
                           -----------------------         -----------------------          -----------------------
End of    Accumulated              Cash                             Cash                             Cash
Policy     Premiums     Policy   Surrender    Death     Policy    Surrender    Death     Policy    Surrender    Death
Year(1)       (2)       Value    Value(3)    Benefit     Value    Value(3)    Benefit     Value    Value(3)    Benefit
   1        $ 1,391     $  891    $    0     $100,891   $   954    $     0    $100,954   $ 1,018    $     0    $101,018
   2          2,852      1,690       130      101,690     1,869        309     101,869     2,056        496     102,056
   3          4,386      2,447       887      102,447     2,793      1,233     102,793     3,169      1,610     103,169
   4          5,996      3,161     1,601      103,161     3,725      2,166     103,725     4,364      2,804     104,364
   5          7,688      3,829     2,269      103,829     4,662      3,102     104,662     5,644      4,084     105,644
   6          9,463      4,451     3,047      104,451     5,602      4,198     105,602     7,016      5,612     107,016
   7         11,328      5,018     3,770      105,018     6,537      5,289     106,537     8,482      7,234     108,482
   8         13,285      5,527     4,435      105,527     7,461      6,369     107,461    10,045      8,953     110,045
   9         15,341      5,971     5,035      105,971     8,366      7,430     108,366    11,706     10,770     111,706
  10         17,499      6,342     5,562      106,342     9,243      8,463     109,243    13,468     12,688     113,468
  15         30,021      6,915     6,915      106,915    12,895     12,895     112,895    23,894     23,894     123,894
  20         46,003      4,532     4,532      104,532    14,069     14,069     114,069    37,030     37,030     137,030
  25         66,400          0(4)      0(4)   100,000(4)  9,768      9,768     109,768    51,794     51,794     151,794
  30         92,433          0(5)      0(5)         0(5)      0(4)       0(4)       0(4)  65,023     65,023     165,023


- ---------------


(1) All values shown are as of the end of the policy year indicated and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Guaranteed Interest Account.



(2) Assumes net interest of 5% compounded annually.



(3) Provided the Minimum Premium Requirement has been and continues to be met, the death benefit guarantee will keep the Policy in force until the policy anniversary on which the life insured is 70 years old, or two years after the policy date if later, except for Policies issued in Massachusetts. The death benefit guarantee for Policies issued in Massachusetts will expire five years after the policy date.



(4) Provided the Minimum Premium Requirement has been met, the death benefit guarantee will have kept the Policy in force until this point, i.e. the policy anniversary on which the life insured is 70 years old, at which time the death benefit guarantee will expire and in the absence of additional premium payments the Policy will lapse.



(5) In the absence of additional premium payments, the Policy will lapse.



THE POLICY VALUE, CASH SURRENDER VALUE AND THE DEATH BENEFIT WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES. IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL INVESTMENT RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICYOWNER, AND THE INVESTMENT RETURNS FOR THE FUNDS OF MANUFACTURERS INVESTMENT TRUST. THE POLICY VALUE, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    PART II.

                                OTHER INFORMATION

UNDERTAKINGS

(a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940:

The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

(b) Rule 484 Undertaking:

Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:
   The facing sheet;
   The Prospectus Supplement, consisting of ___ pages;
   The Prospectus dated May 1, 1998, consisting of 106 pages;
   Representation pursuant to Section 26 of the Investment Company Act of 1940; Rule 484 Undertaking;
   The signatures;

   Written consents of the following persons:
     A. Ernst & Young LLP - FILED HEREWITH
     B. Opinion and Consent of Actuary - Incorporated by reference.
     C. Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH
     D. Consent of Jones & Blouch L.L.P. - FILED HEREWITH

The following exhibits are filed herewith or are incorporated herein by reference to the designated filings:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

 A(1)(a)      Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America
              establishing Separate Account Four.  Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6, filed April 24, 1987 (File No. 33-13774).

A(1)(b        Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) regarding
              Separate Account N - FILED HEREWITH

 A(3)(a)(i)   Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity,
              Inc. Incorporated by reference to Exhibit (A)(3)(a) to Pre-Effective Amendment No. 1 to the
              registration statement on Form S-6, filed August 13, 1987 (File No. 33-13774).

A(3)(a)(ii)   Amendment to Distribution Agreement. Incorporated by reference to Exhibit (A)(3)(a)(ii) to
              Pre-Effective Amendment No. 9 to the registration statement on Form S-6, filed February 28, 1992
              (File No. 33-13774).

A(3)(b)(i)    Form of broker-dealer agreement Incorporated by reference to
              Exhibit 3 (iv) to the Registration Statement on Form N-4 for The
              Manufacturers Life Insurance Company (U.S.A.) filed October 2,
              2001 (File No. 333-70728).

A(3)(c)       Schedule of Sales Commissions. Incorporated by reference to Exhibit A(3)(c) to Post-Effective
              Amendment No. 9 to the registration statement on Form S-6, filed February 28, 1992 (File No.
              33-13774).

A(5)(a)       Form of Flexible Premium Variable Life Insurance Policy, as amended. Incorporated by reference to
              Exhibit A(5) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6, filed
              November 19, 1987 (File No. 33-13774).

A(5)(b)       Endorsement to Flexible Premium Variable Life Insurance Policy. Incorporated by reference to
              Exhibit A(5)(b) to Post-Effective Amendment No. 9 to the registration statement on Form S-6, filed
              February 28, 1992 (File No. 33-13774).

A(5)(c)       Endorsement to Flexible Premium Variable Life Insurance Policy re redomestication. Incorporated by reference to Exhibit A(5)(c) to Post-Effective Amendment No. 11 to the registration statement on
              Form S-6, filed February 26, 1993 (File No. 33-13774).

A(5)(d)       Endorsement No. 770-9ua to Flexible Premium Variable Life Insurance Policy. Incorporated by
              reference to Exhibit A(5)(d) to Post-Effective Amendment No. 23 to the registration statement on
              Form S-6, filed April 30, 1997 (File No. 33-13774).

A(6)(a)       Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.).
              Incorporated by reference to Exhibit A(6) to the Registration Statement on Form S-6 filed July 20,
              2000 (file no. 333-41814).

A(6)(b)       By-Laws of The Manufacturers Life Insurance Company (U.S.A.).  Incorporated by reference to Exhibit
              A(6)(b) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(8)(a)       Service Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life
              Insurance Company. Incorporated by reference to Exhibit 1.A(8)(a) to Post-Effective Amendment No. 7 to the
              registration statement on Form N-4 of Separate Account One of The Manufacturers Life Insurance Company of
              America filed March 2, 1989. (File No. 2-88607).

A(8)(a)(i)    Amendment to Service Agreement.  Incorporated by reference to Exhibit A(8)(a)(i) to Post-Effective
              Amendment No. 11 to the registration statement on Form S-6, filed February 26, 1993 (File No.
              33-13774).

A(8)(a)(ii)   Amendments to Service Agreement: May 31, 1993 and June 30, 1993. Incorporated by reference to
              Exhibit A(8)(a)(ii) to Post-Effective Amendment No. 13 to the registration statement on Form S-6, filed March 1, 1994 (File No. 33-13774).

A(8)(b)       Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The
              Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(b) to Pre-Effective
              Amendment No. 1 to the registration statement on Form S-6, filed August 13, 1987 (File No.
              33-13774).

A(8)(c)       Automatic Coinsurance Agreement between The Manufacturers Life Insurance Company of America and The
              Manufacturers Life Insurance Company, previously filed as Exhibit (7) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 of Separate Account Two of The Manufacturers Life Insurance Company
              of America filed September 4, 1987 (File No. 33-14499).

A(8)(d)       Service Agreement between The Manufacturers Life Insurance Company and ManEquity, Inc. dated
              January 2, 1991 as amended March 1, 1994.   Incorporated by reference to Exhibit A(8)(d) to
              Post-Effective Amendment No. 14 to the registration statement on Form S-6 filed April 26, 1994.
              (File No. 33-13774).

A(8)(e)       Form of Assumption Reinsurance Agreement between The Manufacturers Life Insurance Company (U.S.A.)
              and The Manufacturers Life Insurance Company of America - FILED HEREWITH

A(10)(a)      Form of Application for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to Post-Effective Amendment No. 20 to the registration statement on Form S-6 filed April 26, 1996 (File No. 33-13774).

A(10)(b)      Form of Streamlined Application for Flexible Premium Variable Life Insurance Policy.  Incorporated
              by reference to Exhibit A(10)(b) to Post-Effective Amendment No. 5 to the

              registration statement on Form S-6 filed March 2, 1990 (File No. 33-13774).

A(10)(c)      Form of Short Form Application for Flexible Premium Variable Life Insurance Policy. Incorporated by
              reference to Exhibit A(10)(c) to Post-Effective Amendment No. 5 to the registration statement on
              Form S-6 filed March  2, 1990 (File No. 33-13774).

A(10)(d)      Form of Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by
              reference to Exhibit A(10)(d) to Post-Effective Amendment No. 22 to the registration statement on
              Form S-6 filed December 23, 1996 (File No. 33-13774).

A (11)         Not applicable.

2.       Consents of the following:

            A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.)
            - FILED HEREWITH

            B. Opinion and consent of Actuary. Incorporated by reference to
            Exhibit 6 to Post-Effective Amendment No. 24 to the registration statement on Form S-6 filed April 29, 1998 (File No. 33-13774).

            C. Consent of Ernst & Young LLP- FILED HEREWITH

            D. Consent of Jones & Blouch L.L.P. - FILED HEREWITH

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.       Not applicable.

5. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to
         Exhibit 9 to Post-Effective Amendment No. 21 to the registration statement on Form S-6 filed October 31, 1996 (File No. 33-13774).

6.       Powers of Attorney

            (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to
                        Exhibit 7 to the Registration Statement on Form S-6 of The Manufacturers Life Insurance Company (U.S.A.), filed July 20, 2000 (File No. 333-41814).

            (ii) (John Ostler) i Incorporated by reference to Exhibit 15(ii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

            (iii)       (Jim Boyle, John Lyon) i Incorporated by reference to
                        Exhibit 15(iii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT N
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY (U.S.A.)
     (Depositor)


By:  /s/John D. DesPrez III
     --------------------------------
     John D. DesPrez III
     President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By:  /s/John D. DesPrez III
     --------------------------------
     John D. DesPrez III
     President

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                           Title
---------                                           -----
/s/John D. DesPrez III                              Chairman and President
-------------------------------------               (Principal Executive Officer)
John D. DesPrez  III


*                                                   Vice President and
-------------------------------------               Chief Financial Officer
John Ostler


*                                                   Director
-------------------------------------
James Boyle


*                                                   Director
-------------------------------------
Robert A. Cook


*                                                   Director
-------------------------------------
Geoffrey Guy


*                                                   Director
-------------------------------------
James O'Malley


*                                                   Director
-------------------------------------
John Lyon


*                                                   Director
-------------------------------------
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
----------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit No.                    Description
-----------                    -----------
A(1)(b)                        Resolutions of Board of Directors of the Manufacturers
                               Life Insurance Company (U.S.A.)

(A)(8)(e)                      Form of Assumption Reinsurance Agreement

2 A                            Opinion and consent of James D. Gallagher, Esq.

2 C                            Consent of Ernst & Young LLP

2 D                            Consent of Jones & Blouch L.L.P.